UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2017

Commission File Number 1-34694

VEON Ltd.

(formerly VimpelCom Ltd.)

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Explanatory Note

The registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations and Unaudited Interim Condensed Consolidated Financial Statements as at and for the six and three month periods ended June 30, 2017 of the registrant’s Second Quarter Earnings Release Report furnished with this Form 6-K, are incorporated by reference in the registration statements filed with the Securities and Exchange Commission by the registrant on Form F-3 (Registration Nos. 333-213905 and 333-196223). Except for the foregoing, no other document or portion of a document furnished with this Form 6-K is incorporated by reference in the above registration statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)

Date: August 3, 2017

By:	/s/ Scott Dresser
Name:	Scott Dresser
Title:	Group General Counsel

VEON Ltd. - Second Quarter Earnings Release Report

For the Quarterly Period Ended June 30, 2017

Q2 2017 Earnings Release

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Unaudited Interim Condensed Consolidated Financial Statements as at and for the six and three month periods ended June 30, 2017

Q2 2017 Results Presentation

Q2 2017 Fact Book

V E O N   C O N T I N U E S   T O    R E P O R T   D O U B L E   D I G I T   R E V E N U E   A N D    E B I T D A

G R O W T H   I N   T H E   S E C O N D    Q U A R T E  R   O F   2 0 1 7

A N D   A C C E L E R A T E S   T H E    G E N E R A T I O N   O F   U N D E R L Y I N G   E Q U I T Y

F R E E   C A S H   F L O W   E X C L U  D I N G   L I C E N S E S   T O   U S D   2 9 3   M I L L I O N;

I N T E R I M   D I V I D E N D   O F    U S   1 1   C E N T S   A N N O U N C E D   A N D

F Y   2 0 1 7   G U I D A N C E   C O N  F I R M E D

Q2 2017 KEY RESULTS

●

Total revenue increased 12.3% year on year, and 3.7% organically[1] – a result of strong revenue performance in Russia, Pakistan, Ukraine and Uzbekistan despite continued, but reduced, pressure in Algeria

●

Mobile service revenue growth was particularly positive, increasing 4.3% in organic terms (with mobile data growing organically by 30.5% year on year); fixed-line service revenue declined in organic terms by 11.5%

●	Reported EBITDA increased 17.1% year on year and 10.6% organically[1] with a margin of 38.5%
●

Net loss for the period attributable to VEON shareholders of USD 278 million was mainly caused by exceptional items such as Euroset impairment of USD 110 million, the USD 85 million share of net loss recorded by the Group in respect of Italy JV, resulting from integration costs and accelerated depreciation and amortization, and early redemption premiums for bond repurchases of USD 124 million)

●	Underlying equity free cash flow excluding licenses[3] of USD 293 million up from USD 243 million in Q2 2016
●	FY 2017 targets[4] confirmed with single digit revenue growth, EBITDA margin accretion and underlying equity free cash flow excluding licenses[3] of USD 900 million to USD 1 billion

MAIN EVENTS

●	Supervisory Board of VEON approved an interim dividend 2017 of US 11 cents per share to be paid on 6 September 2017
●	VEON, the personal internet platform, launched in 5 countries
●	VEON and MegaFon to end their Euroset joint venture in Russia
●	Substantive refinancing activities completed in Q2 2017, simplifying the capital structure
●	AGM elected two new independent directors with Ursula Burns appointed Chairman of the Supervisory Board
●	Jazz acquired additional 4G/LTE spectrum in Pakistan

Amsterdam (3 August 2017) – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON) a leading global provider of connectivity and internet services headquartered in Amsterdam and serving over 235 million customers, today announces financial and operating results for the quarter ended 30 June 2017.

KEY RESULTS: CONSOLIDATED FINANCIAL AND OPERATING HIGHLIGHTS

USD million	2Q17	2Q16 pro-forma Warid[5]	2Q16 reported	Reported YoY		Organic YoY [1]
Total revenue, of which	2,417	2,228	2,153	12.3%		3.7%
mobile and fixed service revenue	2,331	2,158	2,086	11.8%		3.4%
of which mobile data revenue	465	340	333	39.6%		30.5%
EBITDA	931	811	795	17.1%		10.6%
EBITDA underlying [2]	977	928	913	7.0%		1.5%
EBITDA margin underlying [2] (EBITDA underlying/total revenue)	40.4%	41.7%	42.4%	(2.0p.p.	)	(0.9p.p.	)
Profit/(loss) from continued operations	(258)	(55)	(40)	n.m
Profit/(loss) from discontinued operations	-	187	186	n.m
Profit/(loss) for the period attributable to VEON shareholders	(278)	122	137	n.m
Underlying equity free cash flow [3]	293	243	243	20.6%
Capital expenditures excl. licenses	332	307	284	17.2%
LTM capex excl. licenses/revenue	18.4%	17.2%	17.4%	1.0p.p.
Net debt	8,403	n.a	6,575	27.8%
Net debt/LTM EBITDA underlying	2.2	n.a	1.8
Total mobile customer (millions, excluding Italy)	208	204	194	6.9%
Total fixed-line broadband customers (millions)	3.5	3.4	3.4	4.6%

1)

Organic change reflects changes in revenue and EBITDA excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions (see Attachment C for reconciliations)

2)	Underlying EBITDA excludes transformation costs and material exceptional items, see Attachment C for reconciliations
3)

Underlying equity free cash flow excluding licenses is defined as free cash flow from operating activities less free cash flow used in investing activities (excluding capex for licenses and withholding tax related to Pakistan spectrum of USD 29.5 million), excluding M&A transactions, transformation costs and other one-off items

4)

FY 2017 targets based on pro-forma results for 2016, including 12 months of Warid contribution; organic targets for revenue and underlying EBITDA margin are at constant currency, excluding exceptional items, e.g. transformation costs and M&A. Underlying equity free cash flow excluding licenses is calculated at the target rates for 2017 (see Attachment C)

Q2 2017 2

5)	Pro-forma assuming that the results of Warid have been consolidated (including intercompany eliminations) within VEON’s results with effect from 1 January 2016

USD million	1H17	1H16 pro-forma Warid[5]	1H16 reported	Reported YoY		Organic YoY [1]
Total revenue, of which	4,698	4,324	4,170	12.7%		1.5%
mobile and fixed service revenue	4,533	4,180	4,033	12.4%		1.5%
of which mobile data revenue	901	647	635	42.0%		29.2%
EBITDA	1,792	1,589	1,553	15.3%		6.4%
EBITDA underlying [2]	1,868	1,747	1,711	9.1%		1.2%
EBITDA margin underlying [2] (EBITDA underlying/total revenue)	39.8%	40.4%	41.0%	(1.3 p.p.	)	(0.2 p.p.	)
Profit/(loss) from continued operations	(269)	(36)	(2)	n.m
Profit/(loss) from discontinued operations	-	383	383	n.m
Profit/(loss) for the period attributable to VEON shareholders	(283)	291	326	n.m
Underlying equity free cash flow [3]	491	328	328	49.7%
Capital expenditures excl. licenses	595	467	437	36.0%
LTM capex excl. licenses/revenue	18.4%	17.2%	17.4%	1.0p.p.

JEAN-YVES CHARLIER, CHIEF EXECUTIVE OFFICER, COMMENTS:

“I am pleased to report a robust second quarter with continued double-digit growth in revenues and EBITDA. We observed further revenue growth in our core markets of Russia, Pakistan and Ukraine, which saw strong demand for our mobile data services. This momentum translated into further increases in underlying equity free cash flow, allowing us to confirm 2017 guidance. In addition, we are pleased to announce an interim dividend of 11 US cents on the back of our strong financial performance.

VEON’s transformation journey to becoming a digital services provider also saw significant progress with the launch of the VEON personal internet platform across five of our major markets. We have withdrawn from the Euroset joint venture in Russia to focus on expanding our monobrand strategy. Furthermore, the simplification of our capital structure continues to make good progress and will bring significant savings.

The Board was also delighted to welcome our new independent Chairman, Ursula Burns, who with Guy Laurence, was appointed as an independent director, further strengthens VEON’s corporate governance. Their experience in technology and leading global business transformations adds significant value to our development.”

Q2 2017 3

CONTENTS
MAIN EVENTS	5
GROUP PERFORMANCE	7
COUNTRY PERFORMANCE	11
CONFERENCE CALL INFORMATION	18
ATTACHMENTS	20

PRESENTATION OF FINANCIAL RESULTS

VEON’s results presented in this earnings release are based on IFRS and have not been audited. “EBITDA” or “reported EBITDA” presented in this document is called “Adjusted EBITDA” in the Management’s Discussion and Analysis of financial condition and results of operations (MD&A) section.

Certain amounts and percentages that appear in this earnings release have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in tables, may not be an exact arithmetic aggregation of the figures that precede or follow them.

All non-IFRS measures disclosed in the document, i.e. EBITDA, EBITDA margin, underlying EBITDA, underlying EBITDA margin, EBIT, net debt, equity free cash flow, organic growth, capital expenditures excluding licenses, last twelve months (LTM) Capex excluding licenses/Revenue, are reconciled to the comparable IFRS measures in Attachment C.

The financial results for Q2 2016 are also presented on a pro-forma basis assuming that the results of Warid have been consolidated (including intercompany eliminations) within VEON’s results with effect from 1 January 2016, in order to assist with the year on year comparisons.

As at 7 November 2016, VEON Ltd. owns a 50% share of the Italy Joint Venture (with CK Hutchison owning the other 50%) and we account for this JV using the equity method as we do not have control. All information related to the Italy Joint Venture is the sole responsibility of the Italy Joint Venture’s management, and no information contained herein, including, but not limited to, the Italy Joint Venture’s financial and industry data, has been prepared by or on behalf of, or approved by, our management. VEON Ltd. is not making, and has not made, any written or oral representation or warranty, express or implied, of any nature whatsoever, with respect to any Italy Joint Venture information included in this report. For further information on the Italy Joint Venture and its accounting treatment, see “Item 5—Operating and Financial Review and Prospects—Key Developments and Trends—Italy Joint Venture” “Explanatory Note—Accounting Treatment of our Historical WIND Business and the new Italy Joint Venture” and Note 6 to our audited consolidated financial statements included in our Annual Report on Form 20-F for the year ended 31 December 2016.

All comparisons are on a year on year basis unless otherwise stated.

Q2 2017 4

MAIN EVENTS

VEON’s SUPERVISORY BOARD HAS APPROVED AN INTERIM DIVIDEND 2017 OF US 11 CENTS PER SHARE

Consistent with the Company’s recently communicated commitment to pay a sustainable and progressive dividend based on the evolution of its equity free cash flow, the Supervisory Board approved the distribution of an interim gross dividend of 11 US cents per share for 2017. This payment is planned to take place on 6 September 2017, with a record date of 14 August 2017. For ordinary shareholders at Euronext Amsterdam, the interim dividend of US 11 cents will be paid in euro.

VEON, THE PERSONAL INTERNET PLATFORM LAUNCHED IN 5 COUNTRIES

In July, VEON launched its new global personal internet platform in Russia, Ukraine, Georgia, Pakistan and, with updated functionality, in Italy, covering 134 million potential customers. The VEON platform provides personalized internet services, with a range of messaging and communication capabilities (including chat, calls and sharing) which users can use for free, without worrying about running out of data. The platform gives access to some of the most popular consumer brands, thanks to more than 100 partnerships with both global and local players. The Company intends to roll out the VEON platform in all its markets by the end of 2017.

VEON AND MEGAFON AGREED TO END THEIR EUROSET JOINT VENTURE IN RUSSIA

In July 2017, PJSC VimpelCom, a subsidiary of the Company, entered into a Framework Agreement with Megafon to unwind their retail joint venture, Euroset Holding B.V. (“Euroset”). Under the agreement, Megafon will acquire PJSC VimpelCom’s 50% interest in Euroset and PJSC VimpelCom will pay RUB 1.25 billion (~USD 20 million, subject to possible completion adjustments) and will acquire rights to 50% of Euroset’s approximately 4,000 retail stores in Russia. The transaction is subject to relevant regulatory approvals and other conditions precedent, and is expected to be completed in Q4 2017. Following completion of this transaction, VEON intends to double the number of Beeline monobrand stores, which VEON believes will result in churn and ARPU improvements, more upselling opportunities and a higher level of customer service.

SUBSTANTIVE REFINANCING ACTIVITIES COMPLETED IN Q2 2017, SIMPLIFYING THE CAPITAL STRUCTURE

VEON intends to continuously improve its capital structure and rebalance the debt currency mix, with the aim of lowering its net cost of debt. The Company’s subsidiary VimpelCom Holdings B.V. has successfully entered into a new RUB 110 billion, five-year term loan agreement with Sberbank. The term loan were utilized to refinance the existing loans between Sberbank and PJSC VimpelCom, as well as provide additional funds for general corporate purposes.

VimpelCom Holdings B.V. also completed an any-and-all cash tender offer for the following notes: (i) USD 1 billion 9.125% Loan Participation Notes due 2018 (USD 499 million o/s), (ii) USD 1 billion 7.748% Loan Participation Notes due 2021 (USD 651 million o/s) and (iii) USD 1.5 billion 7.5043% Guaranteed Notes due 2022 (USD 1,280 million o/s). The aggregate principal amount accepted for purchase pursuant to the offer was equal to approximately USD 1.3 billion, leaving the aggregrate principal amount outstanding, following settlement of the offer, at around USD 1.2 billion.

In connection with the cash tender offer, VimpelCom Holdings B.V. also issued new senior unsecured notes; on 16 June 2017, VimpelCom Holdings B.V. issued USD 600 million 3.95% Senior Notes due 2021 and USD 900 million 4.95% Senior Notes due 2024. The net proceeds of the issue have been utilized to finance the cash tender offer.

Since the beginning of 2017, the Group has been able to restructure or refinance approximately 60% of its debt, leading to enhanced flexibility, an improved currency mix, a lower average cost of debt and a lengthened maturity profile. This will lead to an average interest cost reduction of approximately USD 100 million per annum assuming stable gross debt.

Q2 2017 5

AGM ELECTED TWO NEW INDEPENDENT DIRECTORS, WITH URSULA BURNS APPOINTED CHAIRMAN

Following the election of the directors of the Supervisory Board at the AGM of 24 July 2017, the Supervisory Board appointed Ursula Burns, the former Chairman and CEO of Xerox, to become its Chairman effective immediately. With the election of Ursula Burns and Guy Laurence, the former CEO of Rogers, the Supervisory Board increased from nine to eleven members.

JAZZ ACQUIRED ADDITIONAL 4G/LTE SPECTRUM IN PAKISTAN

VEON and its subsidiary Global Telecom Holding announced the acquisition of additional 4G/LTE spectrum in Pakistan, through their local 85% owned subsidiary, Jazz. This marks another major milestone in VEON’s ambition to become a global digital leader and is expected to improve the customer experience in terms of voice quality, data speeds and connectivity. Jazz won the auction, being awarded 10 MHz of paired spectrum in the 1800 MHz band for a total consideration of USD 295 million and withholding tax of 10%.

Q2 2017 6

GROUP PERFORMANCE – Q2 2017

●	Total revenue increased 12.3% year on year, organic growth of 3.7% year on year
●	EBITDA increased 17.1% and includes exceptional costs of USD 46 million related to performance transformation (which in Q2 2016 amounted to USD 118 million)
●	Underlying EBITDA increased organically by 1.5% year on year; underlying EBITDA margin decreased organically by 0.9 percentage points to 40.4%
●	Underlying equity free cash flow (excluding licenses) of USD 293 million in Q2 2017, which represents an increase of USD 50 million compared to Q2 2016

FINANCIALS BY COUNTRY

USD million	2Q17	2Q16 pro-forma Warid	2Q16 reported	Reported YoY	Organic YoY	1H17	1H16 pro-forma Warid	1H16 reported	Reported YoY	Organic YoY
Total revenue	2,417	2,228	2,152	12.3%	3.7%	4,698	4,324	4,169	12.7%	1.5%

Russia	1,197	1,008	1,008	18.7%	3.0%	2,294	1,893	1,893	21.2%	0.4%
Pakistan	385	361	285	35.4%	6.9%	755	712	558	35.5%	6.1%
Algeria	231	251	251	(7.6%)	(8.0%)	463	529	529	(12.5%)	(11.7%)
Bangladesh	148	157	157	(6.0%)	(3.0%)	299	312	312	(4.3%)	(2.1%)
Ukraine	154	146	146	5.0%	10.0%	297	281	281	5.4%	10.8%
Uzbekistan	153	164	164	(7.3%)	20.3%	306	329	329	(7.2%)	15.0%
HQ	-	-				-	-	-
Other and eliminations	149	141	141	12.4%		284	268	267	12.0%

Service revenue	2,331	2,158	2,085	11.8%	3.4%	4,533	4,180	4,033	12.4%	1.5%

Russia	1,147	980	980	17.0%	1.5%	2,201	1,827	1,827	20.5%	(0.1%)
Pakistan	359	341	269	33.7%	5.4%	705	673	526	34.0%	4.8%
Algeria	228	248	248	(8.0%)	(8.3%)	456	524	524	(13.0%)	(12.2%)
Bangladesh	144	152	152	(5.6%)	(2.6%)	291	305	305	(4.7%)	(2.5%)
Ukraine	153	145	145	5.5%	10.5%	295	280	280	5.5%	11.0%
Uzbekistan	152	164	164	(7.3%)	20.3%	305	329	329	(7.2%)	15.0%
HQ	-	-	-			-	-	-
Other and eliminations	147	135	128	16.0%		280	242	242	15.5%

EBITDA	931	811	795	17.1%	10.6%	1,792	1,589	1,553	15.3%	6.4%

Russia	471	414	414	13.8%	(1.3%)	880	742	742	18.7%	(1.3%)
Pakistan	167	130	115	45.6%	28.3%	321	266	231	39.3%	20.8%
Algeria	105	128	128	(18.4%)	(18.7%)	219	286	286	(24.0%)	(23.0%)
Bangladesh	61	69	69	(11.7%)	(8.9%)	130	139	139	(6.3%)	(4.2%)
Ukraine	87	80	80	8.5%	13.7%	164	151	151	8.2%	13.8%
Uzbekistan	83	94	94	(11.9%)	14.4%	162	194	194	(16.8%)	3.4%
HQ	(94)	(112)	(112)	(16.3%)		(170)	(237)	(237)	(28.7%)
Other and eliminations	51	8	8	561.3%		86	48	48	80.0%

EBITDA margin	38.5%	36.4%	36.9%			38.1%	36.7%	37.3%

EBITDA underlying	977	928	913	7.0%	1.5%	1,868	1,747	1,711	9.1%	1.2%

Russia	472	417	417	13.3%	(1.7%)	884	745	745	18.6%	(1.4%)
Pakistan	172	146	129	33.3%	19.1%	333	285	249	33.8%	17.2%
Algeria	105	128	128	(18.4%)	(18.8%)	219	287	287	(23.6%)	(23.0%)
Bangladesh	61	75	75	(18.7%)	(16.1%)	130	149	149	(12.8%)	(10.9%)
Ukraine	88	80	80	10.0%	15.1%	165	151	151	9.5%	15.1%
Uzbekistan	83	94	94	(11.9%)	14.4%	162	191	191	(15.4%)	5.1%
HQ	(66)	(58)	(58)	13.5%		(169)	(148)	(148)	14.3%
Other and eliminations	62	46	46	31.2%		143	89	90	61.0%

EBITDA margin underlying	40.4%	41.7%	42.4%			39.8%	40.4%	40.4%

Group revenue for Q2 2017 increased 12.3% year on year to USD 2.4 billion driven by year on year organic growth of 3.7%, currency appreciation and the impact of the Warid transaction with effect from 1 July 2016. The Group showed strong revenue growth in Russia, Pakistan, Ukraine and Uzbekistan, with continued, although alleviating, weakness in Algeria.

Q2 2017 7

Mobile data revenue continued to show strong organic growth of 30.5% and total mobile customers increased 6.9% to 208 million at the end of Q2 2017, primarily driven by the inclusion of Warid’s customer base in Pakistan and by further organic customer growth in Pakistan, Ukraine and Uzbekistan.

Group reported EBITDA in Q2 2017 increased 17.1% to USD 931 million while underlying EBITDA was USD 977 million, reflecting an organic increase of 1.5%. The exceptional items of USD 46 million in this period largely relate to the cost of the Group-wide performance transformation program. The reconciliation table for EBITDA and underlying EBITDA is set forth in Attachment C.

For the discussion of each country’s individual performances below, all trends are expressed in local currency.

In Russia, total revenue in Q2 2017 increased 3.0%, driven by an increase in mobile service revenue, partially offset by a decrease in voice revenue. Mobile data revenue continued its strong growth, increasing 17.8%. Reported EBITDA decreased by 1.3%, while underlying EBITDA decreased by 1.7%, adjusted for exceptional costs in Q2 2016 and Q2 2017 related to the performance transformation program.

In Pakistan, the Group acquired Warid, strengthening its leading position and, as a result, Warid’s financial results have been consolidated into VEON´s financial statements with effect from 1 July 2016. Total revenue grew organically (i.e. including Warid pro-forma for 2016) by 6.9%, mainly due to growth in data and financial services revenues. Data revenue grew organically by 46.2%, driven by an increase in data customers through higher bundle engagement and continued 3G network expansion. Underlying EBITDA, excluding both restructuring costs related to the performance transformation program and integration costs related to the Warid transaction increased organically by 19.1%, while the underlying EBITDA margin was 44.7%, improving by 4.6 percentage points year on year.

In Algeria, total revenue decreased 8.0% as Djezzy continues to operate in a challenging environment with high inflation, an increase of VAT and of taxes on recharges following the new Finance law implemented on 1 January 2017, and also characterized by intense competition on data pricing in particular. The company expects the competitive pressure to continue and is taking corrective measures to turn the business around. Djezzy’s service revenue also decreased by 8.3%, while data revenue growth accelerated to 88.9%, due to higher usage and a substantial increase in data customers as a result of the 3G and 4G/LTE network roll-out. Underlying EBITDA, adjusted for exceptional costs related to the performance transformation program in Q2 2017, decreased by 18.8%, mainly due to the revenue decline.

In Bangladesh, total revenue decreased by 3.0%, driven by the 2.6% decline in service revenue. This decline in service revenue was partially caused by the spectrum disadvantage and the resulting gap in 3G network coverage versus the market leader although 3G network population coverage has been increased to 68% during Q2 2017 which reduces this gap. In addition, the market is still characterized by intense price competition which more than offset the continued increase in data revenue of 32.2%. The company’s underlying EBITDA decreased by 16.1%, mainly due to the declining revenue trend and customer acquisition activity during the quarter.

In Ukraine, total revenue increased by 10.0% and mobile service revenue grew by 10.9%, driven by successful commercial activities and continued strong growth of mobile data revenue, which grew by 71.6%, driven by growing data customers, successful marketing activities stimulated by the continued 3G roll-out and increased penetration of data-centric tariffs. Underlying EBITDA, adjusted for performance transformation costs in Q2 2016 and Q2 2017, grew by 15.1%.

In Uzbekistan, total revenue increased by 20.3% and mobile service revenue increased by 20.4%, primarily as a result of the impact of Beeline´s price plans being pegged to U.S. dollars. Mobile data revenue increased 28.2%, driven by the continued high-speed data network roll-out, increased smartphone penetration and the launch of new bundled offerings. Underlying EBITDA increased 14.4% driven by the increased revenue, partially offset by higher interconnect costs as a result of both higher off-net usage and a negative currency effect together with increases in content costs, customer costs and structural opex. As a result, the underlying EBITDA margin was a strong 54.3% in Q2 2017.

The “HQ” segment includes the costs of VEON’s and GTH’s headquarters in Amsterdam, the London digital office and the Eurasia Hub. In Q2 2017, HQ costs decreased year on year due to lower performance transformation costs.

“Other” includes the results of Kazakhstan, Kyrgyzstan, Armenia, Georgia, Tajikistan and intercompany eliminations.

Q2 2017 8

INCOME STATEMENT & CAPITAL EXPENDITURES

USD million	2Q17	2Q16 pro-forma Warid	2Q16 reported	Reported YoY		1H17	1H16 pro-forma Warid	1H16 reported	Reported YoY
Total revenue	2,417	2,228	2,153	12.3%		4,698	4,324	4,170	12.7%
Service revenue	2,331	2,158	2,086	11.8%		4,533	4,180	4,033	12.4%
EBITDA	931	811	795	17.1%		1,792	1,589	1,553	15.3%
EBITDA margin	38.5%	36.4%	37.0%	1.6p.p.		38.1%	36.7%	37.3%	0.9p.p.
Depreciation, amortization, impairments and other	(542)	(542)	(512)	5.7%		(1,057)	(1,023)	(966)	9.4%
EBIT	389	269	283	37.6%		734	566	587	25.1%
Financial income and expenses	(208)	(194)	(186)	11.3%		(401)	(370)	(354)	13.2%
Net foreign exchange (loss)/gain and others	(169)	19	9	n.m		(90)	40	33	n.m
Share of profit/(loss) of joint ventures and associates	(95)	(12)	(11)	n.m		(196)	(16)	(16)
Impairment of JV and associates	(110)	-	-	n.m		(110)	-	-
Profit/(loss) before tax	(193)	82	95	(302.4%	)	(63)	220	250	(125.4%	)
Income tax expense	(65)	(137)	(135)	(52.5%	)	(206)	(256)	(252)	(18.4%	)
Profit/(loss) from continued operations	(258)	(55)	(40)	n.m		(269)	(36)	(2)	n.m
Profit/(loss) from discontinued operations	-	187	187	n.m		-	383	383	n.m
Profit for the period attributable to VEON shareholders	(278)	122	137	n.m		(283)	291	326	n.m

	2Q17	2Q16 pro-forma Warid	2Q16 reported	Reported YoY		1H17	1H16 pro-forma Warid	1H16 reported	Reported YoY
Capex	644	371	350	84.5%		912	574	545	68.0%
Capex excl. licenses	332	307	284	17.2%		595	467	437	36.0%
Capex excl.licenses/revenue	13.7%	13.8%	13.2%	0.5p.p.
LTM capex excl. licenses/revenue	18.4%	17.2%	17.4%	1.0p.p.

Q2  2017 ANALYSIS

EBIT increased year on year to USD 389 million, due to the EBITDA growth, partially offset by higher amortization driven by the revision of useful life of the Mobilink and Warid brands, following the introduction of the Jazz brand in Pakistan.

The loss before tax of USD 193 million was mainly driven by an increase in financial income and expenses due to the Warid debt consolidation and currency appreciation against the US dollar; net FX losses of USD 53 million (non-cash) as well as early redemption premiums on bond repurchases of USD 124 million; our 50% share of loss of the Wind Tre joint venture which amounted to USD 85 million (non-cash) and the Euroset impairment of USD 110 million (non-cash). The net loss of the Wind Tre joint venture loss was mainly driven by integration costs as well as accelerated depreciation and amortization recorded in Q2 2017.

Income tax expense decreased in Q2 2017 to USD 65 million as higher taxes in Pakistan and Ukraine resulting from higher profits were more than offset by positive year on year impact from lower taxes in Russia, mainly due to the tax deductibility of fees paid in connection with the bond repurchase.

Prior to the Wind Tre joint venture closing in November 2016, WIND has been accounted for as a discontinued operation and classified as held for sale under IFRS rules since Q3 2015. As a result, the Q2 2016 results were positively affected by the elimination of depreciation and amortization charges from the results of WIND. Following the closing of the Italy JV transaction, this “discontinued operations” accounting treatment is no longer applicable.

In Q2 2017, the company recorded a loss for the period attributable to VEON shareholders of USD 278 million, mainly attributable to the USD 372 million of non-cash charges explained above.

Capex including licenses increased 84.5% to USD 644 million in Q2 2017 primarily due to the purchase of spectrum in Pakistan, following the positive outcome of the auction in May this year. Without licenses, capex increased by 17.2% year on year.

The LTM (Last Twelve Months) ratio of capex (excluding licenses) to revenue was 18.4% in Q2 2017, with the Q2 2017 stand-alone ratio at 13.7%.

Q2 2017 9

FINANCIAL POSITION & CASH FLOW

USD million	2Q17	1Q17	QoQ

Total assets	21,034	20,567	2.3%
Shareholders’ equity	5,355	5,720	(6.4%)
Gross debt	11,624	10,240	13.5%
Net debt	8,403	7,661	9.7%
Net debt/underlying LTM EBITDA	2.2	2.1

USD million	2Q17	2Q16	YoY	1H17	1H16	YoY

Net cash from/(used in) operating activities	578	680	(102)	1,162	442	720
from continued operations	578	428	150	1,162	67	1,095
from discontinued operations	-	252	(252)	-	375	(375)
Net cash from/(used in) investing activities	(725)	(626)	(99)	(1,314)	(1,177)	(137)
from continued operations	(725)	(405)	(320)	(1,314)	(765)	(549)
from discontinued operations	-	(221)	221	-	(412)	412
Net cash from/(used in) financing activities	909	693	216	163	719	(556)
from continued operations	909	693	216	163	729	(566)
from discontinued operations	-	-	-	-	(10)	10

Assets increased compared to Q2 2017 mainly driven by the 4G/LTE spectrum investment in Pakistan of USD 295 million.

Gross debt increased 13.5% quarter on quarter mainly due to the new term-loan at HQ of USD 0.6 billion, new bonds issued by VimpelCom Holdings of USD 1.5 billion and the new Sberbank facility at HQ of USD 1.7 billion, partially offset by bond repayments of USD 1.3 billion and the repayment of Sberbank facilities in Russia of USD 1.1 billion.

Net cash from operating activities decreased year on year in Q2 2017 by USD 102 million, driven by the USD 150 million higher cash flow from continued operations being more than offset by the year on year decrease in the net cash from discontinued operations as a result of the closing of the Italy JV transaction in November 2016.

Net cash flow used in investing activities increased year on year by USD 99 million, due to the net effect of 4G/LTE spectrum investment in Pakistan, offset by the above-mentioned impact related to discontinued operations in Italy.

Net cash from financing activities increased in Q2 2017, mainly due to USD 562 million of additional net borrowings and USD 345 million of dividend payments.

Q2 2017 10

COUNTRY PERFORMANCE – Q2 2017

●	Russia

●	Pakistan

●	Algeria

●	Bangladesh

●	Ukraine

●	Uzbekistan

●	Italy

RUSSIA

RUB million	2Q17	2Q16	YoY	1H17	1H16	YoY
Total revenue	68,407	66,423	3.0%	132,913	132,344	0.4%
Mobile service revenue	55,674	53,730	3.6%	108,022	105,564	2.3%
Fixed-line service revenue	9,889	10,848	(8.8%)	19,549	22,119	(11.6%)
EBITDA	26,925	27,269	(1.3%)	50,995	51,679	(1.3%)
EBITDA underlying	26,975	27,446	(1.7%)	51,199	51,909	(1.4%)
EBITDA margin	39.4%	41.1%	(1.7p.p.)	38.4%	39.0%	(0.6p.p.)
EBITDA underlying margin	39.4%	41.3%	(1.9p.p.)	38.5%	39.2%	(0.7p.p.)
Capex excl. licenses	7,882	7,191	9.6%	14,577	10,372	40.5%
LTM Capex excl. licenses /revenue	16.7%	16.7%	(0.0p.p.)	-	-

Mobile
Total revenue	58,491	55,537	5.3%	113,313	110,123	2.9%
- of which mobile data	14,510	12,316	17.8%	28,413	24,259	17.1%
Customers (mln)	58.3	57.5	1.4%	-	-	-
- of which data users (mln)	38.1	33.7	12.9%	-	-	-
ARPU (RUB)	320	309	3.6%	-	-	-
MOU (min)	338	337	0.3%	-	-	-
Data usage (MB/user)	2,716	1,906	42.5%	-	-	-
Fixed-line [1]
Total revenue	9,916	10,886	(8.9%)	19,600	22,221	(11.8%)
Broadband revenue	2,579	2,941	(12.3%)	5,229	6,002	(12.9%)
Broadband customers (mln)	2.2	2.2	2.0%	-	-	-
Broadband ARPU (RUB)	391	452	(13.5%)	-	-	-

Note: Fixed-line revenue and it’s component have been restated to align it with Group accounting policies

Performance in Russia improved during Q2 2017, but the conditions and competition in the market remain challenging.

Total revenue in Q2 2017 increased 3.0% to RUB 68.4 billion, driven by an increase in mobile service revenue. Mobile service revenue increased by 3.6% to RUB 55.7 billion, driven by growth in mobile data, value added services and mobile financial services revenue, partially offset by a decrease in voice revenue. Mobile data revenue continued its strong growth, increasing 17.8% to RUB 14.5 billion, resulting from increased penetration of integrated bundles and smartphones together with data traffic growth. Mobile ARPU grew 3.6% year on year to RUB 320, driven by the continued efforts to simplify tariff plans and successful upselling activities, while also being supported by increased penetration of bundled propositions in the customer base. Beeline’s mobile customer base increased by 1.4% year on year to 58.3 million in Q2 2017, driven by both increased sales and improved annual churn and the Net Promoter Score position remains at par with Beeline’s main competitors. Take up for the fixed mobile convergence (“FMC”) offer continues to be strong with more than 730,000 customers. Fixed-line service revenue decreased by 8.8% to RUB 9.9 billion mainly driven by the effect of the strengthening ruble on foreign currency contracts and growing penetration of FMC in the customer base.

Reported EBITDA decreased by 1.3% to RUB 26.9 billion while underlying EBITDA decreased by 1.7%, adjusted for exceptional costs related to the performance transformation program of RUB 49 million in Q2 2017 and RUB 177 million in Q2 2016. The underlying EBITDA margin was 39.4%, representing a sequential quarter on quarter improvement of 1.8 percentage points.

Capex excluding licenses increased 9.6% year on year during the quarter as a result of the accelerated roll-out of the high-speed data network, which led to 60% 4G/LTE population coverage. The LTM capex to revenue ratio for Q2 2017 was 16.7%.

Q2 2017 11

PAKISTAN

Q2 2016 pro-forma results assume that the results of Warid have been consolidated (including intercompany eliminations) with effect from 1 January 2016

PKR billion	2Q17	2Q16 pro-forma Warid	YoY	1H17	1H16 pro-forma Warid	YoY
Total revenue	40.4	37.8	6.9%	79.2	74.6	6.1%

Mobile service revenue	37.7	35.7	5.4%	73.9	70.5	4.8%

of which mobile data	5.8	3.9	46.2%	11.0	8.0	37.4%

EBITDA	17.5	13.6	28.3%	33.7	27.9	20.8%

EBITDA underlying	18.1	15.2	19.1%	34.9	29.7	17.2%

EBITDA margin	43.3%	36.0%	7.2p.p.	42.5%	37.4%	5.2p.p.

EBITDA underlying margin	44.7%	40.1%	4.6p.p.	44.0%	39.9%	4.2p.p.

Capex excl. licenses	6.8	5.9	14.0%	10.4	8.0	29.5%

LTM capex excl. licenses/revenue	18.0%	17.7%	0.3p.p.	-	-	-

Mobile

Customers (mln)	52.5	49.3	6.4%	-	-	-

- of which data users (mln)	26.7	22.7	17.4%	-	-	-

ARPU (PKR)	238	245	(2.7%)	-	-	-

MOU (min) [1]	520	566	(8.0%)	-	-	-

Data usage (MB/user)	509	292	74.3%	-	-	-

1 MoU has been adjusted in 2016 and revised for 2015 due to a change of components in the definition of traffic

In July 2016, VEON acquired Warid, strengthening its leading position in Pakistan, and as a result, Warid’s financial results have been consolidated into VEON´s financial statements with effect from 1 July 2016. The companies received merger approval on 15 December 2016, with retrospective effect from 1 July 2016. The company started re-branding to the “Jazz” brand in January 2017, unifying distribution channels and processes, with the aim of simplifying the customer experience.

Despite the continuing aggressive price competition in the market, Jazz continued to show mid-to-high single-digit growth of both revenue and customer base. Revenue growth of 6.9% year on year was supported by growth in data and financial services revenues; in particular, data revenue accelerated to a 46.2% year on year growth, driven by an increase in data customers through higher bundle engagement and the continued 3G network expansion. The customer base increased by 6.4% year on year, driven by continued customer satisfaction through focus on price simplicity and efficient distribution channel management. Jazz sees data and voice monetization among its key priorities, underpinned by the ambition to offer the best network in terms of both quality of service and coverage.

Underlying EBITDA margin, excluding PKR 0.6 billion in performance transformation costs (including the Warid integration costs), was 44.7% in Q2 2017, improving by over 4.6 percentage points year on year.

Capex increased to PKR 6.8 billion in Q2 2017 while the LTM capex to revenue ratio was 18.0% in Q2 2017 (13.1% excluding integration capex). At the end of the Q2 2017, 3G was offered in 358 cities while 4G/LTE was offered in over 60 cities.

The Warid integration is ahead of schedule and the merged entity has been providing unified on-net offers to its customers since October 2016. In November 2015, with the announcement of the transaction to merge Mobilink with Warid, the Company provided target run-rate net cost synergies in the region of USD 115 million, 90% of which was expected by third year post-closing. This synergy target has already been fully achieved by the end of Q2 2017 although Jazz remains fully focused on network integration activities.

During Q2 2017, Jazz won the auction for 4G/LTE spectrum and was awarded 10 MHz of paired spectrum in the 1800 MHz band for a total consideration of USD 295 million (PKR 31 billion) and withholding tax of 10%, all of which was paid in Q2 2017. This additional spectrum will allow Jazz’s customers to experience higher data speeds, with better quality and coverage, making VEON the ideal platform to fulfil Pakistan’s digital ambitions.

VEON is in advanced discussions for the sale of its indirect subsidiary, Deodar Limited (“Deodar”), which holds a portfolio of approximately 13,000 towers and provides network tower services in Pakistan. As a result, on June 30, 2017, VEON classified Deodar as a disposal group held for sale and there can be no assurance that a definitive agreement for the sale of Deodar will be reached. Following the classification as a disposal group held-for sale, VEON will no longer account for depreciation and amortization charges of Deodar’s assets.

Q2 2017 12

ALGERIA

DZD billion	2Q17	2Q16	YoY	1H17	1H16	YoY
Total revenue	25.3	27.4	(8.0%)	50.7	57.5	(11.7%)

Mobile service revenue	24.9	27.2	(8.3%)	49.9	56.9	(12.2%)

of which mobile data	3.2	1.7	88.9%	6.0	3.5	73.3%

EBITDA	11.4	14.0	(18.7%)	23.9	31.1	(23.0%)

EBITDA underlying	11.4	14.0	(18.8%)	24.0	31.1	(22.9%)

EBITDA margin	45.1%	51.1%	(6.0p.p.)	47.2%	54.1%	(6.9p.p.)

EBITDA underlying margin	45.1%	51.2%	6.0p.p.	47.2%	54.1%	(6.9p.p.)

Capex excl. licenses	3.1	4.7	(33.7%)	6.0	7.6	(20.8%)

LTM capex excl. licenses/revenue	15.5%	14.9%	0.6p.p.	-	-	-

Mobile

Customers (mln)	15.5	16.3	(4.9%)	-	-	-

- of which mobile data customers (mln)	7.0	5.4	29.9%	-	-	-

ARPU (DZD)	522	546	(4.4%)	-	-	-

MOU (min) [1]	379	339	11.8%	-	-	-

Data usage (MB/user)	478	304	57.5%	-	-	-

1 MoU has been adjusted in 2016 and revised for 2015 due to a change of components in the definition of traffic

Djezzy’s turnaround continued in Q2 2017, despite a challenging regulatory and macro-economic environment which remains characterized by strong competitive and inflationary pressures. As disclosed in Q4 2016, the regulatory environment has recently improved in Algeria, although the mobile termination rate (“MTR”) asymmetry for Djezzy is a topic still under discussion with the regulator. From a taxation perspective, with effect from January 2017, the new Finance law increased VAT from 7% to 19% on data services and from 17% to 19% on voice services and also increased taxes on recharges from 5% to 7%. These higher indirect taxes influenced Djezzy’s performance in relation to both revenue and EBITDA as these taxes could not be passed on to customers.

Revenue decreased by 8.0% year on year, a slightly improved year on year trend compared to Q1 2017. Price competition, on both voice and data, caused a reduction of ARPU and a year on year increase in churn. Djezzy’s Q2 2017 service revenue was DZD 24.9 billion, an 8.3% reduction, while data revenue growth accelerating to 88.9%, due to higher usage and a substantial increase in data customers as a result of the 3G and 4G/LTE network roll-out. Djezzy’s path to transform into a digital leader is being executed, as the company leads on 4G/LTE population coverage.

The customer base in Algeria decreased 4.9% to 15.5 million as a result of competitive pressure in the market and ARPU declined by 4.4%, a relative improvement compared to the year on year erosion experienced in Q1 2017, and this ARPU pressure was primarily caused by sub-optimal changes in billing and commission structures for indirect distribution that were introduced in early 2016.

Structural measures, taken by the new management team to improve performance and stabilize the customer base, including distribution transformation and monobrand roll-out, acceleration of 4G/LTE network deployment, promotion of micro campaigns with tailored services to increase satisfaction, data monetization activities and smartphone promotions coupled with bundle offers, are showing the first positive signs. The simplified data centric pricing architecture, in place since Q3 2016, is also contributing to the positive data revenue trend.

In Q2 2017, EBITDA decreased by 18.7% year on year. Underlying EBITDA (which in Q2 2016 was adjusted for exceptional costs of DZD 21 million related to the performance transformation program) decreased 18.8% to DZD 11.4 billion primarily due to revenue decline, with an underlying EBITDA margin of 45.1% and excluding the impact of the changes to indirect taxes with effect from 1 January 2017 underlying EBITDA margin would have been 48%.

At the end of Q2 2017, the company’s 4G/LTE services covered 20 wilayas and more than 20.5% of the country’s population, while the 3G network covers all 48 willayas Q2 2017 capex was DZD 3.1 billion, a 33.7% year on year reduction, with LTM capex to revenue at 15.5%.

Finally, in June Djezzy’s Board approved the distribution of DZD 16.4 billion (approximately USD 150 million) of gross dividends representing approximately 60% of 2016’s net income.

Q2 2017 13

BANGLADESH

BDT billion	2Q17	2Q16	YoY	1H17	1H16	YoY

Total revenue	12.0	12.3	(3.0%)	24.0	24.5	(2.1%)

Mobile service revenue	11.6	11.9	(2.6%)	23.3	23.9	(2.5%)

of which mobile data	1.5	1.2	32.2%	3.1	2.2	37.4%

EBITDA	4.9	5.4	(8.9%)	10.4	10.9	(4.2%)

EBITDA underlying	4.9	5.8	(16.1%)	10.4	11.7	(10.9%)

EBITDA margin	41.1%	43.7%	(2.7p.p.)	43.5%	44.5%	(1.0p.p.)

EBITDA underlying margin	41.1%	47.5%	(6.4p.p.)	43.5%	47.8%	(4.3p.p.)

Capex excl. licenses	1.4	2.6	(44.6%)	2.2	3.9	(44.1%)

LTM capex excl. licenses/revenue	18.7%	22.6%	(3.9p.p.)

Mobile

Customers (mln)	30.7	31.1	(1.5%)

- of which mobile data customers (mln)	15.9	14.5	9.3%

ARPU (BDT)	127	126	0.1%

MOU (min)	285	316	(9.6%)

Data usage (MB/user)	364	167	117.2%

In Bangladesh, the operational focus during Q2 2017 continued to be on increasing network coverage in order to address the 3G coverage gap vis-à-vis the competition and on customer acquisition following the completion of the Government-mandated SIM re-verification program.

The year on year decline of the customer base slightly softened in Q2 2017 compared to Q1.

Excluding the results of the re-verification process, which resulted in 3.8 million SIM cards being blocked by Banglalink, the customer base increased year on year and the customer base grew on a quarter on quarter basis.

Total revenue in Q2 2017 decreased by 3.0% year on year while Banglalink’s service revenue decreased year on year 2.6% to BDT 11.6 billion and was stable quarter on quarter. The low single-digit decline in service revenue is mostly attributable to the gap in 3G network coverage versus the market leader. In addition, the market is still characterized by intense price competition, which accelerated following the SIM re-verification process and which more than offset the continued increase in data revenue of 32.2%, which was driven by increased smart-phone penetration. Data revenue growth was driven by data usage growth of 117.2% along with 9.3% growth in active data users and ARPU was broadly flat year on year.

Banglalink’s underlying EBITDA in Q2 2017 decreased by 16.1% to BDT 4.9 billion, as a result of the revenue trend and higher customer acquisition activity, more than offsetting savings from the performance transformation program. As a result, in Q2 2017, the underlying EBITDA margin was 41.1%, which represents a year on year reduction of 6.4 percentage points.

In Q2 2017, capex excluding licenses decreased 44.6% year on year to BDT 1.4 billion, with a LTM capex to revenue ratio of 18.7%. Banglalink continues to invest in efficient, high-speed data networks aiming to substantially improve its

3G network coverage, which covered 68% of the population at the end of Q2 2017.

The Government has published draft guidelines with regards to a spectrum auction and 4G/LTE service licenses for public consultation.

Q2 2017 14

UKRAINE

UAH million	2Q17	2Q16	YoY	1H17	1H16	YoY

Total revenue	4,058	3,689	10.0%	7,929	7,157	10.8%

Mobile service revenue	3,768	3,399	10.9%	7,328	6,598	11.1%

Fixed-line service revenue	277	262	5.9%	572	520	9.9%

EBITDA	2,305	2,027	13.7%	4,378	3,848	13.8%

EBITDA underlying	2,333	2,027	15.1%	4,407	3,828	15.1%

EBITDA margin	56.8%	54.9%	1.9p.p.	55.2%	53.8%	1.4p.p.

EBITDA underlying margin	57.5%	55.0%	2.5p.p.	55.6%	53.5%	2.1p.p.

Capex excl. licenses	705	727	(3.0%)	1,442	975	47.8%

LTM capex excl. licenses/revenue	19.9%	18.4%	1.5p.p.	-	-	-

Mobile

Total operating revenue	3,781	3,427	10.3%	7,357	6,636	10.9%

- of which mobile data	933	544	71.6%	1,778	1,040	71.0%

Customers (mln)	26.1	25.4	2.8%	-	-	-

- of which data customers (mln)	11.2	10.3	8.7%			-

ARPU (UAH)	48	44	8.5%	-	-	-

MOU (min)	573	559	2.5%	-	-	-

Data usage (MB/user)	758	283	167.8%	-	-	-

Fixed-line

Total operating revenue	277	262	5.9%	572	520	9.9%

Broadband revenue	169	151	12.5%	340	298	14.1%

Broadband customers (mln)	0.8	0.8	0.0%

Broadband ARPU (UAH)	69	62	11.5%

Kyivstar continued to deliver strong results in Q2 2017, as the company remains the clear leader in both customer market share and NPS.

Total revenue increased 10.0% year on year to UAH 4.1 billion in Q2 2017 while mobile service revenue grew 10.9% to UAH 3.8 billion. This was driven by continued strong growth of mobile data revenue, which grew 71.6% as a result of growing data customers, successful marketing activities stimulated by the continued 3G network roll-out and data-centric tariffs. As a result, data consumption per user more than doubled in Q2 2017 compared with the same quarter in the previous year.

Kyivstar´s mobile customer base increased 2.8% to 26.1 million in Q2 2017, due to higher gross adds and improved churn and ARPU increased by 8.5% to UAH 48.

Fixed-line service revenue increased 5.9% to UAH 277 million, supported by fixed residential broadband (‘’FTTB’’) revenue, which continued to outgrow the market, increasing 13.1%, driven primarily by FTTB re-pricing and the improved quality of the customer base. The fixed broadband customer base is stable year on year at 0.8 million and fixed broadband ARPU increased 11.5% year on year to UAH 69.

EBITDA increased 13.7% to UAH 2.3 billion in Q2 2017 with an EBITDA margin of 56.8% while underlying EBITDA, adjusted for performance transformation and other costs totalling UAH 28 million in Q2 2017, grew 15.1% year on year, driven by higher revenue and lower interconnect costs, partially offset by the increase in commercial costs and structural opex, such as license and frequency fees. Underlying EBITDA margin increased 2.5 percentage points to 57.5%.

Q2 2017 capex was UAH 705 million with an LTM capex to revenue ratio of 19.9%. Kyivstar continued to roll out its 3G network in Q2 2017 reaching a population coverage of 69% from 48% in the same quarter last year.

Q2 2017 15

UZBEKISTAN

	2Q17	2Q16	YoY		1H17	1H16	YoY

Total revenue	576	479	20.3%		1,089	947	15.0%

Mobile service revenue	572	475	20.4%		1,082	940	15.1%

- of which mobile data	139	109	28.2%		274	212	29.0%

Fixed-line service revenue	4	3	13.3%		7	7	4.9%

EBITDA	313	273	14.4%		577	558	3.4%

EBITDA underlying	313	273	14.4%		577	549	5.1%

EBITDA margin	54.3%	57.1%	(2.8p.p.	)	53.0%	58.9%	(5.9p.p.)

EBITDA underlying margin	54.3%	57.1%	(2.8p.p.	)	53.0%	58.0%	(5.0p.p.)

Capex excl. licenses	60	47	26.0%		135	132	2.0%

Capex excl. licenses LTM/revenue	25.4%	14.2%	11.3p.p.

Mobile

Customers (mln)	9.6	9.3	2.9%

- of which mobile data customers (mln)	4.5	4.3	5.5%

ARPU (UZS)	19,847	16,720	18.7%

MOU (min)	578	535	8.1%

Data usage (MB/user)	392	226	73.4%

Note: Mobile data revenue have been restated for the prior periods to align it with Group accounting policies

Beeline reported strong results and continues to hold the leading position in both revenue market share and NPS in a highly competitive market.

Total revenue increased 20.3% as mobile service revenue increased 20.4% to UZS 572 billion, primarily as a result of the impact of Beeline´s price plans being pegged to U.S. dollars and successful marketing activities, together with increased revenues from interconnect services, value added services and mobile data. Mobile data revenue increased 28.2%, driven by the continued high-speed data network roll-out, increased smartphone penetration and the launch of new bundled offerings. The overall customer base increased 2.9% to 9.6 million, the second consecutive quarter of year on year growth, driven by strong gross additions.

Underlying EBITDA increased 14.4% compared to the prior year driven by increased revenue, partly offset by higher interconnect costs as a result of both higher off-net usage and a negative currency effect together with increases in content costs, customer costs and structural opex. As a result, the underlying EBITDA margin was a robust 54.3% in Q2 2017.

Capex was UZS 59.8 billion and the LTM capex to revenue ratio was 25.4%, mainly due to prepayments of equipment in Q4 2016 for deployment in 2017. The company continued to invest in its high-speed data networks as it improved the 4G/LTE coverage in Tashkent and increased the number of 3G sites by 41% and further improvements to the high-speed data networks will continue to be a priority for Beeline in 2017.

The cash and deposits balances of USD 696 million in Uzbek som are considered to be largely restricted from repatriation due to local government and central bank regulations.

The Republican Radiofrequencies Council in Uzbekistan published a Decision on ordering the redistribution of radio frequencies in Uzbekistan which, if it comes into force as planned in September 2017, could result in a reallocation of the Company’s subsidiary Unitel LLC’s radio frequencies to other cellular communications providers in the market.

Q2 2017 16

ITALY JOINT VENTURE 1

EUR million	2Q17	2Q16	YoY	1H17	1H16	YoY

Total revenue	1,535	1,563	(1.7%)	3,083	3,078	0.2%

Mobile service revenue	1,042	1,065	(2.2%)	2,085	2,114	(1.4%)

Fixed-line service revenue	268	267	0.5%	539	533	1.1%

EBITDA	442	493	(10.3%)	900	964	(6.6%)

EBITDA underlying [2]	523	493	6.1%	1,040	964	7.9%

EBITDA margin	28.8%	31.5%	(2.7p.p.)	29.2%	31.3%	(213.4%)

EBITDA underlying [2] margin	34.0%	31.5%	2.5p.p.	33.7%	31%	240.3%

Capex excl. licenses	266	264	0.9%	506	540	(6.2%)

LTM capex excl. licenses/revenue	17.6%	17.7%	(0.6p.p.)	17.6%	17.7%	(60.0%)

Mobile

Total revenue	1,239	1,292	(4.1%)	2,492	2,535	(1.7%)

- of which mobile data	367	319	15.0%	719	633	13.5%

Customers (mln)	30.3	31.3	(3.4%)	30.3	31.3	(3.4%)

- of which data customers (mln)	19.3	18.9	1.9%	19.3	18.9	1.9%

ARPU (EUR)	11.2	11.2	(0.2%)	11.1	11.1	(0.2%)

MOU (min)	274	286	(4.3%)	269	281	(4.2%)

Fixed-line

Total revenue	296	271	9.6%	591.1	542.2	9.0%

Total voice customers (mln)	2.73	2.78	(1.8%)	2.73	2.78	(1.8%)

ARPU (EUR)	27.6	26.9	2.7%	28	27	2.8%

Broadband customers (mln)	2.4	2.3	2.4%	2.4	2.3	2.4%

Broadband ARPU (EUR)	21.8	20.9	4.2%	21.8	20.7	5.1%

[1]

The “combined data” for Q2 2016 consists of the sum of the WIND Telecomunicazioni s.p.a. and H3G s.p.a. businesses results, respectively, for the three months ended 30 June 2016, prior to the merger of the two businesses. The Q2 2016 data related to H3G s.p.a. was obtained through due diligence performed as part of the merger process. The Company has included this “combined data” because it believes that financial information on the Wind Tre joint venture is relevant to its business and results for the financial quarter. Going forward, the Company expects to include financial information related to the Wind Tre joint venture in the publication of its financial results. It should be noted that the Company owns 50% of the Wind Tre joint venture, while the results above reflect the entire business

[2]	Q2 2017 underlying EBITDA before integration costs of ~EUR 81 million
[3]	Q2 2017 LTM EBITDA before approx. EUR 200 million of integration costs
Note:	starting from Q2 2017 results, minor changes in accounting policies were adopted and for a proper comparison previous period results were adjusted accordingly

Wind Tre’s total revenue in Q2 2017 decreased 1.7% to EUR 1.5 billion, driven by a 2.2% decline in mobile service revenue and lower sales of mobile handsets. The revenue decline was partially offset by growth of 0.5% in fixed-line service revenue.

The mobile service revenue decline was primarily due to increased competition in the market impacting the customer base, a more difficult comparison with Q2 of 2016 when certain re-pricing activities were implemented and by new EU roaming regulations.

Mobile data revenue continued to show strong growth with a 15.0% year on year increase to EUR 367 million, driven by an increase in both data customers, which grew by 1.9% to 19.3 million, and in data ARPU, which grew by 8.3%. At the end of Q2 2017, Wind Tre’s mobile customer base was 30.3 million subscribers, declining compared to the previous year due to increased competition ahead of the Iliad launch. In Q2 2017, mobile ARPU remained stable at EUR 11.2 with the increase in data ARPU fully offsetting the decline in voice ARPU.

Fixed-line service revenue performance was driven by a 7.0% growth in broadband revenue to EUR 155 million, with direct and broadband customers growing 1.8% and 2.4% respectively. In Q2 2017, the fixed-line direct customer base reached 2.5 million and the broadband customer base reached 2.4 million as a result of increased demand for ultra-broadband connections. Fixed and broadband ARPU grew by 2.7% and 4.2% respectively.

In Q2 2017, underlying EBITDA2 grew by 6.1% to EUR 523 million, driven by increased other revenues coupled with the benefits of post-merger synergies. As a result, the underlying EBITDA margin for Q2 2017 increased by 2.5 percentage points to 34.0%.

Capex in the quarter totaled EUR 266 million and was primarily focused on expanding capacity and coverage of the 4G/LTE network, as well as modernizing and merging the former Wind and Tre networks. The net leverage ratio (net debt/LTM underlying3 EBITDA) was at 4.1x at the end Q2 2017.

In June 2017, Jeffrey Hedberg was appointed as new CEO of Wind Tre.

Q2 2017 17

CONFERENCE CALL INFORMATION

On 3 August 2017, VEON will also host a conference call at 14:00 CEST (13:00 BST) through video webcast on its website and through following dial-in numbers. The call and slide presentation may be accessed at http://www.veon.com

14:00 CEST investor and analyst conference call

US call-in number: +1 (646) 254 3366

Confirmation Code: 4916180

International call-in number: +44 (0) 20 3427 1913

Confirmation Code: 4916180

The conference call replay and the slide presentation webcast will be available until 16 August 2017.

The slide presentation will also be available for download on VEON’s website.

Investor and analyst call replay

US Replay Number: +1 866 932 5017

Confirmation Code: 4916180

UK Replay Number: 0800 358 7735

Confirmation Code: 4916180

CONTACT INFORMATION

INVESTOR RELATIONS Bart Morselt ir@veon.com	MEDIA AND PUBLIC RELATIONS Roland Sladek pr@veon.com

Q2 2017 18

DISCLAIMER

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, including with respect to its performance transformation, among others; anticipated performance and guidance for 2017, including VEON’s ability to generate sufficient cash flow; future market developments and trends; expected synergies of the Italy Joint Venture, including expectations regarding capex and opex benefits; realization of the synergies of the Warid transaction; operational and network development and network investment, including expectations regarding the roll out and benefits of 3G/4G/LTE networks, as applicable, the effect of the acquisition of additional spectrum on customer experience and the Company’s ability to realize its targets and strategic initiatives in its various countries of operation. The forward-looking statements included in this release are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of demand for and market acceptance of VEON’s products and services; continued volatility in the economies in VEON’s markets; unforeseen developments from competition; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations or other regulatory actions and/or litigation with third parties; failure to realize the expected benefits of the Italy Joint Venture or the Warid transaction as expected or at all due to, among other things, the parties’ inability to successfully implement integration strategies or otherwise realize the anticipated synergies; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic initiatives, including, but not limited to, the performance transformation program, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON´s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by VEON with the SEC. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this press release be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain, or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014.

All non-IFRS measures disclosed in the document, i.e. EBITDA, EBITDA margin, underlying EBITDA, underlying EBITDA margin, EBIT, net debt, equity free cash flow, organic growth, capital expenditures excluding licenses, last twelve months (LTM) Capex excluding licenses/Revenue, are reconciled to comparable IFRS measures in Attachment C.

Q2 2017 19

ABOUT VEON

VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services, with the ambition to lead the personal internet revolution for the 235 million+ customers it currently serves, and many others in the years to come.

Follow us:

on Twitter @veondigital

visit our blog @ blog.veon.com

go to our website @ http:// www.veon.com

CONTENT OF THE ATTACHMENTS

Attachment A	Customers	21

Attachment B	Definitions	21

Attachment C	Reconciliation tables	24
	Average rates and budget rates of functional currencies to USD

For more information on interim financial schedules please refer to the MD&A section and financial statements section.

For more information on financial and operating data for specific countries, please refer to the supplementary file Factbook2Q2017.xls on VEON’s website at http://veon.com/Investor-relations/Reports--results/Results/.

Q2 2017 20

ATTACHMENT A: CUSTOMERS

	Mobile			Fixed-line broadband
million	2Q17	2Q16	YoY	2Q17	2Q16	YoY

Russia	58.3	57.5	1.4%	2.2	2.2	2.0%

Pakistan	52.5	49.3	6.4%

Algeria	15.5	16.3	(4.9%)

Bangladesh	30.7	31.1	(1.5%)

Ukraine	26.1	25.4	2.8%	0.8	0.8	1.7%

Uzbekistan	9.6	9.3	2.9%

Other	15.4	15.1	1.7%	0.5	0.4	23.5%

Total consolidated	208.1	204.2	1.9%	3.5	3.4	4.6%

Italy	30.3	31.1	(3.4%)	2.4	2.3	4.3%

Total	238.4	235.3	1.3%	5.9	5.7	3.6%

ATTACHMENT B: DEFINITIONS

ARPU (Average Revenue per User) measures the monthly average revenue per mobile user. We generally calculate mobile ARPU by dividing our mobile serfvice revenue during the relevant period, including data revenue, roaming revenue and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of our mobile customers during the period and dividing by the number of months in that period. Wind Tre defines mobile ARPU as the measure of the sum of the mobile revenue in the period divided by the average number of mobile customers in the period (the average of each month’s average number of mobile customers (calculated as the average of the total number of mobile customers at the beginning of the month and the total number of mobile customers at the end of the month) divided by the number of months in that period.

Data customers are mobile customers who have engaged in revenue generating activity during the three months prior to the measurement date as a result of activities including USB modem Internet access using 2.5G/3G/4G/HSPA+ technologies. Wind Tre measures mobile data customers based on the number of active contracts signed and includes customers who have performed at least one mobile Internet event during the previous month. For Algeria, mobile data customers are 3G customers who have performed at least one mobile data event on the 3G network during the previous four months.

Capital expenditures (capex) are purchases of new equipment, new construction, upgrades, software, other long lived assets and related reasonable costs incurred prior to intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations are not included in capital expenditures.

EBIT is a non-IFRS measure and is calculated as EBITDA plus depreciation, amortization and impairment loss. Our management uses EBIT as a supplemental performance measure and believes that it provides useful information of earnings of the Company before making accruals for financial income and expenses and net foreign exchange (loss)/gain and others. Reconciliation of EBIT to net income attributable to VEON Ltd., the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in Attachment C below.

Adjusted EBITDA (called “EBITDA” in this document) is a non-IFRS financial measure. EBITDA is defined as earnings before interest, tax, depreciation and amortization. VEON calculates EBITDA as operating income before depreciation, amortization, loss from disposal of non-current assets and impairment loss and includes certain non-operating losses and gains mainly represented by litigation provisions for all of its Business Units except for its Russia Business Unit. For 2016 Russia Business Unit’s EBITDA is calculated as operating income before depreciation, amortization, loss from disposal of non-current assets and impairment loss.

In addition, the components of EBITDA include the key revenue and expense items for which the Company’s operating managers are responsible and upon which their performance is evaluated. EBITDA also assists management and investors by increasing the comparability of the Company’s performance against the performance of other telecommunications companies that provide EBITDA information. This increased comparability is achieved by excluding the potentially inconsistent effects between periods or companies of depreciation, amortization and impairment losses,

Q2 2017 21

which items may significantly affect operating income between periods. However, our EBITDA results may not be directly comparable to other companies’ reported EBITDA results due to variances and adjustments in the components of EBITDA (including our calculation of EBITDA) or calculation measures.

Additionally, a limitation of EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. Reconciliation of EBITDA to net income attributable to VEON Ltd., the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in Attachment C below.

EBITDA margin is calculated as EBITDA divided by total revenue, expressed as a percentage.

Gross Debt is calculated as the sum of long term debt and short term debt.

Equity Free Cash Flow is derived from consolidated statements of cash flows and is cash flow before financing activities; net cash from operating activities less net cash used in investing activities. Reconciliation to the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in Attachment C below.

Households passed are households located within buildings, in which indoor installation of all the FTTB equipment necessary to install terminal residential equipment has been completed.

MBOU (Megabyte of use) is calculated by dividing the total data traffic by the average mobile data customers during the period.

MFS (Mobile financial services) is a variety of innovative services, such as mobile commerce or m-commerce, that use a mobile phone as the primary payment user interface and allow mobile customers to conduct money transfers to pay for items such as goods at an online store, utility payments, fines and state fees, loan repayments, domestic and international remittances, mobile insurance and tickets for air and rail travel, all via their mobile phone.

MNP (Mobile number portability) is a facility provided by telecommunications operators, which enables customers to keep their telephone numbers when they change operators.

Mobile customers are generally customers in the registered customer base as of a given measurement date who engaged in a revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems. For our business in Italy, prepaid mobile customers are counted in our customer base if they have activated our SIM card in the last 13 months (with respect to new customers) or if they have recharged their mobile telephone credit in the last 13 months and have not requested that their SIM card be deactivated and have not switched to another telecommunications operator via mobile number portability during this period (with respect to our existing customers), unless a fraud event has occurred. Postpaid customers in Italy are counted in our customer base if they have an active contract unless a fraud event has occurred or the subscription is deactivated due to payment default or because they have requested and obtained through mobile number portability a switch to another telecommunications operator.

MOU (Monthly Average Minutes of Use per User) measures the monthly average minutes of voice service use per mobile customer. We generally calculate mobile MOU by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of mobile customers during the period and dividing by the number of months in that period. For our business in Italy, we calculate mobile MOU as the sum of the total traffic (in minutes) in a certain period divided by the average number of customers for the period (the average of each month’s average number of customers (calculated as the average of the total number of customers at the beginning of the month and the total number of customers at the end of the month)) divided by the number of months in that period.

Net debt is a non-IFRS financial measure and is calculated as the sum of interest bearing long-term debt and short-term debt minus cash and cash equivalents, long-term and short-term deposits and fair value hedges. The Company believes that net debt provides useful information to investors because it shows the amount of debt outstanding to be paid after using available cash and cash equivalents and long-term and short-term deposits. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of the Company financial position.

Net foreign exchange (loss)/gain and others represents the sum of Net foreign exchange (loss)/gain, Equity in net (loss)/gain of associates and Other (expense)/income (primarily (losses)/gains from derivative instruments), and is

Q2 2017 22

adjusted for certain non-operating losses and gains mainly represented by litigation provisions. Our management uses Net foreign exchange (loss)/gain and others as a supplemental performance measure and believes that it provides useful information about the impact of our debt denominated in foreign currencies on our results of operations due to fluctuations in exchange rates, the performance of our equity investees and other losses and gains the Company needs to manage the business.

NPS (Net Promoter Score) is the methodology VEON uses to measure customer satisfaction.

Operational expenses (opex) represents service costs and selling, general and administrative expenses.

Organic growth in revenue and EBITDA are non-IFRS financial measures that reflect changes in Revenue and EBITDA, excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions.

Reportable segments: the Company identified Russia, Algeria, Pakistan, Bangladesh, Ukraine and Uzbekistan based on the business activities in different geographical areas. Intersegment revenue is eliminated in consolidation.

Q2 2017 23

ATTACHMENT C: RECONCILIATION TABLES

RECONCILIATION OF CONSOLIDATED EBITDA

USD mln	2Q17	2Q16 reported	1H17	1H16 reported
Unaudited

EBITDA	931	795	1,792	1,553

Depreciation	(386)	(391)	(776)	(723)

Amortization	(146)	(113)	(268)	(225)

Impairment loss	(8)	(4)	(5)	(12)

Loss on disposals of non-current assets	(2)	(4)	(9)	(6)

EBIT	389	283	734	587

Financial Income and Expenses	(208)	(186)	(401)	(354)

- including finance income	24	19	46	31

- including finance costs	(232)	(205)	(447)	(385)

Net foreign exchange (loss)/gain and others	(374)	(2)	(396)	17

- including Other non-operating (losses)/gains	(116)	(24)	(152)	(62)

- including Shares of loss of associates and joint ventures accounted for using the equity method	(95)	(11)	(196)	(16)

- impairment of JV and associates	(110)	-	(110)	-

- including Net foreign exchange gain	(53)	33	62	95

EBT	(193)	95	(63)	250

Income tax expense	(65)	(135)	(206)	(252)

Profit/ (loss) from discontinued operations	-	186	-	383

Profit/(loss) for the period	(258)	146	(269)	381

Profit/(loss) for the period attributable to non-controlling interest	20	9	14	55

Profit/(loss) for the year attributable to the owners of the parent	(278)	137	(283)	326

RECONCILIATION OF CONSOLIDATED REPORTED AND UNDERLYING EBITDA

USD mln, unaudited	2Q17	2Q16	1H17	1H16

		Pro-forma Warid		Pro-forma Warid
EBITDA	931	811	1,792	1,589

Performance transformation costs, of which	44	75	74	117

HQ and Other	37	56	58	89

Russia	1	3	4	4

Emerging Markets	6	16	12	24

Other exceptionals	2	43	2	42

EBITDA underlying	977	928	1,868	1,747

Note: Q2 2016 one-offs have changed to USD 118 million from USD 116 million after reclassification of Opex expenses in 2016

Q2 2017 24

RECONCILIATION OF CAPEX

USD mln unaudited	2Q17	2Q16	1H17	1H16

Cash paid for purchase of property, plant and equipment and intangible assets	709	275	1,196	714

Net difference between timing of recognition and payments for purchase of property, plant and equipment and intangible assets	(65)	75	(284)	(169)

Capital expenditures	644	350	912	545

Less capital expenditures in licenses	(312)	(66)	(317)	(108)

Capital expenditures excl. licenses	332	284	595	437

RECONCILIATION OF ORGANIC AND REPORTED GROWTH RATES

	2Q17 vs 2Q16
	Total Revenue			EBITDA
	Organic	Forex & other	Reported	Organic	Forex & other	Reported

Russia	3.0%	15.7%	18.7%	(1.3%)	15.0%	13.8%

Pakistan	6.9%	28.5%	35.4%	28.3%	17.3%	45.6%

Algeria	(8.0%)	0.3%	(7.6%)	(18.7%)	0.2%	(18.4%)

Bangladesh	(3.0%)	(3.0%)	(6.0%)	(8.9%)	(2.8%)	(11.7%)

Ukraine	10.0%	(5.0%)	5.0%	13.7%	(5.2%)	8.5%

Uzbekistan	20.3%	(27.6%)	(7.3%)	14.4%	(26.3%)	(11.9%)

Total	3.7%	8.6%	12.3%	10.6%	6.5%	17.1%

	1H17 vs 1H16
	Total Revenue			EBITDA
	Organic	Forex & other	Reported	Organic	Forex & other	Reported

Russia	0.4%	20.7%	21.2%	(1.3%)	20.0%	18.7%

Pakistan	6.1%	29.3%	35.5%	20.8%	18.4%	39.3%

Algeria	(11.7%)	(0.7%)	(12.5%)	(23.0%)	(0.7%)	(24.0%)

Bangladesh	(2.1%)	(2.2%)	(4.3%)	(4.2%)	(2.1%)	(6.3%)

Ukraine	10.8%	(5.4%)	5.4%	13.8%	(5.6%)	8.2%

Uzbekistan	15.0%	(22.2%)	(7.2%)	3.4%	(20.2%)	(16.8%)

Total	1.5%	11.1%	12.7%	6.4%	8.9%	15.3%

RECONCILIATION OF VEON CONSOLIDATED NET DEBT

USD mln	30 June 2017	31 March 2017	31 December 2016

Net debt	8,403	7,661	7,162

Cash and cash equivalents	2,873	2,172	2,942

Long - term and short-term deposits	348	407	385

Gross debt	11,624	10,240	10,489

Interest accrued related to financial liabilities	146	160	173

Other unamortised adjustments to financial liabilities (fees, discounts etc.)	(36)	20	40

Derivatives not designated as hedges	309	302	319

Derivatives designated as hedges	33	53	7

Other financial liabilities	76	87	89

Total other financial liabilities	12,153	10,862	11,116

Q2 2017 25

RECONCILIATION OF REPORTED CASH FLOW FROM CONTINUED OPERATIONS AND UNDERLYING EQUITY FREE CASH FLOW EXCLUDING LICENSES

USD million	2Q17	2Q16	1H17	1H16
Net cash from operating activities	578	428	1,162	67

Exceptional items:	87	97	148	941

PT costs	46	74	67	119

Uzbekistan legal costs	-	-	-	795

IRAQNA provision	-	-	69	-

WHT on licence in Pakistan	30	-	30	-

Other	12	23	12	27

Underlying net cash flow from operating activities	664	525	1,341	1,006

Net cash used in investing activities	(725)	(405)	(1,314)	(765)

Adjustments:

Deposits & Financial assets	(27)	(56)	(131)	23

Purchase of license and other	(326)	(67)	(333)	(111)

Underlying net cash flow used in investing activities	(371)	(282)	(850)	(678)

Underlying Equity Free Cash Flow excluding licenses	293	243	491	328

Q2 2017 26

RECONCILIATION OF REPORTED AND PRO-FORMA WARID INCOME STATEMENT FOR Q2 AND 1H 2016

USD million	2Q16 reported	Warid incl. intercompany eliminations	2Q16 pro-forma

Total revenue	2,153	75	2,228

Service revenue	2,086	72	2,158

EBITDA	795	16	811

EBITDA margin	37.0%		36.4%

Depreciation, amortization, impairments and other	(512)	(30)	(542)

EBIT	283	(14)	269

Financial income and expenses	(186)	(8)	(194)

Net foreign exchange (loss)/gain and others	9	10	19

Share of profit/(loss) of joint ventures and associates	(11)	(1)	(12)

Impairment of JV and associates	-	-	-

Profit/(loss) before tax	95	(13)	82

Income tax expense	(135)	(2)	(137)

Profit/(loss) from continued operations	(40)	(15)	(55)

Profit/(loss) from discontinued operations	186	1	187

USD million	1HQ16 reported	Warid incl. intercompany eliminations	1H16 pro-forma

Total revenue	4,169	155	4,324

Service revenue	4,033	147	4,180

EBITDA	1,553	36	1,589

EBITDA margin	37.3%		37.0%

Depreciation, amortization, impairments and other	(966)	(57)	(1,023)

EBIT	587	(21)	566

Financial income and expenses	(355)	(15)	(370)

Net foreign exchange (loss)/gain and others	34	6	40

Share of profit/(loss) of joint ventures and associates	(16)	0	(16)

Impairment of JV and associates	-	-	-

Profit/(loss) before tax	250	(30)	220

Income tax expense	(252)	(4)	(256)

Profit/(loss) from continued operations	(2)	(34)	(36)

Profit/(loss) from discontinued operations	383	0	383

Profit for the period attributable to VEON shareholders	326	(35)	291

RECONCILIATION OF ITALY JV REPORTED NET RESULT TO VEON’S SHARE OF PROFIT/(LOSS) FROM JV AND ASSOCIATES

USD mln	2Q17

Italy JV reported net result	(626)

50% of Italy JV reported net result	(313)

D&A - PPA adjustment	213

Other PPA adjustmnet	15

Total PPA adjustment	228

VEON share of profit/(loss) from JV and associates	(85)

Q2 2017 27

RATES OF FUNCTIONAL CURRENCIES TO USD1

	Average rates			Closing rates
	2Q17	2Q16	YoY	2Q17	2Q16	QoQ

Russian Ruble	57.15	65.89	(13.3%)	59.09	64.26	(8.0%)

Euro	0.91	0.89	2.6%	0.88	0.90	(2.8%)

Algerian Dinar	109.04	109.54	(0.5%)	107.80	110.31	(2.3%)

Pakistan Rupee	104.81	104.67	0.1%	104.83	104.75	0.1%

Bangladeshi Taka	80.86	78.35	3.2%	80.64	78.33	3.0%

Ukrainian Hryvnia	26.46	25.26	4.8%	26.10	24.85	5.0%

Kazakh Tenge	315.01	335.58	(6.1%)	321.46	338.87	(5.1%)

Uzbekistan Som	3,778.07	2,911.0	29.8%	3,958.56	2,943.5	34.5%

Armenian Dram	483.37	479.06	0.9%	480.47	476.68	0.8%

Kyrgyz Som	68.12	68.38	(0.4%)	69.14	67.49	2.4%

Georgian Lari	2.42	2.21	9.3%	2.41	2.34	2.8%

1 Functional currency in Tajikistan is USD

Q2 2017 28

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis is based on, and should be read in conjunction with, our unaudited interim condensed consolidated financial statements as at and for the six months ended June 30, 2017 and 2016, and the related notes, attached hereto.

References to “VEON” and the “VEON Group,” as well as references to “our company,” “the company,” “our group,” “the group,” “we,” “us,” “our” and similar pronouns, are references to VEON Ltd. as at March 30, 2017 and to VimpelCom Ltd. prior to March 30, 2017, an exempted company limited by shares registered in Bermuda, and its consolidated subsidiaries. References to VEON Ltd. are to VEON Ltd. alone as at March 30, 2017 and to VimpelCom Ltd. alone prior to March 30, 2017. The unaudited interim condensed consolidated financial statements as at June 30, 2017 and for the six months ended June 30, 2017 and 2016 attached hereto have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and presented in U.S. dollars. VEON Ltd. adopted IFRS as at January 1, 2009.

The discussion of our business and the telecommunications industry included herein contains references to certain terms specific to our business, including numerous technical and industry terms. Such terms are defined in Exhibit 99.1 to our Annual Report on Form 20-F for the year ended December 31, 2016 (our “2016 Annual Report”). For a comprehensive discussion of our critical accounting estimates and assumptions, please refer to Note 4 to our audited consolidated financial statements included in our 2016 Annual Report.

Certain amounts and percentages that appear in this document have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including in tables, may not be exact arithmetic aggregations of the figures that precede or follow them.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains estimates and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors, in addition to the factors described in this document, may adversely affect our results as indicated in forward-looking statements. You should read this document completely and with the understanding that our actual future results may be materially different and worse from what we expect.

All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and similar words are intended to identify estimates and forward-looking statements.

Our estimates and forward-looking statements may be influenced by various factors, including without limitation:

●

our plans to implement our strategic priorities, including with respect to our performance transformation program; targets and strategic initiatives in the various countries in which we operate; business to business growth and other new revenue streams; digitalizing our business model; portfolio and asset optimization; improving customer experience and optimizing our capital structure;

●	our anticipated performance and guidance for 2017 and 2018;

●	our ability to generate sufficient cash flow to meet our debt service obligations and our expectations regarding working capital and the repayment of our debt;

●	our expectations regarding our capital expenditures and operational expenditures in and after 2017 and our ability to meet our projected capital requirements;

●	our plans to upgrade and build out our networks and to optimize our network operations;

●	our goals regarding value, experience and service for our customers, as well as our ability to retain and attract customers and to maintain and expand our market share positions;

●

our plans to develop, provide and expand our products and services, including operational and network development and network investment, such as expectations regarding the roll-out and benefits of 3G/4G/LTE networks or other networks; broadband services and integrated products and services, such as fixed-mobile convergence;

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	1

●

our ability to execute our business strategy successfully and to complete, and achieve the expected synergies from, our existing and future transactions, such as the joint venture with Hutchison, through which we jointly own and operate our telecommunications businesses comprised of the historical Hutchison business, 3 Italia S.p.A. (“3 Italia”) and the historical VEON business, Wind Telecomunicazioni S.p.A. (“WIND”), in Italy (a transaction and resulting business that we refer to as the “Italy Joint Venture” in this document) and our merger with Warid Telecom Pakistan LLC (“WTPL”) and Bank Alfalah Limited (“Bank Alfalah”), which resulted in the merger of our telecommunications businesses in Pakistan (a transaction we refer to as the “Pakistan Merger” in this document);

●

our ability to integrate acquired companies, joint ventures or other forms of strategic partnerships into our existing businesses in a timely and cost-effective manner and to realize anticipated synergies therefrom;

●	our expectations as to pricing for our products and services in the future, improving our monthly average revenue per customer and our future costs and operating results;

●	our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries;

●	our ability to meet license requirements and to obtain, maintain, renew or extend licenses, frequency allocations and frequency channels and obtain related regulatory approvals;

●	our plans regarding the marketing and distribution of our products and services, as well as our customer loyalty programs;

●	our expectations regarding our competitive strengths, customer demands, market trends and future developments in the industry and markets in which we operate;

●

possible adverse consequences resulting from our agreements announced on February 18, 2016 with the U.S. Securities and Exchange Commission (“SEC”), the U.S. Department of Justice (“DOJ”), and the Dutch Public Prosecution Service (Openbaar Ministerie) (“OM”), including the Deferred Prosecution Agreement (the “DPA”) with the DOJ filed with the United States District Court for the Southern District of New York, the judgment entered by the United States District Court for the Southern District of New York related to the agreement with the SEC, including the consent incorporated therein (the “SEC Judgment”) and the settlement agreement with the OM (the “Dutch Settlement Agreement”), as well as any litigation or additional investigations related to or resulting from the agreements, including the DPA and the SEC Judgment, the retention of an independent compliance monitor as required by the DPA and the SEC Judgment, any changes in company policy or procedure resulting from the review by the independent compliance monitor or otherwise undertaken by VEON Ltd., the duration of the independent compliance monitor’s review, and VEON Ltd.’s compliance with the terms of the resolutions with the DOJ, SEC, and OM; and

●	other statements regarding matters that are not historical facts.

These statements are management’s best assessment of the company’s strategic and financial position and of future market conditions, trends and other potential developments. While they are based on sources believed to be reliable and on the management’s current knowledge and best belief, they are merely estimates or predictions and cannot be relied upon. We cannot assure you that future results will be achieved. The risks and uncertainties that may cause our actual results to differ materially from the results indicated, expressed or implied in the forward-looking statements used in this document include:

●

risks relating to changes in political, economic and social conditions in each of the countries in which we operate (including as a result of armed conflict) such as any harm, reputational or otherwise, that may arise due to changing social norms, our business involvement in a particular jurisdiction or an otherwise unforeseen development in science or technology;

●

in each of the countries in which we operate, risks relating to legislation, regulation, taxation and currency, including laws, regulations, decrees and decisions governing the telecommunications industry, costs of compliance, currency and exchange controls, currency fluctuations, taxation legislation, abrupt changes in the regulatory environment, laws on foreign investment, anti-corruption and anti-terror laws, economic sanctions and their official interpretation by governmental and other regulatory bodies and courts;

●	risks relating to a failure to meet expectations regarding various strategic initiatives, including, but not limited to, the performance transformation program;

●

risks related to solvency and other cash flow issues, including our ability to raise the necessary additional capital and incur additional indebtedness, the ability of our subsidiaries to make dividend payments, our ability to develop additional sources of revenue and unforeseen disruptions in our revenue streams;

●	risks that various courts or regulatory agencies with whom we are involved in legal challenges, tax disputes or appeals may not find in our favor;

●

risks relating to our company and its operations in each of the countries in which we operate, including demand for and market acceptance of our products and services, regulatory uncertainty regarding our licenses, frequency allocations and numbering capacity, constraints on our spectrum capacity, availability of line capacity, intellectual property rights protection, labor issues, interconnection agreements, equipment failures and competitive product and pricing pressures;

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	2

●

risks related to developments from competition, unforeseen or otherwise, in each of the countries in which we operate including our ability to keep pace with technological change and evolving industry standards;

●

risks associated with developments in the investigations by, and the agreements with, the DOJ, SEC and OM and any additional investigations or litigation that may be initiated relating to or arising out of any of the foregoing, and the costs associated therewith, including relating to remediation efforts and enhancements to our compliance programs, and the review by the independent compliance monitor;

●	risks related to the activities of our strategic shareholders, lenders, employees, joint venture partners, representatives, agents, suppliers, customers and other third parties;

●

risks associated with our existing and future transactions, including with respect to realizing the expected synergies of closed transactions, such as the Italy Joint Venture and/or the Pakistan Merger, satisfying closing conditions for new transactions, obtaining regulatory approvals and implementing remedies;

●

risks associated with data protection, cyber-attacks or systems and network disruptions, or the perception of such attacks or failures in each of the countries in which we operate, including the costs that would be associated with such events and the reputation harm that could arise therefrom;

●	risks related to the ownership of our American Depositary Receipts or common shares, including those associated with VEON Ltd.’s status as a Bermuda company and a foreign private issuer; and

●	other risks and uncertainties.

These factors and the other risk factors described in “Item 3—Key Information—D. Risk Factors” in our 2016 Annual Report are not necessarily all of the factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for the management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this document be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements.

The forward-looking statements included in this document are made only as at the date of the filing of this document. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should refer to our periodic and current reports filed or furnished, as applicable, with the SEC for specific risks which could cause actual results to be significantly different from those expressed or implied by these forward-looking statements.

OVERVIEW

VEON is an international communications and technology company, headquartered in Amsterdam. As a global provider of connectivity, our ambition is to lead the personal internet revolution for our customers now, and in the future. Present in some of the world’s most dynamic markets, VEON provides more than 200 million customers with voice, fixed broadband, data and digital services. VEON offers services to customers in 12 countries including Russia, Pakistan, Algeria, Bangladesh, Ukraine, Uzbekistan, Kazakhstan, Kyrgyzstan, Tajikistan, Armenia, Georgia and Laos. We provide services under the “Beeline,” “Kyivstar,” “banglalink,” “Jazz” and “Djezzy” brands.

The Italy Joint Venture offers services to customers in Italy. It provides services to more than 30 million customers under the “WIND” and “3” brands.

BASIS OF PRESENTATION OF FINANCIAL RESULTS

Our unaudited interim condensed consolidated financial statements attached hereto include the financial positions of VEON Ltd. and its consolidated subsidiaries. All intercompany positions and results from transactions have been eliminated upon consolidation. We have used the equity method of accounting for companies in which we have significant influence and joint control, such as the Italy Joint Venture. Generally, this represents voting rights of at least 20.0% and not more than 50.0%.

We and our subsidiaries paid taxes computed on income reported for local statutory tax purposes. We based this computation on local statutory tax rules, which differ substantially from IFRS. Certain items that are capitalized under IFRS are recognized under local statutory accounting principles as an expense in the year paid. In contrast, numerous expenses reported in the financial statements prepared under IFRS are not tax deductible under local legislation. As a consequence, as a general matter, our effective tax rate is different under IFRS from the statutory rate.

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	3

REPORTABLE SEGMENTS

We currently operate and manage VEON Ltd. on a geographical basis. In accordance with IFRS rules, this results in seven reportable segments. These segments are based on the different economic environments and varied stages of development across the geographical markets we serve, each of which requires different investment and marketing strategies.

Our reportable segments currently consist of the seven following segments:

●	Russia;

●	Pakistan;

●	Algeria;

●	Bangladesh;

●	Ukraine;

●	Uzbekistan; and

●	HQ (transactions related to management activities within the group).

In the six months ended June 30, 2016, we reported an “HQ and Others” segment. As of December 31, 2016, “Others” is no longer a reportable segment but only a reconciling column in our financial statements and therefore for the six months ended June 30, 2017, we reported revenue and Adjusted EBITDA for “Others” only as a reconciling line item between our seven reportable segments and our total revenue and Adjusted EBITDA. For comparability purposes, the financial data for the six months ended June 30, 2016 has been presented to show our revenue and Adjusted EBITDA in each of HQ and Others on a stand-alone basis, with Others including Kazakhstan.

Since January 1, 2017, management has included the Italy Joint Venture as a separate reportable segment, see Note 6 to our unaudited interim condensed consolidated financial statements for more information.

FACTORS AFFECTING COMPARABILITY OF PRIOR PERIODS

Our results were affected by the differing classification of the business in Italy between periods. The WIND Italy business was classified as an asset held for sale and a discontinued operation during the first and second quarters of 2016. The Italy Joint Venture transaction was completed in November 2016 and therefore, in the first and second quarters of 2017, the Italy Joint Venture was classified as a joint venture and its results were classified as a share of loss of joint ventures and associates. For more information, please see Note 6 to our audited consolidated financial statements included in our 2016 Annual Report and “—Key Developments and Trends—Italy Joint Venture” and “Explanatory Note—Accounting Treatment of our Historical WIND Business and the new Italy Joint Venture” in our 2016 Annual Report.

In general, our unaudited interim condensed consolidated financial statements and related notes incorporated hereto and the following discussion and analysis reflect the contribution of the operators we acquired from their respective dates of acquisition or consolidation. Therefore, such acquisitions affect the comparability of data between periods.

The comparability between the periods presented below was also affected by the addition of one day in the six months ended June 30, 2016, due to 2016 being a leap year.

In addition, the resolutions with the SEC, the DOJ and the OM announced in February 2016 relating to previously disclosed investigations under the FCPA and relevant Dutch laws and paid fines and disgorgements to the SEC, the DOJ and the OM will affect comparability. All fines were paid in 2016, though we anticipate some ongoing compliance costs going forward. For further details related to these agreements, please see the following sections of our 2016 Annual Report: “Item 8—Financial Information—A. Consolidated Statements and Other Financial Information—A.7. Legal Proceedings,” Notes 25 and 27 to our audited consolidated financial statements, “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We have incurred and are continuing to incur costs and related management oversight obligations in connection with our obligations under the DPA, the SEC Judgment and the Dutch Settlement Agreement, which may be significant” and “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We could be subject to criminal prosecution or civil sanction if we breach the DPA with the DOJ, the SEC Judgment or the Dutch Settlement Agreement, and we may face other potentially negative consequences relating to the investigations by, and agreements with, the DOJ, SEC and OM, including additional investigations and litigation.”

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KEY DEVELOPMENTS DURING THE SECOND QUARTER OF 2017

AGM Elected Two New Independent Directors, with Ursula Burns Appointed Chairman of VEON

Following the election of the directors of the Supervisory Board at the AGM of July 24, 2017, the Supervisory Board appointed Ursula Burns, the former Chairman and CEO of Xerox, to become its Chairman effective immediately. With the election of Ursula Burns and Guy Laurence, the former CEO of Rogers, the Supervisory Board will increase from nine to eleven members.

CK Hutchison and VEON announced new Wind Tre CEO

On June 23, 2017, CK Hutchison Holdings Ltd. and VEON Ltd., joint owners of Wind Tre, announced the appointment of Jeffrey Hedberg as Chief Executive Officer of Wind Tre.

Mr. Hedberg is a highly experienced telecom executive having held senior management roles at leading global telecom companies for over 25 years. Most recently, Jeffrey has been Group Chief People Officer at VEON and President & CEO of Mobilink in Pakistan (2014-2016) where he was responsible for transforming the business, leading the acquisition of and planning the integration with Warid.

VEON, the personal internet platform launched in 5 countries

In July, VEON launched its new global personal internet platform in Russia, Ukraine, Georgia, Pakistan and, with updated functionality, in Italy, covering 134 million potential customers. The VEON platform provides personalized internet services, with a range of messaging and communication capabilities (including chat, calls and sharing) which users can use for free, without worrying about running out of data. The platform gives access to some of the most popular consumer brands, thanks to more than 100 partnerships with both global and local players. The Company intends to roll out the VEON platform in all its markets by the end of 2017.

Jazz Acquired Additional 4G/LTE Spectrum in Pakistan

VEON and its subsidiary Global Telecom Holding announced the acquisition of additional 4G/LTE spectrum in Pakistan, through their local 85% owned subsidiary, Jazz. VEON believes that this acquisition of spectrum is expected to improve the customer experience in terms of voice quality, data speeds and connectivity. Jazz won the auction, being awarded 10 MHz of paired spectrum in the 1800 MHz band for a total consideration of US$ 295 million and withholding tax of 10%.

Substantive Refinancing Activities Completed, Simplifying the Capital Structure

VEON intends to continuously improve its capital structure and rebalance the debt currency mix, with the aim to lower its net cost of debt. VEON’s subsidiary VimpelCom Holdings B.V. entered into a new RUB 110 billion, five-year term loan agreement with Sberbank. The term loan has been utilized to refinance the existing loans between Sberbank and PJSC VimpelCom, as well as provide additional funds for general corporate purposes.

VimpelCom Holdings B.V. also completed a cash tender offer for the total outstanding principal of the following notes: (i) US$ 1 billion 9.125% Loan Participation Notes due 2018, (ii) US$ 1 billion 7.748% Loan Participation Notes due 2021 and (iii) US$ 1.5 billion 7.5043% Guaranteed Notes due 2022. The aggregate principal amount accepted for purchase pursuant to the offer was equal to approximately US$ 1.3 billion, leaving the aggregate principal amount outstanding, following settlement of the offer, at around US$ 1.2 billion.

In connection with the cash tender offer, VimpelCom Holdings B.V. also issued new senior unsecured notes; on June 16, 2017, VimpelCom Holdings B.V. issued US$ 600 million 3.95% Senior Notes due 2021 and US$ 900 million 4.95% Senior Notes due 2024. The net proceeds of the issue were utilized to finance the cash tender offer and for general corporate purposes.

VEON and Megafon Agreed to End their Euroset Joint Venture in Russia

On July 7, 2017, PJSC Vimpel-Communications (“PJSC VimpelCom”), a subsidiary of the Company, entered into a Framework Agreement with PJSC Megafon (“Megafon”) to unwind their retail joint venture, Euroset Holding B.V. (“Euroset”). Under the agreement, Megafon will acquire PJSC VimpelCom’s 50% interest in Euroset and PJSC VimpelCom will pay RUB 1.25 billion (approximately US$20 and subject to possible completion adjustments) and will acquire rights to 50% of Euroset’s approximately 4,000 retail stores in Russia. The transaction is subject to relevant regulatory approvals and other conditions precedent, and is expected to be completed in Q4 2017.

As a result of this anticipated transaction, the investment in the Euroset joint venture was classified as an asset held-for-sale at June 30, 2017. However, as a result of the impairment described in Note 6 of our unaudited interim condensed consolidated financial

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	5

statements incorporated hereto, the investment in Euroset had a carrying value of nil prior to reclassification as an asset held-for-sale.

Towers in Pakistan Classified as Held-For-Sale

The Company is in advanced discussions for the sale of its indirect subsidiary, Deodar Limited (“Deodar”). Deodar holds a portfolio of approximately 13,000 towers and provides network tower services in Pakistan. As a result, on June 30, 2017, the Company classified Deodar as a disposal group held-for-sale. There can be no assurance that definitive agreement for the sale of Deodar will be reached.

Following the classification as a disposal group held-for sale, the Company will no longer account for depreciation and amortization expenses of Deodar assets.

Supervisory Board of VEON proposes an Interim Dividend 2017 of US$ 11 cents per share

Consistent with VEON’s recently communicated commitment to pay a sustainable and progressive dividend based on the company’s evolution of equity free cash flow, the Supervisory Board approved the distribution of an interim gross dividend of US$11 cents per share for 2017. This payment is planned to take place on September 6, 2017, with a record date of August 14, 2017. For ordinary shareholders at Euronext Amsterdam, the interim dividend of US$11 cents will be paid in euro.

Termination of Guarantees

On June 30, 2017, the guarantees under the RUB 12 billion 9.00% notes due 2018 (the “RUB Notes”), the US$600 million 5.20% notes due 2019 (the “2019 Notes”) and the US$1 billion 5.95% notes due 2023 (the “2023 Notes”, and together with the RUB Notes and the 2019 Notes, the “Notes”), in each case issued by VIP Holdings, were automatically terminated in accordance with the trust deeds entered into in respect of the Notes between VIP Holdings, PJSC VimpelCom (formerly Open Joint Stock Company “Vimpel Communications”) and BNY Mellon Corporate Trustee Services Limited, each dated February 13 2013 (together the “Trust Deeds” and each a “Trust Deed”), except that the guarantees in respect of each of the Notes will continue to apply to VIP Holdings’ obligation to redeem the Notes on exercise of the put option under each of the Trust Deeds until that put option has expired or been satisfied. VIP Holdings exercised its option to terminate the guarantees in respect of each of the Notes pursuant to clause 6(N) and clause 6(P) of each of the relevant Trust Deeds.

Pakistan Mobile Communications Ltd. (“PMCL”) financing

On June 29, 2017, PMCL drew down PKR 11,000 million (approximately US$105 million) under the syndicated facility with several banks, which was entered into on December 3, 2015 for an amount of PKR 16,000 million (approximately US$152 million as at December 3, 2015). The facility bears interest at six-month KIBOR plus 0.35% per annum. Repayment will take place through periodic instalments between June 23, 2018 and December 23, 2020. The total principal amount outstanding as at June 30, 2017 is PKR 16,000 million (approximately US$153 million).

On June 29, 2017, PMCL drew down PKR 9,000 million (approximately US$86 million) under the syndicated facility with several banks, which was entered into on June 12, 2017 for an amount of PKR 26,750 million (approximately US$255 million as at June 12, 2017). This facility bears interest at six-month KIBOR plus 0.35% per annum. Repayment will take place through periodic instalments between December 29, 2019 and June 29, 2022. The total principal amount outstanding as at June 30, 2017 is PKR 9,000 million (approximately US$86 million).

On June 29, 2017, PMCL drew down PKR 5,000 million (approximately US$48 million) under the Term Loan facility with Habib Bank Ltd, which was entered into on June 12, 2017 for an amount of PKR 10,000 million (approximately US$95 million as at June 12, 2017). This facility bears interest at six-month KIBOR plus 0.35% per annum. Repayment will take place through periodic instalments between December 27, 2019 and June 29, 2022. The total principal amount outstanding as at June 30, 2017 is PKR 5,000 million (approximately US$48 million).

On June 29, 2017, PMCL drew down PKR 1,000 million (approximately US$10 million) under the Term Loan facility with National Bank of Pakistan, which was entered into on June 12, 2017 for an amount of PKR 2,000 million (approximately US$19 million as at June 12, 2017). This facility bears interest at six-month KIBOR plus 0.35% per annum. Repayment will take place through periodic instalments between December 27, 2019 and June 29, 2022. The total principal amount outstanding as at June 30, 2017 is PKR 1,000 million (approximately US$10 million).

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Cross currency swaps

During the month of June 2017, the Group entered into several cross currency swaps with several different banks, by exchanging a notional amount of US$600 million for EUR 537 million for 4 years. The swaps mature June 16, 2021.

Amended Agreement with Ericsson

In June 2016, VEON Ltd. (“VEON”) and Ericsson AB (“Ericsson”) entered into a $1 billion long-term global software agreement to develop, implement and service over a seven year period new software and cloud technologies across our customer-facing IT infrastructure. On July 26, 2017, the parties executed an amended agreement providing for, among other things, a reduction in the scope of services, certain payments to VEON and an extension of the term of performance to June 2026.

LITIGATION DEVELOPMENTS

Spectrum Reallocation in Uzbekistan

On March 31, 2017, the Republican Radiofrequencies Council in Uzbekistan (the “Council”) published a decision (the “Decision”) ordering the redistribution of radio frequencies in Uzbekistan which, if it comes into force as planned in September 2017, could result in a reallocation of our subsidiary Unitel LLC’s (“Unitel”) radio frequencies to other cellular communications providers in the market. On April 21, 2017, Unitel filed a claim with the Commercial Court of Tashkent City disputing the Decision. A preliminary hearing on Unitel’s claim was held on May 10, 2017. Unitel’s claim was subsequently transferred to the Administrative Court of the Uchtepa District, which dismissed the claim on June 22, 2017. A cassation appeal of the dismissal, if any, must be commenced on or before January 12, 2018.

GTH – Iraqna Litigation

On November 19, 2012, Atheer Telecom Iraq Limited (“Atheer”, an affiliate of the Zain Group) initiated English High Court (the “Court”) proceedings in London against Orascom Telecom Iraq Ltd. (“OTIL”) (a Maltese subsidiary of GTH) and GTH in relation to a dispute arising out of the sale by OTIL of its Iraqi mobile subsidiary, Iraqna, in 2007 to Atheer. Atheer’s claim is founded on the tax covenants in the underlying share purchase agreement between the parties.

On February 17, 2017, the Court found GTH liable. Following a hearing on March 1, 2017, GTH and OTIL were ordered to pay Atheer the amounts of US$60 million, plus approximately US$8 million in accrued interest, and an interim payment of GBP 1.25 million (US$2) for legal costs pending submission of a detailed schedule of costs by Atheer.

On June 6, 2017, the English Court of Appeal denied GTH’s application for leave to appeal. With no further venue for appeal, the matter is now concluded.

Canadian Action Brought by the Catalyst Capital Group

VEON is a defendant in an action brought in 2016 by The Catalyst Capital Group Inc. (“Catalyst”) for CAD750 million (US$579 million as at June 30, 2017) alleging breach of contract in the Superior Court of Justice in Ontario, Canada (the “Court”). In 2014, Catalyst and the company entered into an exclusivity agreement in connection with negotiations for the sale of the company’s WIND Mobile business. Catalyst alleges that the company and its financial advisor, UBS Securities Canada Inc., breached their exclusivity agreement obligations, which in turn enabled the sale of WIND Mobile to a consortium of other investors, who are also named co-defendants. The company and all co-defendants have filed motions to dismiss the claim, and those motions are scheduled to be heard in August 2017 and therefore remain pending with the Court. In addition, the company has filed a Statement of Defence denying all allegations and intends to vigorously contest the matter.

On March 29, 2017, the claim against VEON Ltd. and its co-defendants was amended to CAD 1.3 billion (US$1,003 million as at June 30, 2017).

VAT on Replacement Sims

On April 1, 2012, the National Board of Revenue (“NBR”) issued a demand to Banglalink Digital Communications Ltd. (“Banglalink”) for BDT 7.74 billion (US$98 million as at December 31, 2016) for unpaid SIM tax (VAT and supplementary duty).

On May 18, 2015, Banglalink received an updated demand from the Commissioner of Taxes (“LTU”) requiring Banglalink to pay BDT 5.32 billion (US$67 million as at December 31, 2016) in SIM tax. The demand also stated that interest may be payable. Similar demands were sent to the other operators.

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On June 25, 2015, Banglalink filed an application to the High Court to stay the updated demand, and a stay was granted. On August 13, 2015, Banglalink filed its appeal against the demand before the Appellate Tribunal and deposited 10% of the amount demanded in order to proceed. The other operators also appealed their demands. On April 26, 2016, Banglalink presented its legal arguments and on September 28, 2016, the appeals of all the operators were heard together.

The Bangladesh Appellate Tribunal rejected the appeal of Banglalink and all other operators on June 22, 2017. On July 13, 2017, Banglalink filed an appeal of the Appellate Tribunal’s judgment with the High Court Division of the Supreme Court of Bangladesh.

RESULTS OF OPERATIONS

REPORTING AND FUNCTIONAL CURRENCIES

We use the U.S. dollar as our reporting currency. The functional currencies of our group are the Russian ruble in Russia, the Pakistani rupee in Pakistan, the Algerian dinar in Algeria, the Bangladeshi taka in Bangladesh, the Ukrainian hryvnia in Ukraine and the Uzbek som in Uzbekistan. The functional currency of the Italy Joint Venture is the euro.

Due to the significant fluctuation of the non-U.S. dollar functional currencies against the U.S. dollar in the periods covered by this discussion and analysis, changes in our consolidated operating results in functional currencies differ from changes in our operating results in reporting currencies during some of these periods. In the following discussion and analysis, we have indicated our operating results in both reporting and functional currencies and the devaluation or appreciation of functional currencies where it is material to explaining our operating results. For more information about exchange rates relating to our functional currencies, see “—Certain Ongoing Factors Affecting Our Financial Position and Results of Operations—Foreign Currency Translation” below.

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SIX MONTHS ENDED JUNE 30, 2017 COMPARED TO SIX MONTHS ENDED JUNE 30, 2016

	Six months ended June 30,
	2017	2016
	In millions of U.S. dollars

Consolidated income statements data:
Service revenue	4,533	4,033
Sale of equipment and accessories	108	79
Other revenue	57	58

Total operating revenue	4,698	4,170

Service costs	(920)	(819)
Cost of equipment and accessories	(114)	(91)
Selling, general and administrative expenses	(1,872)	(1,707)
Depreciation	(776)	(723)
Amortization	(268)	(225)
Impairment loss	(5)	(12)
Loss on disposals of non-current assets	(9)	(6)

Total operating expenses	(3,964)	(3,583)

Operating profit	734	587

Finance costs	(447)	(385)
Finance income	46	31
Other non-operating losses	(152)	(62)
Shares of loss of joint ventures and associates	(196)	(16)
Impairment of joint ventures and associates	(110)	—
Net foreign exchange gain	62	95

(Loss) / profit before tax	(63)	250

Income tax expense	(206)	(252)

Loss for the period from continuing operations	(269)	(2)

Profit after tax for the period from discontinued operations	—	383

(Loss) / profit for the period	(269)	381

Attributable to:
The owners of the parent (continuing operations)	(283)	(57)

The owners of the parent (discontinued operations)	—	383
Non-controlling interest	14	55

	(269)	381

The tables below show for the periods indicated selected information about the results of operations in each of our reportable segments. For more information regarding our segments, see Note 4 to our unaudited interim condensed consolidated financial statements attached hereto.

SEGMENTATION OF TOTAL OPERATING REVENUE

	Six months ended June 30,
In millions of U.S. dollars	2017	2016
Russia(1)	2,294	1,894
Pakistan	755	558
Algeria	463	529
Bangladesh	299	312
Ukraine	297	281
Uzbekistan	306	329
HQ(2)	—	—
Others(3)	284	267

Total	4,698	4,170

(1)

Certain comparative amounts in the Russia segment have been reclassified to conform to the current period’s presentation. For more information, please refer to Note 8 to our audited consolidated financial statements included in our 2016 Annual Report.

(2)

HQ includes transactions related to management activities within the group, reported as a stand-alone segment for the six months ended June 30, 2017 and presented as a separate segment for the six months ended June 30, 2016. For a discussion of the treatment of our “HQ” segment for each of the periods discussed in this document, please see “— Reportable Segments.”

(3)

Beginning with the year ended December 31, 2016, “Others” is no longer a reportable segment and therefore is included herein for the six months ended June 30, 2017 and June 30, 2016 only as a reconciling category between our total revenue and the revenue of our seven reportable segments. For a discussion of the treatment of our “Others” segment and our operations in Kazakhstan for each of the periods discussed in this document, please see “— Reportable Segments.”

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	9

SEGMENTATION OF ADJUSTED EBITDA(1)

	Six months ended June 30,
In millions of U.S. dollars	2017	2016
Russia	880	742
Pakistan	321	231
Algeria	219	286
Bangladesh	130	139
Ukraine	164	151
Uzbekistan	162	194
HQ(2)	(170)	(234)
Others(3)	86	44

Total	1,792	1,553

(1)

Adjusted EBITDA is a non-IFRS financial measure. Please see “Explanatory Note—Non-IFRS Financial Measures” in our 2016 Annual Report for more information on how we calculate Adjusted EBITDA. For the reconciliation of Adjusted EBITDA to profit for the year, the most directly comparable IFRS financial measure, see Note 4 to our unaudited interim condensed consolidated financial statements attached hereto.

(2)

HQ includes transactions related to management activities within the group reported as a stand-alone segment for the six months ended June 30, 2017 and presented as a separate segment for the six months ended June 30, 2016. For a discussion of the treatment of our “HQ” segment for each of the periods discussed in this document, please see “— Reportable Segments.”

(3)

Beginning with the year ended December 31, 2016, “Others” is no longer a reportable segment and therefore is included herein for the six months ended June 30, 2017 and June 30, 2016 only as a reconciling category between our total revenue and the revenue of our seven reportable segments. For a discussion of the treatment of our “Others” segment and our operations in Kazakhstan for each of the periods discussed in this document, please see “— Reportable Segments.”

TOTAL OPERATING REVENUE

During the six month periods ended June 30, 2017 and 2016, we generated revenue from providing voice, data and other telecommunication services through a range of traditional and broadband mobile and fixed technologies, as well as selling equipment and accessories.

Our consolidated total operating revenue increased by 13% to US$ 4,698 million during the six months ended June 30, 2017 compared to US$4,170 million during the six months ended June 30, 2016, primarily due to an increase of total operating revenue of 21% in Russia due to the strengthening ruble, 35% in Pakistan as a result of the Pakistan Merger, increased mobile financial services and data revenues, supported by customer growth, and 5% in Ukraine driven by successful commercial activities, and continued strong growth of mobile data customers. The increase was partially offset by a decrease of total revenue of 12% in Algeria due to difficult macroeconomic environment, new finance law and customer churn, caused by competitive pressure in the market , 7% in Uzbekistan partially impacted by the appreciation of the U.S. dollar against the Uzbek som , and 4% in Bangladesh, mainly due to a slowdown of acquisition activity across the market.

The discussion of revenue by reportable segments includes intersegment revenue. The management assesses the performance of each reportable segment on this basis because it believes the inclusion of intersegment revenue better reflects the true performance of each segment on a standalone basis.

TOTAL OPERATING EXPENSES

Our consolidated total operating expenses increased by 11% to US$3,964 million during the six months ended June 30, 2017 compared to US$3,583 million during the six months ended June 30, 2016. The increase was primarily due to a 10% increase in selling, general and administrative expenses, a 12% increase in service costs and a 10% increase in depreciation and amortization expenses, mainly as a result of the appreciation of the ruble and consolidation of Warid from July 1, 2016.

ADJUSTED EBITDA

Our consolidated Adjusted EBITDA increased by 15% to US$1,792 million during the six months ended June 30, 2017 compared to US$ 1,553 million during the six months ended June 30, 2016, mainly due to the appreciation of the ruble and the consolidation of Warid from July 1, 2016.

Adjusted EBITDA is a non-IFRS financial measure. Please see “Explanatory Note—Non-IFRS Financial Measures” for more information on how we calculate Adjusted EBITDA. For the reconciliation of Adjusted EBITDA to profit for the year, the most directly comparable IFRS financial measure, please refer to Note 4 to our unaudited interim condensed consolidated financial statements attached hereto.

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	10

Depreciation and amortization expenses

Our consolidated depreciation and amortization expenses increased by 10% to US$1,044 million in the six months ended June 30, 2017 compared to US$948 million in the six months ended June 30, 2016. The increase was primarily the result of accelerated depreciation expenses as a result of the Warid integration.

Impairment loss

Our consolidated impairment loss was US$5 million in the six months ended June 30, 2017 compared to an impairment loss of US$12 million in the six months ended June 30, 2016. The decrease in impairment loss was primarily due to the re-evaluation of impairment losses related to equipment impaired in 2016.

Loss on disposals of non-current assets

Our consolidated loss on disposals of non-current assets increased to US$9 million during the six months ended June 30, 2017 compared to US$6 million during the six months ended June 30, 2016, mainly due to increased equipment disposals as a result of ongoing network modernization projects.

OPERATING PROFIT

Our consolidated operating profit increased to US$734 million in the six months ended June 30, 2017 compared to US$587 million in the six months ended June 30, 2016 due to increased total operating revenues, which were partially offset by overall increased service costs, selling, general and administrative expenses, depreciation and amortization expenses.

NON-OPERATING PROFITS AND LOSSES

Finance costs

Our consolidated finance costs increased by 16% to US$447 million in the six months ended June 30, 2017 compared to US$385 million in the six months ended June 30, 2016, primarily due to the bonds issued by GTH in April 2016.

Finance income

Our consolidated finance income increased to US$46 million in the six months ended June 30, 2017 compared to US$31 million in the six months ended June 30, 2016, primarily due to increased interest from bank deposits.

Other non-operating losses

We recorded US$152 million in other non-operating losses during the six months ended June 30, 2017 compared to US$62 million in other non-operating losses during the six months ended June 30, 2016, an increase of 145%. The increase in non-operating losses in the six months period ended June 30, 2017 was primarily due to a loss of US$124 million resulting from premiums paid on the early redemption of bonds.

Shares of loss of joint ventures and associates

We recorded a loss of US$196 million from our investments in joint ventures and associates in the six months ended June 30, 2017 compared to a loss of US$16 million in the six months ended June 30, 2016. This was mainly driven by a loss from the Italy Joint Venture in an amount of US$174 million and a loss of US$22 million from the Euroset operation. The Italy Joint Venture loss was mainly driven by integration costs, as well as accelerated depreciation and amortization recorded in during the six months ended June 30, 2017, primarily as a result of the reduction in the useful life of network assets due to the network modernization program.

Impairment of joint ventures and associates

During the six months ended June 30, 2017 we recorded a further impairment of US$110 million against the carrying value of the investment in Euroset, resulting in a post-impairment carrying value of zero.

For more information, please refer to Note 6 of our unaudited interim condensed consolidated financial statements attached hereto.

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	11

Net foreign exchange gain

We recorded a gain of US$62 million from foreign currency exchange in the six months ended June 30, 2017 compared to a gain of US$95 million from foreign currency exchange in the six months ended June 30, 2016. The decrease in net foreign exchange gain was primarily the result of appreciation of the ruble against the U.S. dollar in the first six months of 2017.

INCOME TAX EXPENSE

The statutory income tax rates during the six months ended June 30, 2017 and 2016 for each reportable segment were as follows:

	Six months ended June 30,
In millions of U.S. dollars	2017	2016
Russia	20.0%	20.0%
Pakistan	30.0%	31.0%
Algeria	26.0%	26.0%
Bangladesh	45.0%	45.0%
Ukraine	18.0%	18.0%
Uzbekistan	50.0%	50.0%
Uzbekistan subnational tax	3.3%	3.3%

Our consolidated income tax expense decreased by 18% to US$206 million in the six months ended June 30, 2017 compared to US$252 million in the six months ended June 30, 2016.

The decrease in income taxes was primarily due to lower profitability and functional currency losses in countries with a higher nominal rate. Our effective tax rate in absolute terms was 327.0% for the six months ended June 30, 2017, as compared to 100.8% for the six months ended June 30, 2016. The difference was primarily driven by non-deductible expenses in respect of share of loss of joint ventures and associates and impairment of joint ventures and associates, reducing profit before tax by US$196 million and US$110 million, respectively, as well as the income tax loss arising from early debt redemption for which no deferred tax asset has been recognized, reducing profit before tax by US$124 million.

For more information regarding income tax expenses, please refer to Note 5 of our unaudited interim condensed consolidated financial statements attached hereto.

Loss for the period from continuing operations

In the six months ended June 30, 2017, our consolidated loss for the period from continuing operations was US$269 million, compared to a consolidated loss of US$2 million for the six months ended June 30, 2016. The increase in consolidated loss from continuing operations is primarily a result of the reasons described above in “—Non Operating Profits and Losses.”

Profit for the period from discontinued operations

In the six months ended June 30, 2016, our consolidated profit after tax for the period from discontinued operations, which was comprised primarily of our historical WIND operations in Italy, was US$383 million. As of November 5, 2016, our WIND operations in Italy were contributed into the Italy Joint Venture, which is accounted for as a joint venture and the results of which are classified as a share of loss of joint ventures and associates.

(LOSS) / PROFIT FOR THE PERIOD ATTRIBUTABLE TO THE OWNERS OF THE PARENT

In the six months ended June 30, 2017, the consolidated loss for the period attributable to the owners of the parent was US$283 million compared to a profit of US$326 million in the six months ended June 30, 2016. The change was mainly due to the profit for the period from discontinued operations recorded in the first half of 2016 and the reasons described above in “—Non Operating Profits and Losses”.

(LOSS) / PROFIT FOR THE PERIOD ATTRIBUTABLE TO NON CONTROLLING INTEREST

Our profit for the period attributable to non-controlling interest was US$14 million in the six months ended June 30, 2017 compared to a profit of US$55 million in the six months ended June 30, 2016. The decrease was mainly due to the profit for the period from discontinued operations recorded in the six months ended June 30, 2016.

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	12

RUSSIA

RESULTS OF OPERATIONS IN US$

	Six months ended June 30,

In millions of U.S. dollars (except as indicated)	2017	2016	‘16-17 % change

Total operating revenue	2,294	1,894	21%

Mobile service revenue	1,864	1,512	23%

- of which FMC(1)	38	4	962%

- of which mobile data	490	347	41%

Fixed-line service revenue	337	316	7%

Sales of equipment, accessories and other	93	66	41%

Operating expenses	1,414	1,152	23%

Adjusted EBITDA	880	742	19%

Adjusted EBITDA margin	38.4%	39.2%	-0.8(p.p.)

(1)	Fixed-mobile convergence services (“FMC”)

RESULTS OF OPERATIONS IN RUB

	Six months ended June 30,
In millions of RUB (except as indicated)	2017	2016	‘16-17 % change

Total operating revenue	132,913	132,344	0%

Mobile service revenue	108,022	105,564	2%

- of which FMC	2,203	237	830%

- of which mobile data	28,413	24,259	17%

Fixed-line service revenue	19,549	22,119	-12%

Sales of equipment, accessories and other	5,342	4,661	15%

Operating expenses	81,918	80,665	2%

Adjusted EBITDA	50,995	51,679	-1%

Adjusted EBITDA margin	38.4%	39.0%	-0.6(p.p.)

SELECTED PERFORMANCE INDICATORS
	Six months ended June 30,
	2017	2016	‘16-17 % change
Mobile
Customers in millions	58.3	57.5	1%
ARPU in US$	5.3	4.3	24%
ARPU in RUB	307	298	3%
Mobile data customers in millions	38.1	33.7	13%
Fixed line
Broadband customers in millions	2.2	2.2	2%

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	13

SIX MONTHS ENDED JUNE 30, 2017 COMPARED TO SIX MONTHS ENDED JUNE 30, 2016

Our total operating revenue in Russia increased by 21% to US$ 2,294 million in the six months ended June 30, 2017 compared to US$ 1,894 million in the six months ended June 30, 2016 due to the strengthening ruble.

In functional currency terms, total operating revenue increased to RUB 132,913 million in the six months ended June 30, 2017 compared to RUB 132,344 million in the six months ended June 30, 2016. The 17% increase in mobile data revenue was offset mainly by a decrease in fixed-line revenue. The fixed-line revenue decrease was driven by the effect of the strengthening ruble on foreign currency contracts and growing penetration of FMC in the customer base.

ADJUSTED EBITDA

Our Russia Adjusted EBITDA increased by 19% to US$880 million in the six months ended June 30, 2017 compared to US$742 million in the six months ended June 30, 2016 due to the strengthening ruble.

In functional currency terms, our Russia Adjusted EBITDA decreased by 1% in the six months ended June 30, 2017 compared to the same period in the previous year, primarily as a result of increased customer acquisition costs.

SELECTED PERFORMANCE INDICATORS

As at June 30, 2017, we had approximately 58.3 million mobile customers in Russia, including 0.7 million FMC customers, representing an increase of 1% from approximately 57.5 million mobile customers as at June 30, 2016, due to increased sales and improved churn and the Net Promoter Score position remains in par with Beeline’s main competitors.

In the six months ended June 30, 2017, our mobile ARPU in Russia increased by 24% to US$5.3 compared to US$4.3 in the six months ended June 30, 2016, primarily as a result of foreign exchange effects. In functional currency terms, mobile ARPU in Russia increased by 3%, due to continued efforts to simplify tariff plans, success in upselling customers, and the increase in penetration of bundled offerings in the customer base.

As at June 30, 2017, we had approximately 38.1 million mobile data customers, representing an increase of 13% from approximately 33.7 million mobile data customers as at June 30, 2016. The increase was mainly due to the increased smartphone penetration.

The fixed line broadband customers are mainly represented by FTTB customers. As at June 30, 2017, we had approximately 2.2 million fixed line customers in Russia, including 0.7 million FMC customers, representing an increase of 2% from approximately 2.2 million fixed-line customers as at June 30, 2016. The increase was mainly due to increased sales and improved churn.

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	14

PAKISTAN

RESULTS OF OPERATIONS IN US$

	Six months ended June 30,
In millions of U.S. dollars (except as indicated)	2017	2016	‘16-17 % change

Total operating revenue	755	558	35%

Mobile service revenue	705	526	34%

- of which mobile data	105	64	65%

Sales of equipment, accessories and other	50	32	61%

Operating expenses	434	327	33%

Adjusted EBITDA	321	231	39%

Adjusted EBITDA margin	42.5%	41.4%	1.1 (p.p.)

RESULTS OF OPERATIONS IN PKR

	Six months ended June 30,
In millions of PKR (except as indicated)	2017	2016	‘16-17 % change

Total operating revenue	79,163	58,389	36%

Mobile service revenue	73,859	55,089	34%

- of which mobile data	10,988	6,668	65%

Sales of equipment, accessories and other	5,304	3,300	61%

Operating expenses	45,480	34,222	33%

Adjusted EBITDA	33,683	24,167	39%

Adjusted EBITDA margin	42.5%	41.4%	1.1 (p.p.).

SELECTED PERFORMANCE INDICATORS
	Six months ended June 30,
	2017	2016	‘16-17 % change

Mobile

Customers in millions	52.5	39.1	34%

ARPU in US$	2.3	2.0	12%

ARPU in PKR	236	235	0%

Mobile data customers in millions	26.7	19.4	38%

SIX MONTHS ENDED JUNE 30, 2017 COMPARED TO SIX MONTHS ENDED JUNE 30, 2016

On July 1, 2016, VEON Ltd., together with its subsidiary GTH, acquired 100% of the voting shares in Warid, a mobile telecommunications provider. VEON Ltd. consolidated Warid financials in the Pakistan segment starting from July 1, 2016, which affects comparability with previous periods. For more information regarding our acquisitions and dispositions, see “—Key Developments and Trends” in our 2016 Annual Report and Note 6 to our audited consolidated financial statements incorporated therein.

MOBILE REVENUE

In the six months ended June 30, 2017, our Pakistan total operating revenue increased by 35% to US$755 million in the six months ended June 30, 2017 compared to US$558 million in the six months ended June 30, 2016, as a result of the Pakistan Merger and increased data revenues, supported by customer growth.

In functional currency terms, our Pakistan total operating revenue increased by 36%.

ADJUSTED EBITDA

Our Pakistan Adjusted EBITDA increased by 39% to US$321 million in the six months ended June 30, 2017 compared to US$231 million in the six months ended June 30, 2016 primarily due to the Pakistan Merger, higher revenue, lower SIM tax subsidies and lower HR costs.

In functional currency terms, our Pakistan Adjusted EBITDA increased by 39%.

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	15

SELECTED PERFORMANCE INDICATORS

As at June 30, 2017, we had 52.5 million customers in Pakistan, representing an increase of 34% from 39.1 million customers as at June 30, 2016, primarily driven by the Pakistan Merger, continued customer satisfaction through focus on price simplicity and efficient distribution channel management.

In the six months ended June 30, 2017, our mobile ARPU in Pakistan increased by 12% to US$2.3 compared to US$2.0 in the six months ended June 30, 2016. In functional currency terms, mobile ARPU in Pakistan increased in the six months ended June 30, 2017 to PKR 236 compared to PKR 235 in the six months ended June 30, 2016 mainly driven by an increase in data usage, partially offset by lower voice consumption.

As at June 30, 2017, we had 26.7 million mobile data customers in Pakistan, representing an increase of approximately 38% from 19.4 million mobile data customers as at June 30, 2016. The increase was mainly due to the Pakistan Merger on July 1, 2016 and the 3G expansion and increased smartphone penetration in the customer base.

ALGERIA

RESULTS OF OPERATIONS IN US$

	Six months ended June 30,
In millions of U.S. dollars (except as indicated)	2017	2016	‘16-17 % change

Total operating revenue	463	529	-12%

Mobile service revenue	456	524	-13%

- of which mobile data	55	32	72%

Sales of equipment, accessories and other	7	5	39%

Operating expenses	244	243	1%

Adjusted EBITDA	219	286	-24%

Adjusted EBITDA margin	47.2%	54.1%	-6.9(p.p.)

RESULTS OF OPERATIONS IN DZD

	Six months ended June 30,
In millions of DZD (except as indicated)	2017	2016	‘16-17 % change

Total operating revenue	50,744	57,484	-12%

Mobile service revenue	49,941	56,912	-12%

- of which mobile data	6,005	3,465	73%

Sales of equipment, accessories and other	803	572	40%

Operating expenses	26,799	26,405	1%

Adjusted EBITDA	23,945	31,079	-23%

Adjusted EBITDA margin	47.2%	54.1%	-6.9(p.p.)

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	16

SELECTED PERFORMANCE INDICATORS

	Six months ended June 30,
	2017	2016	‘16-17 % change

Mobile

Customers in millions	15.5	16.3	-5%

ARPU in US$	4.8	5.2	-9%

ARPU in DZD	520	567	-8%

Mobile data customers in millions	7.0	5.4	30%

SIX MONTHS ENDED JUNE 30, 2017 COMPARED TO SIX MONTHS ENDED JUNE 30, 2016

Our Algeria total operating revenue decreased by 12% to US$463 million in the six months ended June 30, 2017 compared to US$529 million in the six months ended June 30, 2016 partially due to a difficult macroeconomic environment characterized by an accelerating inflation rate and strong competitive environment. Total operating revenue for the six months ended June 30, 2017 was also affected by a new finance law, effective as at January 2017, which increased VAT from 7% to 19% on data services and from 17% to 19% on voice services, and increased taxes on recharges from 5% to 7%. These taxes and recharges could not be passed on to customers. In addition, revenue was negatively affected by customer churn, caused by competitive pressure in the market. As a result, service revenue decreased year-on-year. Data revenue growth, however, remained strong due to higher usage and an increase in data customers as a result of the rollout of 3G and 4G/LTE networks.

In functional currency terms, total operating revenue in Algeria decreased by 12%.

For a description of the risks associated with the current operating conditions in Algeria, see “Item 3—Key Information—D. Risk Factors—Legal and Regulatory Risks—We operate in a highly regulated industry and are subject to a large variety of laws and extensive regulatory requirements” and “Item 3—Key Information—D. Risk Factors—Legal and Regulatory Risks—Unpredictable tax systems give rise to significant uncertainties and risks that could complicate our tax planning and business decisions” in our 2016 Annual Report.

ADJUSTED EBITDA

Our Algeria Adjusted EBITDA decreased by 24% to US$219 million in the six months ended June 30, 2017 compared to US$286 million in the six months ended June 30, 2016 primarily due to a decrease in total revenues, as discussed above, particularly with respect to the new VAT and taxes on recharges.

In functional currency terms, our Algeria Adjusted EBITDA decreased by 23%.

SELECTED PERFORMANCE INDICATORS

Customers in our Algeria segment decreased to approximately 15.5 million as at June 30, 2017 compared to 16.3 million customers as at June 30, 2016. The 5% decrease was mainly due to competitive pressure in the market.

In the six months ended June 30, 2017, our mobile ARPU in Algeria decreased by 9% to US$4.8 compared to US$5.2 in the six months ended June 30, 2016. In functional currency terms, our mobile ARPU in Algeria decreased by 8%, mainly due to aggressive price competition and high-value customer churn.

As at June 30, 2017, we had approximately 7.0 million mobile data customers in Algeria, representing an increase of 30% from the 5.4 million mobile data customers as at June 30, 2016. The increase was mainly due to the rapid expansion of data networks and increased smartphone penetration.

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	17

BANGLADESH

RESULTS OF OPERATIONS IN US$

	Six months ended June 30,
In millions of U.S. dollars (except as indicated)	2017	2016	‘16-17 % change

Total operating revenue	299	312	-4%

Mobile service revenue	291	305	-5%

- of which mobile data	38	28	34%

Sales of equipment, accessories and other	8	7	15%

Operating expenses	169	173	-3%

Adjusted EBITDA	130	139	-6%

Adjusted EBITDA margin	43.5%	44.5%	-1.0(p.p.)

RESULTS OF OPERATIONS IN BDT

	Six months ended June 30,
In millions of BDT (except as indicated)	2017	2016	‘16-17 % change

Total operating revenue	23,958	24,470	-2%

Mobile service revenue	23,328	23,934	-3%

- of which mobile data	3,066	2,232	37%

Sales of equipment, accessories and other	630	536	17%

Operating expenses	13,533	13,585	0%

Adjusted EBITDA	10,425	10,885	-4%

Adjusted EBITDA margin	43.5%	44.5%	-1.0(p.p.)

SELECTED PERFORMANCE INDICATORS
	Six months ended June 30,
	2017	2016	‘16-17 % change

Mobile

Customers in millions	30.7	31.1	-1%

ARPU in US$	1.6	1.6	-1%

ARPU in BDT	127	125	1%

Mobile data customers in millions	15.9	14.5	9%

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	18

SIX MONTHS ENDED JUNE 30, 2017 COMPARED TO SIX MONTHS ENDED JUNE 30, 2016

Our Bangladesh total operating revenue decreased by 4% to US$299 million in the six months ended June 30, 2017 compared to US$312 million in the six months ended June 30, 2016. The main operational focus during the six months ended June 30, 2017 was on network coverage, in order to address the 3G gap vis-à-vis the competition, and on customer acquisition following the completion of the government-mandated SIM re-verification program, which had contributed to a slowdown of acquisition activity across the market since the earlier part of 2016.

In functional currency terms, total operating revenue in Bangladesh decreased by 2%, due to a decrease of service revenue. Service revenue decreased as a result of the imposition of an incremental 2% supplementary duty on recharges, effective from June 2016, in addition to the 1% surcharge introduced in March 2016 and the gap in 3G network coverage of Banglalink as compared to the market leader, resulting in loss of high value customers.

ADJUSTED EBITDA

Our Bangladesh Adjusted EBITDA decreased by 6% to US$130 million in the six months ended June 30, 2017 compared to US$139 million in the six months ended June 30, 2016 due to lower revenue, as discussed above, higher customer acquisition activity and the increase of technology-related costs as a result of network expansion, partially offset by lower HR costs.

In functional currency terms, our Bangladesh Adjusted EBITDA decreased by 4%.

SELECTED PERFORMANCE INDICATORS

Customers in our Bangladesh segment decreased to approximately 30.7 million as at June 30, 2017 compared to 31.1 million customers as at June 30, 2016. The 1% decrease was mainly due to the government mandated identity verification procedures, resulting in blocking of unverified SIMs in 2016.

For further information on the risks associated with SIM re-verification, see “Item 3—Key Information—D. Risk Factors—Legal and Regulatory Risks—New or proposed changes to laws or new interpretations of existing laws in the markets in which we operate may harm our business” in our 2016 Annual Report.

In the six months ended June 30, 2017 and June 30, 2016, our mobile ARPU in Bangladesh decreased by 1% to US$1.6. In functional currency terms, mobile ARPU in Bangladesh increased in the six months ended June 30, 2017 by 1% to BDT127 compared to BDT125 in the six months ended June 30, 2016 mainly due to increased data usage.

As at June 30, 2017, we had approximately 15.9 million mobile data customers in Bangladesh, representing an increase of approximately 9% from the approximately 14.5 million mobile data customers as at June 30, 2016, mainly due to continued investments in efficient data networks.

UKRAINE

RESULTS OF OPERATIONS IN US$

	Six months ended June 30,
In millions of U.S. dollars (except as indicated)	2017	2016	‘16-17 % change

Total operating revenue	297	281	5%

Mobile service revenue	275	259	6%

- of which mobile data	66	41	63%

Fixed-line service revenue	21	20	5%

Sales of equipment, accessories and other	1	2	-29%

Operating expenses	133	130	3%

Adjusted EBITDA	164	151	8%

Adjusted EBITDA margin	55.1%	53.8%	1.3(p.p.)

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	19

RESULTS OF OPERATIONS IN UAH

	Six months ended June 30,
In millions of UAH (except as indicated)	2017	2016	‘16-17 % change

Total operating revenue	7,929	7,157	11%

Mobile service revenue	7,328	6,598	11%

- of which mobile data	1,778	1,040	71%

Fixed-line service revenue	572	520	10%

Sales of equipment, accessories and other	29	39	-25%

Operating expenses	3,551	3,309	7%

Adjusted EBITDA	4,378	3,848	14%

Adjusted EBITDA margin	55.2%	53.8%	1.4(p.p.)

SELECTED PERFORMANCE INDICATORS
	Six months ended June 30,
	2017	2016	‘16-17 % change

Mobile

Customers in millions	26.1	25.4	3%

ARPU in US$	1.7	1.7	3%

ARPU in UAH	46	43	8%

Mobile data customers in millions	11.2	10.3	9%

Fixed line

Broadband customers in millions	0.8	0.8	2%

SIX MONTHS ENDED JUNE 30, 2017 COMPARED TO SIX MONTHS ENDED JUNE 30, 2016

Our Ukraine total operating revenue increased by 5% to US$297 million in the six months ended June 30, 2017 compared to US$281 million in the six months ended June 30, 2016. The increase was primarily due to strong growth in mobile service revenue, driven by successful commercial activities stimulated by the continued 3G roll-out and increased penetration of data-centric tariffs, continued strong growth of mobile data customers and data consumption.

In functional currency terms, our Ukraine total operating revenue in the six months ended June 30, 2017 increased by 11%.

ADJUSTED EBITDA

Our Ukraine Adjusted EBITDA increased by 8% to US$164 million in the six months ended June 30, 2017 compared to US$151 million in the six months ended June 30, 2016.

In functional currency terms, our Ukraine Adjusted EBITDA increased by 14% in the six months ended June 30, 2017 compared to the same period in the previous year, primarily due to higher revenues, as discussed above, and lower interconnection costs partially offset by the increase in roaming costs, commercial costs driven by higher subscribers acquisition and structural opex, such as license and frequency fees.

SELECTED PERFORMANCE INDICATORS

As at June 30, 2017, we had approximately 26.1 million mobile customers in Ukraine compared to 25.4 million mobile customers as at June 30, 2016, representing an increase of 3%, as a result of increased gross additions and improved churn.

In the six months ended June 30, 2017, our mobile ARPU in Ukraine increased by 3% to US$1.7 compared to the six months ended June 30, 2016. In functional currency terms, mobile ARPU in Ukraine increased in the six months ended June 30, 2017 by 8% to UAH 46 compared to the six months ended June 30, 2016 of UAH 43. These increases were mainly due to the revenue increase described above.

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	20

As at June 30, 2017, we had approximately 0.8 million fixed line broadband customers in Ukraine, which was broadly stable compared to June 30, 2016.

UZBEKISTAN

RESULTS OF OPERATIONS IN US$

	Six months ended June 30,
In millions of U.S. dollars (except as indicated)	2017	2016	‘16-17 % change

Total operating revenue	306	329	-7%

Mobile service revenue	303	327	-7%

- of which mobile data	77	74	4%

Fixed-line service revenue	2	2	-15%

Sales of equipment, accessories and other	1	—	20%

Operating expenses	144	135	7%

Adjusted EBITDA	162	194	-17%

Adjusted EBITDA margin	52.9%	58.9%	-6.0(p.p.)

RESULTS OF OPERATIONS IN UZS
	Six months ended June 30,
In billions of UZS (except as indicated)	2017	2016	‘16-17 % change
Total operating revenue	1,089	947	15%

Mobile service revenue	1,082	940	15%

- of which mobile data	274	212	29%

Fixed-line service revenue	7	7	5%

Sales of equipment, accessories and other	1	—	54%

Operating expenses	512	389	32%

Adjusted EBITDA	577	558	3%

Adjusted EBITDA margin	53.0%	58.9%	-5.9(p.p.)

SELECTED PERFORMANCE INDICATORS
	Six months ended June 30,
	2017	2016	‘16-17 % change
Mobile

Customers in millions	9.6	9.3	3%

ARPU in US$	5.3	5.6	-6%

ARPU in UZS	18,813	16,193	16%

Mobile data customers in millions	4.5	4.3	5%

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	21

SIX MONTHS ENDED JUNE 30, 2017 COMPARED TO SIX MONTHS ENDED JUNE 30, 2016

In the six months ended June 30, 2017, our Uzbekistan total operating revenue decreased by 7% to US$306 million compared to US$329 million in the six months ended June 30, 2016. In Uzbekistan, all of our tariff plans are pegged to the U.S. dollar.

In functional currency terms, our Uzbekistan total operating revenue increased by 15%, mainly as a result of the increased tariffs in Uzbek som resulting from the appreciation of U.S. dollar against the local currency and successful marketing activities, together with increased mobile data revenue, interconnect services and value added services. Mobile data revenue increased by 29% during the period under review, driven by the rollout of additional mobile data networks, increased smartphone penetration, promotions and increased penetration of bundled offerings.

ADJUSTED EBITDA

In the six months ended June 30, 2017, our Uzbekistan Adjusted EBITDA decreased by 17% to US$162 million compared to US$194 million in the six months ended June 30, 2016, primarily due to decreased revenue and higher customer-related costs.

In functional currency terms, in the six months ended June 30, 2017, our Uzbekistan Adjusted EBITDA increased by 3% compared to the six months ended June 30, 2016, primarily due to the revenue increase discussed above, partially offset by higher interconnect costs as a result of both higher off-net usage and a negative currency effect together with increases in content costs, customer costs and structural opex.

SELECTED PERFORMANCE INDICATORS

As at June 30, 2017, we had approximately 9.6 million mobile customers in our Uzbekistan segment, which on an unrounded basis, represented an increase of 3% to 9.3 million, driven by strong gross additions and improved churn.

In the six months ended June 30, 2017 and in the six months ended June 30, 2016, our mobile ARPU in Uzbekistan was US$5.3 compared to US$5.6 in the six months ended June 30, 2016, a decrease of 6%. In functional currency terms, mobile ARPU in Uzbekistan increased by 16% to UZS18,813 in the six months ended June 30, 2017 compared to UZS 16,193 in the six months ended June 30, 2016 mainly due to the reasons described above with respect to total operating revenue.

As at June 30, 2017, we had approximately 4.5 million mobile data customers in Uzbekistan compared to approximately 4.3 million mobile data customers as at June 30, 2016, representing an increase of 5% primarily due to the commercial launch of 4G/LTE network, promotions and increased penetration of bundled offerings .

HQ

For historical periods prior to the year ended December 31, 2016, we reported an “HQ and Others” segment, comprised of our current “HQ” segment and the results of our current “Others” category. As of December 31, 2016, “Others” is no longer a reportable segment in our financial statements. Therefore, we have presented our results and analysis for the six months ended June 30, 2016 to reflect our new HQ segment.

Our HQ Adjusted EBITDA increased by 27% to negative US$170 million for the six months ended June 30, 2017, compared to negative US$234 million for the six months ended June 30, 2016, primarily due to lower performance transformation costs.

ITALY JOINT VENTURE

For the six months ended June 30, 2016, we classified our Italian business unit as an asset held for sale and discontinued operation in our consolidated financial statements. In connection with this classification, VEON Ltd. no longer accounted for depreciation and amortization expenses of the Italian operation. The intercompany positions were disclosed as related party transactions and balances. On November 5, 2016, the balance sheet of the Italian business was deconsolidated and an investment in a joint venture, in which VEON Ltd. has joint control, was recorded. Our financial data for the six months ended June 30, 2017 accounts for the Italy Joint Venture in shares of loss of joint ventures and associates. Please refer to Note 6 to our unaudited interim condensed consolidated financial statements attached hereto.

Under the joint venture transaction, VEON Ltd. contributed its entire shareholding in its historical operations in Italy, in exchange for a 50% interest in the newly formed Italy Joint Venture. As a result, the company does not control the Italy Joint Venture’s operations in Italy. The Italy Joint Venture publishes an independent set of financials results, which describe the performance of that entity.

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	22

LIQUIDITY AND CAPITAL RESOURCES

WORKING CAPITAL

As at June 30, 2017, we had negative working capital of US$1,288 million, compared to negative working capital of US$2,007 million as at December 31, 2016. Working capital is defined as current assets less current liabilities. The change in our working capital as at June 30, 2017 compared to December 31, 2016 was primarily due to decreased current financial liabilities by US$ 470 million mainly due to redemption of Russian ruble denominated bonds and decreased other payables by US$ 205 million mainly due to payment for the acquired long-term assets.

Our working capital is monitored on a regular basis by the management. The management expects to repay our debt as it becomes due from our operating cash flows or through additional borrowings. Although we have a negative working capital, the management believes that our cash balances and available credit facilities are sufficient to meet our short term and foreseeable long term cash requirements.

CONSOLIDATED CASH FLOW SUMMARY

The following table shows our consolidated cash flows for the six month periods ended June 30, 2017 and 2016:

	Six months ended June 30,
In millions of U.S. dollars	2017	2016
Net cash flows from operating activities	1,162	442
- from continuing operations	1,162	67
- from discontinued operations	—	375
Net cash used in investing activities	(1,314)	(1,177)
- from continuing operations	(1,314)	(765)
- from discontinued operations	—	(412)
Net cash from financing activities	163	719
- from continuing operations	163	729
- from discontinued operations	—	(10)

OPERATING ACTIVITIES

During the six months ended June 30, 2017, net cash flows from operating activities increased to US$1,162 million from US$442 million during the six months ended June 30, 2016. The increase of cash flows from operating activities was mainly due to payment of US$795 million of fines and disgorgements in relation to agreements with the SEC, DOJ and OM during the six months ended June 30, 2016. The increase was partially offset by cash flows from discontinued operations during the six months ended June 30, 2016, which was not recorded during the six months period ended June 30, 2017 due to the deconsolidation of the Italian operation.

INVESTING ACTIVITIES

Our investing activities included payments related to the purchase of equipment, frequency permissions and licenses, capitalized customer acquisition costs, software and other assets as a part of the ongoing development of our mobile networks and fixed line business.

During the six months ended June 30, 2017, our total payments for purchases of property, equipment and intangible assets were US$1,196 million compared to US$714 million during the six months ended June 30, 2016. The increase was primarily due to increased investments in property and equipment in Russia, investments in property and equipment and license acquisition in Pakistan during the six months ended June 30, 2017, increased investments in financial assets during the period, and the lack of an outflow by discontinued operations after deconsolidation of the Italian operation.

ACQUISITIONS AND DISPOSITIONS

For information regarding our acquisitions and dispositions, see Notes 8 and 9 to our unaudited interim condensed consolidated financial statements attached hereto.

FINANCING ACTIVITIES

The Company assesses its capital raising and refinancing needs on an ongoing basis and may consider from time to time a number of options, including additional credit facilities, the issuance of debt securities in local and international capital markets, as well as repurchases of its securities in the open market.

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	23

During the six months ended June 30, 2017, we repaid US$3,606 million of indebtedness and raised US$4,442 million net of fees paid for borrowings. As at June 30, 2017, the principal amounts of our external indebtedness for bank loans, bonds, equipment financing and loans from others amounted to US$11.62 billion, compared to US$10.56 billion as at June 30, 2016.

For additional information on our financial activities, please refer to our unaudited interim condensed consolidated financial statements attached hereto and “—Key Developments during the Second Quarter of 2017”.

INDEBTEDNESS

Many of the agreements relating to indebtedness contain various covenants, including financial covenants relating to our financial performance or financial condition, as well as negative pledges, compliance with laws requirements, and restrictions on mergers, acquisitions and certain asset disposals, subject to agreed exceptions. In addition, certain of these agreements subject certain of our subsidiaries to restrictions on their ability to pay dividends, make loans or repay debts to us. Our financing agreements have various customary events of default which can be triggered by events including non-payment, breach of applicable covenants, loss of certain mobile licenses, non-payment cross- default, cross-acceleration, certain judgment defaults, certain material adverse events and certain insolvency events. Some of our financing agreements also contain “change of control” provisions that may allow the lenders to cancel the facility and/or to require us to make a prepayment if a person or group of persons (with limited exclusions) acquire beneficial or legal ownership of, or control over more than 50.0% of, the voting share capital, or in certain cases of VEON Ltd., ceases to control more than 50.0% of the borrower’s voting share capital.

For additional information on our outstanding indebtedness, please refer to our unaudited interim condensed consolidated financial statements attached hereto.

For a description of some of the risks associated with certain of our indebtedness, please refer to the sections of our 2016 Annual Report entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Substantial amounts of indebtedness and debt service obligations could materially decrease our cash flow, adversely affect our business and financial condition and prevent us from raising additional capital,” “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to raise additional capital” and “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—A disposition by one or both of our largest shareholders of their respective stakes in VEON Ltd. or a change in control of VEON Ltd. could harm our business.”’

For a discussion of the recent financing developments, see “—Key Developments during the Second Quarter of 2017”

The following table provides a summary of our outstanding indebtedness with an outstanding principal balance exceeding US$30 million as at June 30, 2017, excluding indebtedness of the Italy Joint Venture.

	Type of debt/original lender	Interest rate	Outstanding debt (in millions)	Maturity date	Guarantor	Security

VimpelCom Amsterdam B.V.	Loan from ING Bank N.V.	6 month LIBOR plus 1.08%	US$73	October 16, 2023	EKN, VimpelCom Holdings	None

VimpelCom Amsterdam B.V.	Loan from China Development Bank Corp.	6 month LIBOR plus 3.30%	US$291	December 21, 2020	PJSC VimpelCom	None

VimpelCom Amsterdam B.V.	Loan from HSBC Bank plc	1.72%	US$175	July 31, 2022	EKN, PJSC VimpelCom	None

VimpelCom Holdings B.V.	Loan from China Development Bank Facility	5.71%	US$63 (RMB 424)	September 13, 2021	None	None

VimpelCom Holdings B.V	Loan from Alfa-Bank	1 month Libor plus 3.25%	US$500	October 17, 2017	None	None

VimpelCom Holdings B.V	Loan from Alfa-Bank	1 month Libor plus 3.25%	US$500	October 17, 2017	None	None

VimpelCom Holdings B.V.	Notes from Citibank	3.95%	US$600	June 16, 2021	None	None

VimpelCom Holdings B.V.	Notes from Citibank	4.95%	US$900	June 16, 2024	None	None

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	24

	Type of debt/original lender	Interest rate	Outstanding debt (in millions)	Maturity date	Guarantor	Security

VimpelCom Holdings B.V	Loan from SberBank	10.00%	US$1,608 (RUB 95,000)	May 19, 2022	None	None

VimpelCom Holdings B.V	Syndicated Loan Facility(1)	3 month Libor plus 2.75%	US$602 (EUR 527)	Feb 16, 2022	None	None

VimpelCom Holdings B.V.	Notes	9.00%	US$203 (RUB 12,000)	February 13, 2018	None	None

VimpelCom Holdings B.V.	Notes	5.20%	US$571	February 13, 2019	None	None

VimpelCom Holdings B.V.	Notes	5.95%	US$983	February 13, 2023	None	None

VimpelCom Holdings B.V.	Notes	7.5043%	US$628	March 1, 2022	PJSC VimpelCom	None

PJSC VimpelCom	Loan from VIP Finance Ireland Limited (funded by the issuance of loan participation notes by VIP Finance Ireland)	9.125%	US$166	April 30, 2018	None	None

PJSC VimpelCom	Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	7.748%	US$377	February 2, 2021	None	None

PJSC VimpelCom	RUB denominated notes	11.90%	US$423 (RUB 25,000)	October 3, 2025(2)	None	None

GTH Finance B.V.	Notes	6.25%	US$500	April 26, 2020	VimpelCom Holdings	None

GTH Finance B.V.	Notes	7.25%	US$700	April 26, 2023	VimpelCom Holdings	None

GTH SAE	Term Loan	1 month US$ LIBOR plus 4.00%	US$200	August 3, 2017(3)	International Wireless Communications Pakistan Ltd, Telecom Ventures Ltd	None

PMCL	Loan from Habib Bank Limited	6 month KIBOR plus 1.15%	US$29 (PKR3,000)	May 16, 2019	None	Certain assets of PMCL(4)

PMCL	Loan from MCB Bank Limited	6 month KIBOR plus 0.80%	US$153 (PKR16,000)	December 23, 2020	None	Certain assets of PMCL(4)

PMCL	Syndicated loan via MCB Bank Limited	6 month KIBOR plus 1.25%	US$38 (PKR4,000)	May 16, 2019	None	Certain assets of PMCL(4)

PMCL	Sukuk Certificates	3 month KIBOR plus 0.88%	US$55 (PKR5,750)	December 22, 2019	None	Certain assets of PMCL(4)

PMCL	Loan from ING Bank N.V.	6 month LIBOR plus 1.90%	US$212	December 1, 2020	None	Certain assets of PMCL(4)

PMCL	Syndicated mark-up agreement via Habib Bank Limited	6.00%	US$58 (PKR6,043)	December 31, 2023	None	Certain assets of PMCL(4)

PMCL	Syndicated mark-up agreement via Habib Bank Limited	6.00%	US$38 (PKR4,005)	December 31, 2023	None	Certain assets of PMCL(4)

PMCL	Loan from United Bank Limited	6 month KIBOR plus 1.10%	US$31 (PKR3,200)	May 16, 2021	None	Certain assets of PMCL(4)

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	25

	Type of debt/original lender	Interest rate	Outstanding debt (in millions)	Maturity date	Guarantor	Security

BDCL	Senior Notes	8.625%	US$300	May 6, 2019	None	None

OTA	Syndicated Loan Facility	Bank of Algeria Re-Discount Rate plus 2.00%	US$348 (DZD37,500)	September 30, 2019	none	Dividend assignment

Other loans, equipment financing and capital lease obligations	—	—	US$301	—	—	—

(1)	This is part of the combined Revolving Credit Facility and Term Loan signed with multiple banks with Citibank as the agent. The Outstanding amount reflects the Term Loan portion fully drawn out in EUR. The RCF remains undrawn.
(2)	These bonds are subject to an investor put option at October 13, 2017.
(3)	This facility was extended to December 15, 2017 on July 21, 2017.
(4)	Charges over moveable fixed assets, receivables, cash balances, investments, cash collections and book debts.

FUTURE LIQUIDITY AND CAPITAL REQUIREMENTS

During the six months ended June 30, 2017, our capital expenditures were US$912 million compared to US$545 million in the six months ended June 30, 2016, in each case, excluding capital expenditures in Italy. The increase in capital expenditures was primarily due to higher capital expenditures in Russia in the six months ended June 30, 2017, as a result of procurement-related delays in the prior year, and increased capital expenditure in Pakistan in the six months ended June 30, 2017 due to integration capital expenditures and the expansion of 3G and 4G/LTE networks.

We expect that our capital expenditures in 2017 will mainly consist of investing in high-speed data networks to capture mobile data growth, including the continued roll-out of 4G/LTE networks in Russia and Algeria and 3G networks in Algeria, Bangladesh, Pakistan and Ukraine. We expect that these expenditures will continue to be significant through the second half of 2017, including in relation to potential spectrum auctions in both Bangladesh and Ukraine.

For a discussion of our spending on research and development and our development of new technologies including our VEON personal internet platform, see “Item 4—Information on the Company—Research and Development” and “Item 4—Information on the Company—Overview” of our 2016 Annual Report.

The management anticipates that the funds necessary to meet our current capital requirements and those to be incurred in the foreseeable future (including with respect to any possible acquisitions) will come from:

●	cash we currently hold;

●	operating cash flows;

●	export credit agency guaranteed financing;

●	borrowings under bank financings, including credit lines currently available to us;

●	syndicated loan facilities; and

●	debt financings from international and local capital markets.

As at June 30, 2017, we had an undrawn amount of US$2,501 million under existing credit facilities (excluding the Italy Joint Venture’s credit facilities).

The management expects positive cash flows from operations will continue to provide us with internal sources of funds. The availability of external financing depends on many factors, including the success of our operations, contractual restrictions, availability of guarantees from export credit agencies, the financial position of international and local banks, the willingness of international banks to lend to our companies and the liquidity of international and local capital markets. The actual amount of debt

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	26

financing that we will need to raise will be influenced by our financing needs, the actual pace of traffic growth over the period, network construction, our acquisition plans and our ability to continue revenue growth and stabilize ARPU.

For related risks, see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business— Substantial amounts of indebtedness and debt service obligations could materially decrease our cash flow, adversely affect our business and financial condition and prevent us from raising additional capital,” and “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to raise additional capital” of our 2016 Annual Report.

Our future cash needs are subject to significant uncertainties. For instance, we are exposed to the impact of future exchange rates on our U.S. dollar denominated debt obligations and future requirements for U.S. dollar denominated capital expenditures, which are generally funded by functional currency cash flows of our subsidiaries. Remittances from our subsidiaries may also be restricted by local regulations or subject to material taxes when remitted. In addition, we have had material cash outflows with respect to the agreements with the SEC, DOJ and OM, and we expect to have material cash outflows in the short-term for our performance transformation program. Despite these uncertainties, we believe that our cash flows from operations and other sources of funds described above will be sufficient to meet our short-term and foreseeable long-term cash requirements.

RELATED PARTY TRANSACTIONS

We have entered into transactions with related parties and affiliates. Please see Note 13 to our unaudited interim condensed consolidated financial statements attached hereto.

For the explanation of the nature of significant related party transactions please refer to our 2016 Annual Report.

CERTAIN FACTORS AFFECTING OUR FINANCIAL POSITION AND RESULTS OF OPERATIONS

Our financial position and results of operations as at and for the six months ended June 30, 2017 and 2016 as reflected in our unaudited interim condensed consolidated financial statements attached hereto have been influenced by the following additional factors.

For a discussion of the key developments trends, commitments or events that are likely to have a material effect on our results of operation for the current financial year, see “—Key Developments during the Second Quarter of 2017.”

ECONOMIC TRENDS AND INFLATION

Our financial position and results of operations are affected by the economic conditions in the countries in which we operate. In particular, in Algeria, there continued to be a challenging economic environment in the six months ended June 30, 2017 and an accelerating inflation rate. In addition, the depreciation of the Uzbek som negatively affected our results of operations in Uzbekistan during the six months ended June 30, 2017.

FOREIGN CURRENCY TRANSLATION

Our unaudited interim condensed consolidated financial statements are presented in U.S. dollars. Amounts included in these financial statements were presented in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, using the current rate method of currency translation with the U.S. dollar as the reporting currency. The current rate method assumes that assets and liabilities measured in the functional currency are translated into U.S. dollars at exchange rates prevailing on the balance sheet date; whereas revenue, expenses, gains and losses are translated into U.S. dollars at historical exchange rates prevailing on the transaction dates. We translate income statement amounts using the average exchange rates for the period. Translation adjustments resulting from the process of translating financial statements into U.S. dollars are reported in accumulated other comprehensive income, a separate component of equity.

Our results of operations are affected by increases or decreases in the value of the U.S. dollar or our functional currencies. A higher average exchange rate correlates to a weaker functional currency. We have listed below the relevant exchange rates for each of our countries of operation for the six months ended June 30, 2017. These should not be construed as a representation that such currency will in the future be convertible into U.S. dollars or other foreign currency at the exchange rate shown, or at any other exchange rates.

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	27

	Average rates
	1H17	1H16	YoY % change
Russian Ruble (RUB)	57.99	70.26	-17.5%
Pakistan Rupee (PRK)	104.81	104.71	0.1%
Algerian Dinar (DZD)	109.48	108.68	0.7%
Bangladeshi Taka (BDT)	80.22	78.41	2.3%
Ukrainian Hryvnia (UAH)	26.76	25.46	5.1%
Uzbekistan Som (UZS)	3,566.66	2,877.26	24.0%

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from adverse movements in foreign currency exchange rates and changes in interest rates on our obligations.

As at June 30, 2017 and December 31, 2016, the largest currency exposure risks for the group were in relation to the Russian ruble, the euro, the Pakistani rupee, the Algerian dinar, the Bangladeshi taka, the Ukrainian hryvnia and the Uzbek som, because the majority of our cash flows from operating activities in Russia, Pakistan, Algeria, Bangladesh, Ukraine and Uzbekistan and the Italy Joint Venture’s cash flows from operating activities are denominated in these functional currencies, respectively, while our debt, if not incurred in or hedged to the aforementioned currencies, is primarily denominated in U.S. dollars.

We hold approximately 30% of our readily available cash (in U.S. dollars) at the group level in order to hedge against the risk of functional currency devaluation. We also hold part of our debt in Russian rubles and other currencies to manage part of this risk. Nonetheless, if the U.S. dollar value of the Russian ruble, euro, Algerian dinar, Pakistani rupee, Bangladeshi taka, Ukrainian hryvnia, Kazakh tenge or Uzbek som were to dramatically decline, it could negatively impact our ability to repay or refinance our U.S. dollar denominated indebtedness. Fluctuations in the value of the Russian ruble, euro, Algerian dinar, Pakistani rupee, Bangladeshi taka, Ukrainian hryvnia or Uzbek som against the U.S. dollar could adversely affect VEON Ltd.’s financial condition and results of operations due to potential revaluation of U.S. dollar denominated indebtedness affecting net income through foreign exchange gain/loss. Our treasury function has developed risk management policies that establish guidelines for limiting foreign currency exchange rate risk. For more information on risks associated with currency exchange rates, see the section of our 2016 Annual Report entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We are exposed to foreign currency exchange loss and currency fluctuation and convertibility risks.”

The following table summarizes information, as at June 30, 2017, about the maturity of our financial instruments that are sensitive to foreign currency exchange rates, primarily represented by foreign currency denominated debt obligations:

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	28

	Aggregate nominal amount of total foreign currency denominated debt outstanding as at June 30,						Fair Value (1) of foreign currency denominated debt as at June 30,
	2018	2019	2020	2021	2022	After June 30, 2022	2017
Total debt:
Fixed Rate (US$)	679	378	377	0	0	—	929
Average interest rate	8.2%	7.8%	7.7%	0	0	—
Fixed Rate (RUB)	1,608	1,608	1,608	853	—	—	1,788
Average interest rate	10.0%	10.0%	10.0%	10.0%	0%	—
Fixed Rate (other currencies)	63	54	36	18	0	—	60
Average interest rate	5.7%	5.7%	5.7%	5.7%	0%	—
Variable Rate (US$)	162	106	37	—	—	—	210
Average interest rate	3.3%	3.3%	3.3%	0%	0%	—
Variable Rate (EUR)	602	602	516	172	—	—	599
Average interest rate	2.8%	2.8%	2.8%	2.8%	0%	—
Variable Rate (other currencies)	—	—	—	—	—	—	—
Average interest rate	0%	0%	0%	0%	0%	—

(1)

The fair values were estimated based on quoted market prices for our bonds, derived from market prices or by using discounted cash flows under the agreement at the rate applicable for the instruments with similar maturity and risk profile.

In accordance with our policies, we do not enter into any treasury management transactions of a speculative nature.

As at June 30, 2017, the variable interest rate risk on the financing of our group was limited as 73% of the group’s total debt was fixed rate debt.

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	29

Unaudited interim condensed

consolidated financial statements

VEON Ltd.

As at and for the six and three month periods

ended June 30, 2017

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the period ended June 30, 2017

INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT

for the six and three month periods ended June 30

		Six month period		Three month period
	Note	2017	2016	2017	2016
(In millions of U.S. dollars, except per share amounts)
Service revenues*		4,533	4,033	2,331	2,086
Sale of equipment and accessories		108	79	57	35
Other revenues / other income		57	58	29	32

Total operating revenues	4	4,698	4,170	2,417	2,153

Service costs*		(920)	(819)	(477)	(432)
Cost of equipment and accessories		(114)	(91)	(58)	(39)
Selling, general and administrative expenses		(1,872)	(1,707)	(951)	(887)
Depreciation		(776)	(723)	(386)	(391)
Amortization		(268)	(225)	(146)	(113)
Impairment loss		(5)	(12)	(8)	(4)
Loss on disposals of non-current assets		(9)	(6)	(2)	(4)

Total operating expenses		(3,964)	(3,583)	(2,028)	(1,870)

Operating profit		734	587	389	283

Finance costs		(447)	(385)	(232)	(205)
Finance income		46	31	24	19
Other non-operating losses	7	(152)	(62)	(116)	(24)
Share of loss of joint ventures and associates	6	(196)	(16)	(95)	(11)
Impairment of joint ventures and associates	6	(110)	—	(110)	—
Net foreign exchange gain / (loss)		62	95	(53)	33

(Loss) / profit before tax		(63)	250	(193)	95

Income tax expense	5	(206)	(252)	(65)	(135)

Loss for the period from continuing operations		(269)	(2)	(258)	(40)

Profit after tax for the period from discontinued operations		—	383	—	186

(Loss) / profit for the period		(269)	381	(258)	146

Attributable to:
The owners of the parent (continuing operations)		(283)	(57)	(278)	(49)
The owners of the parent (discontinued operations)		—	383	—	186
Non-controlling interest		14	55	20	9

		(269)	381	(258)	146

Earnings / (loss) per share
Basic and diluted from continuing operations		($0.16)	($0.03)	($0.16)	($0.03)
Basic and diluted from discontinued operations		—	$0.22	—	$0.11
Basic and diluted for profit attributable to ordinary equity holders of the parent		($0.16)	$0.19	($0.16)	$0.08

*	In 2016, the Group has aligned its practices for content revenue across the Group. The impact of this refinement in policy was not material and reduced the revenue and the operating costs by US$9 and US$3, respectively, for the six and three month periods ended June 30, 2016. The net results, financial position and operating cash flows for these periods remained unaffected. The Company concluded that net presentation of the content revenue better reflected the actual nature and substance of the arrangements with content providers.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the period ended June 30, 2017

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the six and three month periods ended June 30

	Six month period		Three month period
	2017	2016	2017	2016
(In millions of U.S. dollars)
(Loss) / profit for the period	(269)	381	(258)	146
Items that may be reclassified to profit or loss
Net movement on cash flow hedges (net of tax of nil and nil, respectively, for the six and three month periods (2016: US$7 and US$7))	2	20	4	24
Foreign currency translation	62	216	(68)	143

Other comprehensive income / (loss) for the period, net of tax	64	236	(64)	167

Total comprehensive (loss) / income for the period, net of tax	(205)	617	(322)	313

Attributable to:
The owners of the parent	(250)	582	(365)	319
Non-controlling interests	45	35	43	(6)

	(205)	617	(322)	313

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the period ended June 30, 2017

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

as at

	Note	June 30, 2017	December 31, 2016
(In millions of U.S. dollars)
Assets
Non-current assets
Property and equipment	8	6,315	6,719
Intangible assets	9	2,410	2,257
Goodwill	9	4,538	4,696
Investments in joint ventures and associates	6	2,049	2,179
Deferred tax assets		266	343
Non-current income tax advance		28	25
Other financial assets	10	281	306
Other assets		126	118

Total non-current assets		16,013	16,643

Current assets
Inventories		116	125
Trade and other receivables		689	685
Other assets		389	439
Current income tax assets		204	169
Other financial assets	10	241	190
Cash and cash equivalents	11	2,873	2,942

Total current assets		4,512	4,550

Assets classified as held for sale	3	509	—

Total assets		21,034	21,193

Equity and liabilities
Equity
Equity attributable to equity owners of the parent		5,355	5,960
Non-controlling interests		(277)	83

Total equity		5,078	6,043

Non-current liabilities
Financial liabilities	10	9,577	8,070
Provisions		139	148
Other liabilities		44	44
Deferred tax liabilities		329	331

Total non-current liabilities		10,089	8,593

Current liabilities
Trade and other payables		1,539	1,744
Other liabilities		1,270	1,236
Other financial liabilities	10	2,576	3,046
Current income tax payables		13	57
Provisions		402	474

Total current liabilities		5,800	6,557

Liabilities associated with assets held for sale	3	67	—

Total equity and liabilities		21,034	21,193

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the period ended June 30, 2017

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the six month period ended June 30, 2017

	Attributable to equity owners of the parent
(In millions of U.S. dollars)	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Retained earnings	Foreign currency translation	Total	Non- controlling interests	Total equity
As at January 1, 2017	1,749,004,648	2	12,753	753	(439)	(7,109)	5,960	83	6,043

(Loss) / profit for the period		—	—	—	(283)	—	(283)	14	(269)
Other comprehensive income		—	—	2	—	31	33	31	64

Total comprehensive (loss) / income		—	—	2	(283)	31	(250)	45	(205)

Dividends declared (Note 12)		—	—	—	(343)	—	(343)	(158)	(501)
Share-based payment transactions	122,756	—	—	—	—	—	—	—	—
Changes in ownership interest in a subsidiary that do not result in a loss of control (Note 3)		—	—	(12)	—	—	(12)	(247)	(259)
Reallocation to legal reserve in Algeria		—	—	4	(4)	—	—	—	—

As at June 30, 2017	1,749,127,404	2	12,753	747	(1,069)	(7,078)	5,355	(277)	5,078

for the six month period ended June 30, 2016

	Attributable to equity owners of the parent
(In millions of U.S. dollars)	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Retained earnings	Foreign currency translation	Total	Non- controlling interests	Total equity
As at January 1, 2016	1,749,004,648	2	12,753	667	(2,706)	(6,951)	3,765	129	3,894

Profit for the period		—	—	—	326	—	326	55	381
Other comprehensive income / (loss)		—	—	21	—	235	256	(20)	236

Total comprehensive income		—	—	21	326	235	582	35	617

Dividends declared to non-controlling interests		—	—	—	—	—	—	(69)	(69)
Changes in ownership interest in a subsidiary that do not result in a loss of control		—	—	18	—	—	18	(18)	—

As at June 30, 2016	1,749,004,648	2	12,753	706	(2,380)	(6,716)	4,365	77	4,442

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the period ended June 30, 2017

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

for the six month period ended June 30

	Note	2017	2016
(In millions of U.S. dollars)
Operating activities
(Loss) / profit before tax		(63)	250
Non-cash adjustments to reconcile profit before tax to net cash flows:
Depreciation, amortization and impairment losses		1,049	960
Loss on disposals of non-current assets		9	6
Finance costs		447	385
Finance income		(46)	(31)
Other non-operating losses		152	62
Share of loss of joint ventures and associates		196	16
Impairment of joint ventures and associates		110	—
Net foreign exchange gain		(62)	(95)
Changes in trade and other receivables and prepayments		(66)	(162)
Changes in inventories		11	25
Changes in trade and other payables		119	—
Changes in provisions and pensions		(69)	(798)
Interest paid		(418)	(359)
Interest received		36	31
Income tax paid		(243)	(223)
Net cash flow from operating activities of discontinued operations		—	375

Net cash flow from operating activities		1,162	442

Investing activities
Proceeds from sale of property, plant and equipment and intangible assets		15	8
Purchase of property, plant and equipment and intangible assets		(1,196)	(714)
Loans granted		(2)	(82)
(Payment on) / receipts from deposits		(24)	70
Investment in financial assets		(107)	(47)
Net cash flow used in investing activities of discontinued operations		—	(412)

Net cash flow used in investing activities		(1,314)	(1,177)

Financing activities
Acquisition of non-controlling interest	3	(259)	—
Proceeds from borrowings, net of fees paid*	10	4,442	1,848
Repayment of borrowings		(3,606)	(1,120)
Dividends paid to the owners of the parent	12	(332)	—
Dividends paid to non-controlling interests	12	(82)	—
Proceeds from sale of non-controlling interests, net of fees paid		—	1
Net cash flow used in financing activities of discontinued operations		—	(10)

Net cash flow from financing activities		163	719

Net change in cash and cash equivalents		11	(16)
Net foreign exchange difference related to continued operations		(74)	(10)
Net foreign exchange difference related to discontinued operations		—	5
Cash and cash equivalents classified as held for sale at the beginning of period		—	314
Cash and cash equivalents classified as held for sale at the end of the period		(6)	(272)
Cash and cash equivalents at beginning of period		2,942	3,614

Cash and cash equivalents at end of period	11	2,873	3,635

*	Fees paid for borrowings were US$49 (2016: US$26).

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the period ended June 30, 2017

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

1	GENERAL INFORMATION

VEON Ltd. (“VEON”, the “Company”, and together with its consolidated subsidiaries, the “Group” or “we”) was incorporated in Bermuda on June 5, 2009. The registered office of VEON is Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda. VEON’s headquarters and the principal place of business are located at Claude Debussylaan 88, 1082 MD Amsterdam, the Netherlands.

The Company changed its name from VimpelCom Ltd. to VEON Ltd., effective as of March 30, 2017.

The interim condensed consolidated financial statements are presented in United States dollars (“U.S. dollar” or “US$”). In these notes, U.S. dollar amounts are presented in millions, except for share and per share (or American Depository Shares (“ADS”)) amounts and as otherwise indicated.

VEON’s ADSs are listed on the NASDAQ Global Select Market (“NASDAQ”). From April 4, 2017, VEON’s common shares are listed on Euronext Amsterdam, the regulated market of Euronext Amsterdam B.V. (“Euronext Amsterdam”).

Share information

As at June 30, 2017, the Company’s largest shareholders and remaining free float are as follows:

Shareholder	Common shares	% of common and voting shares
L1T VIP Holdings S.à r.l. (“LetterOne”)	840,625,001	47.9%
Telenor East Holding II AS (“Telenor”)	346,703,840	19.7%
Stichting Administratiekantoor Mobile Telecommunications Investor(i)	145,947,562	8.3%
Free Float	423,454,732	24.1%

Total outstanding common shares	1,756,731,135	100%
Shares held by the Company or its subsidiaries (“Treasury shares”)	7,603,731	0.4%

(i)	LetterOne is entitled to the economic benefits (dividend payments, other distributions and sale proceeds) of such common shares.

In April 2017, Telenor sold 70,000,000 common shares of VEON Ltd. in the form of ADSs listed on NASDAQ and common shares listed on Euronext Amsterdam pursuant to an underwritten offering. The Company did not receive any proceeds from the offering, and Telenor’s sale of the ADSs and common shares did not result in dilution of the Company’s issued and outstanding shares. The offering was made pursuant to the Company’s shelf registration statement on Form F-3 initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 23, 2014, as amended and most recently declared effective on April 20, 2016 (the “Registration Statement”). The ADSs and common shares were offered by means of a prospectus and accompanying prospectus supplement forming a part of the effective Registration Statement.

Nature of operations and principal activities

VEON earns revenues by providing voice and data telecommunication services through a range of traditional and broadband mobile and fixed-line technologies. As at June 30, 2017, the Company operated telecommunications services in Russia, Pakistan, Algeria, Bangladesh, Ukraine, Uzbekistan, Kazakhstan, Armenia, Tajikistan, Georgia, Kyrgyzstan and Laos, and in Italy via a 50/50 joint venture.

During the six month period ended June 30, 2017, several local currencies demonstrated significant volatility against the U.S. dollar, which impacted the Company’s financial position and results of operations following the translation of non-U.S. currency amounts into U.S. dollars for consolidation purposes. In particular, in U.S. dollar terms, the fluctuations of local currencies caused a 7% increase in total revenue for the Group for the six month period ended June 30, 2017 as compared with the same period of 2016.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the period ended June 30, 2017

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

In addition, the foreign exchange rate in Uzbekistan applied for consolidation purposes is the official rate published by the Central Bank of the Republic of Uzbekistan. However, this exchange rate is not achievable in expatriating funds out of the country due to long-term restrictions imposed by the local government. The total net assets of the Uzbekistan operations contributing to the consolidated financial position of the Group as at June 30, 2017 amounted to US$778. However, if the Company applied the exchange rate implied by market transactions, the net assets would decrease significantly in U.S. dollar terms.

2	BASIS OF PREPARATION OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

BASIS OF PREPARATION

The interim condensed consolidated financial statements for the six and three month periods ended June 30, 2017 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Group’s audited annual consolidated financial statements as at and for the year ended December 31, 2016.

The preparation of these interim condensed consolidated financial statements has required management to apply accounting policies and methodologies based on complex and subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The use of these judgements, estimates and assumptions affects the amounts reported in the statement of financial position, income statement, statement of cash flows, statement of changes in equity, as well as the notes. The final amounts for items for which estimates and assumptions were made in the consolidated financial statements may differ from those reported in these statements due to the uncertainties that characterize the assumptions and conditions on which the estimates are based.

NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED BY THE GROUP

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements as at and for the year ended December 31, 2016.

A number of new or amended standards became effective as at January 1, 2017. However, the Company did not have to change its accounting policies or make retrospective adjustments as a result of adopting these standards.

The following are significant and relevant new standards that are issued, but not yet effective, up to the date of the issuance of the Group’s financial statements, and which have not been early adopted by the Company:

•	IFRS 15 ‘Revenue from contracts with customers’ — The Group is continuing to assess the impact of IFRS 15, however, based on the analysis performed so far, the Company does not expect any material impact on revenue recognition due to currently existing product offering (i.e. prevailing pre-paid service offering). However, the Company does expect a potential impact stemming from capitalization of costs incurred in acquiring contracts with customers upon adoption in 2018.

•	IFRS 9 ‘Financial instruments’ — The Group is in the process of assessing the impact of IFRS 9, which may be material to the consolidated income statement and consolidated financial position, of the Company, upon adoption in 2018.

•	IFRS 16, ‘Leases’ — The Group has yet to assess the impact of IFRS 16, which may be material to the consolidated income statement and consolidated financial position upon adoption in 2019.

•	IFRIC 23 ‘Uncertainty over income tax treatments’ — The Interpretation, clarifies application of recognition and measurement requirements in IAS 12 ‘Income Taxes’ when there is uncertainty over income tax treatments. The Group has yet to assess the impact of IFRIC 23, which may be material to the consolidated income statement and consolidated financial position upon adoption in 2019.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the period ended June 30, 2017

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

3	SIGNIFICANT TRANSACTIONS

GLOBAL TELECOM HOLDING S.A.E SHARE BUYBACK

Global Telecom Holdings S.A.E (“GTH”), a subsidiary of the Company, bought back 524,569,062 ordinary shares from its shareholders for EGP 4.1 billion (US$259), which transaction settled on February 21, 2017. The Company did not take part in the share buyback. As a result of the share buyback, the Company’s interest in GTH increased by 5.77% from 51.92% to 57.69%, resulting in a US$12 loss recognized directly in equity. The cancellation of the 524,569,062 ordinary shares was approved at an extraordinary general meeting of GTH’s shareholders on March 19, 2017 and took effect on April 16, 2017 after ratification by the Egyptian Financial Supervisory Authority of the minutes of the March 19, 2017 extraordinary general meeting.

EXIT FROM EUROSET HOLDING B.V. JOINT VENTURE

On July 7, 2017, PJSC Vimpel-Communications (“PJSC VimpelCom”), a subsidiary of the Company, entered into a Framework Agreement with PJSC Megafon (“Megafon”) to unwind their retail joint venture, Euroset Holding B.V. (“Euroset”). Under the agreement, Megafon will acquire PJSC VimpelCom’s 50% interest in Euroset and PJSC VimpelCom will pay RUB 1.25 billion (approximately US$20 and subject to possible completion adjustments) and will acquire rights to 50% of Euroset’s approximately 4,000 retail stores in Russia. The transaction is subject to relevant regulatory approvals and other conditions precedent, and is expected to be completed in Q4 2017.

As a result of this anticipated transaction, the investment in the Euroset joint venture was classified as an asset held-for-sale at June 30, 2017. However, as a result of the impairment described in Note 6, the investment in Euroset had a carrying value of nil prior to reclassification as an asset held-for-sale.

TOWERS IN PAKISTAN CLASSIFIED AS HELD-FOR-SALE

The Company is in advanced discussions for the sale of its indirect subsidiary, Deodar Limited (“Deodar”). Deodar holds a portfolio of approximately 13,000 towers and provides network tower services in Pakistan. As a result, on June 30, 2017, the Company classified Deodar as a disposal group held-for-sale. There can be no assurance that definitive agreement will be reached.

Following the classification as a disposal group held-for sale, the Company will no longer account for depreciation and amortization expenses of Deodar assets.

The assets and liabilities of Deodar classified as held for sale are presented below:

June 30, 2017
Property and equipment	141
Goodwill	237
Deferred tax assets	62
Other non-current assets	2
Cash and cash equivalents	4
Other current assets	39

Total assets held for sale	485

Non-current liabilities	(13)
Current liabilities	(39)

Total liabilities held for sale	(52)

Included in the equity of the Group is cumulative other comprehensive income of US$(7) related to Deodar, which is classified as held for sale.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the period ended June 30, 2017

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

LAOS	OPERATIONS CLASSIFIED AS HELD FOR SALE

During Q2 2017, the Company has committed to a plan to sell its 78% interest in VimpelCom Lao Co. Limited (“VIP Lao”). As a result, we classified our Laos business as a disposal group held for sale in these interim condensed consolidated financial statements.

Following the classification as a disposal group held-for sale, the Company will no longer account for depreciation and amortization expenses of VIP Lao assets.

The assets and liabilities of VIP Lao classified as held for sale are presented below:

June 30, 2017
Property and equipment	15
Intangible assets	2
Current assets	7

Total assets held for sale	24

Non-current liabilities	(4)
Current liabilities	(11)

Total liabilities held for sale	(15)

Included in the equity of the Group is cumulative other comprehensive income of US$1 and non-controlling interests of US$(5) related to Laos, which is classified as held for sale.

4	SEGMENT INFORMATION

Management analyzes the Company’s operating segments separately because of different economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies. Management does not analyze assets or liabilities by reportable segments.

Management evaluates the performance of the Company’s segments on a regular basis, primarily based on earnings before interest, tax, depreciation, amortization, impairment loss, loss on disposals of non-current assets, other non-operating losses and shares of profit / (loss) of associates and joint ventures (“Adjusted EBITDA”).

From the first quarter of 2017, management has included the Italy Joint Venture (see Note 6) as a separate reportable segment, due to its increasing contribution to the Company’s overall financial result and position.

Financial information by reportable segment for the six and three month periods ended June 30, 2017 and 2016, is presented in the following tables, with the exception of the Italy Joint Venture, for which financial information is presented in Note 6. Inter-segment revenues between operating segments are on an arm’s length basis in a manner similar to transactions with third parties. The segment data for acquired operations are reflected herein from the date of their respective acquisition.

Six month period ended June 30, 2017

	Russia	Algeria	Pakistan	Bangladesh	Ukraine	Uzbekistan	HQ	Other	Total Segments
Revenue
External customers	2,278	463	755	299	286	305	—	312	4,698
Inter-segment	16	—	—	—	11	1	—	(28)	—

Total revenue	2,294	463	755	299	297	306	—	284	4,698

Adjusted EBITDA	880	219	321	130	164	162	(170)	86	1,792

Other disclosures
Capital expenditure	259	55	395	27	67	38	15	56	912

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the period ended June 30, 2017

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

Six month period ended June 30, 2016

	Russia	Algeria	Pakistan	Bangladesh	Ukraine	Uzbekistan	HQ	Other	Total Segments
Revenue
External customers	1,875	529	557	312	271	328	—	298	4,170
Inter-segment	19	—	1	—	10	1	—	(31)	—

Total revenue	1,894	529	558	312	281	329	—	267	4,170

Adjusted EBITDA	742	286	231	139	151	194	(234)	44	1,553

Other disclosures
Capital expenditure	163	70	46	50	40	46	15	115	545

Three month period ended June 30, 2017
	Russia	Algeria	Pakistan	Bangladesh	Ukraine	Uzbekistan	HQ	Other	Total Segments
Revenue
External customers	1,188	231	385	148	148	152	—	165	2,417
Inter-segment	9	—	—	—	6	1	—	(16)	—

Total revenue	1,197	231	385	148	154	153	—	149	2,417

Adjusted EBITDA	471	105	167	61	87	83	(94)	51	931

Other disclosures
Capital expenditure	142	29	361	17	38	16	8	33	644

Three month period ended June 30, 2016
	Russia	Algeria	Pakistan	Bangladesh	Ukraine	Uzbekistan	HQ	Other	Total Segments
Revenue
External customers	999	250	284	157	141	163	—	159	2,153
Inter-segment	11	—	1	—	4	1	—	(17)	—

Total revenue	1,010	250	285	157	145	164	—	142	2,153

Adjusted EBITDA	414	128	115	69	80	94	(113)	8	795

Other disclosures
Capital expenditure	115	43	34	33	30	17	15	63	350

The following table provides the reconciliation of consolidated Adjusted EBITDA to consolidated (loss) / profit before tax, as presented in the consolidated income statement, for the six and three month periods ended June 30:

	Six month period		Three month period
	2017	2016	2017	2016
Total Segments Adjusted EBITDA	1,792	1,553	931	795
Depreciation	(776)	(723)	(386)	(391)
Amortization	(268)	(225)	(146)	(113)
Impairment loss	(5)	(12)	(8)	(4)
Loss on disposals of non-current assets	(9)	(6)	(2)	(4)
Finance costs	(447)	(385)	(232)	(205)
Finance income	46	31	24	19
Other non-operating losses	(152)	(62)	(116)	(24)
Share of loss of joint ventures and associates	(196)	(16)	(95)	(11)
Impairment of joint ventures and associates	(110)	—	(110)	—
Net foreign exchange gain / (loss)	62	95	(53)	33

(Loss) / profit before tax	(63)	250	(193)	95

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the period ended June 30, 2017

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

5	INCOME TAXES

Current income tax is the expected tax expense, payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Income tax expense consisted of the following for the six and three month periods ended June 30:

	Six month period		Three month period
	2017	2016	2017	2016
Current income taxes	196	297	89	158
Deferred income taxes	10	(45)	(24)	(23)

Income tax expense	206	252	65	135

The table below outlines the reconciliation between the statutory tax rate in the Netherlands (25%) and effective corporate income tax rates for the Group, together with the corresponding amounts:

	Six month period		Three month period
	2017	2016	2017	2016
(Loss) / profit before tax from continued operations	(63)	250	(193)	95
Income tax benefit / (expense) at statutory tax rate (25.0%)	16	(63)	49	(24)

Difference due to the effects of:
Different tax rates in different jurisdictions	(25)	(51)	(24)	(22)
Non-deductible expenses	(103)	(30)	(62)	(19)
Non-taxable income	17	10	7	8
Prior year adjustments	(35)	7	(10)	5
Change in recognition of deferred tax assets	(68)	(69)	(26)	(33)
Withholding taxes	8	2	2	3
Minimum taxes and change in income tax rate	(15)	(15)	(8)	(12)
Other	(1)	(43)	7	(41)

Income tax expense	(206)	(252)	(65)	(135)

In the first half of 2017, the difference between the statutory tax rate in the Netherlands (25.0%) and the effective corporate income tax rate for the Group (-327.0%) was primarily driven by non-deductible expenses in respect of share of loss of joint ventures and associates and impairment of joint ventures and associates, reducing profit before tax by US$196 and US$110, respectively, as well as the income tax losses arising from early debt redemption for which no deferred tax asset has been recognized, reducing profit before tax by US$124. But for these expenses, the effective tax rate for the six month period would have been 56.1%, which was impacted by profitability in countries with a higher nominal tax rate (Uzbekistan, Bangladesh and Pakistan), other non-deductible expenses and other income tax losses for which no deferred tax asset has been recognized.

During the first half of 2016, the difference between the statutory tax rate in the Netherlands (25%) and the effective corporate income tax rate for the Group (100.8%) was mainly driven by non-deductible expenses, income tax losses for which no deferred tax asset has been recognized, increase in uncertain income tax positions and higher statutory tax rates in Uzbekistan, where the statutory tax rate increased from 15% to 53.3%.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the period ended June 30, 2017

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

In the second quarter of 2017, the difference between the statutory tax rate in the Netherlands (25%) and the effective corporate income tax rate for the Group (-33.7%) was primarily driven by non-deductible expenses in respect of share of loss of joint ventures and associates and impairment of joint ventures and associates, reducing profit before tax by US$95 and US$110, respectively, as well as the income tax loss arising from early debt redemption for which no deferred tax asset has been recognized, reducing profit before tax by US$124. But for these expenses, the effective tax rate for the three month period would have been 47.8%, which was impacted by profitability in countries with a higher nominal tax rate (Uzbekistan, Bangladesh and Pakistan), other non-deductible expenses and other income tax losses for which no deferred tax asset has been recognized.

In the second quarter of 2016, the difference between the statutory tax rate in the Netherlands (25%) and the effective corporate income tax rate for the Group (142.1%) was mainly driven by non-deductible expenses, income tax losses for which no deferred tax asset has been recognized, increase in uncertain income tax positions and higher statutory tax rates in Uzbekistan, where the statutory tax rate increased from 15% to 53.3%.

6	SHARE OF LOSS OF JOINT VENTURES AND ASSOCIATES

Share of loss of joint ventures and associates was contributed by the following investments for the six and three month periods ended June 30:

	Six month period		Three month period
	2017	2016	2017	2016
Italy Joint Venture	(174)	—	(85)	—
Other joint ventures and associates	(22)	(16)	(10)	(11)

Share of loss of joint ventures and associates	(196)	(16)	(95)	(11)

ITALY JOINT VENTURE

On November 5, 2016, the Company completed the transaction with CK Hutchison Holdings Ltd to form a joint venture in Italy, combining their respective businesses. Refer to Note 6 in the annual consolidated financial statements for further details.

The information of the Italy Joint Venture disclosed below reflects the amounts presented in the financial statements of the relevant joint venture and not the Group’s share of those amounts. The information presented below has been amended to reflect adjustments made by the Company when using the equity method, including fair value adjustments and modifications for differences in accounting policy.

The loss for the Italy Joint Venture for the six and three month periods ended June 30, 2017 is disclosed below.

	Six month period	Three month period
Revenue	3,308	1,671
Operating expenses	(3,308)	(1,702)
Other expenses	(301)	(114)
Income tax expenses	(47)	(25)
Loss for the period	(348)	(170)
Other comprehensive income	—	—

Total comprehensive loss	(348)	(170)

Included within Operating expenses for the six and three month periods are, respectively, US$941 and US$496 of depreciation and amortization expense. Included within Other (expenses) / income for the six and three month periods are, respectively, US$206 and US$102 of interest expense.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the period ended June 30, 2017

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

As disclosed in Note 4, the Italy Joint Venture is a separate reportable segment. Financial information for the six and three month periods ended June 30, 2017 is presented below.

	Six month period	Three month period
Revenue
External customers	3,307	1,670
Inter-segment	1	1

Total revenue	3,308	1,671

Adjusted EBITDA	947	471

Other disclosures
Capital expenditure	549	293

The following table provides a reconciliation of Adjusted EBITDA to Loss for the period for the Italy Joint Venture, for the six and three month periods ended June 30, 2017.

	Six month period	Three month period
Adjusted EBITDA	947	471
Depreciation and amortization	(941)	(496)
Loss on disposals of non-current assets	(6)	(6)
Finance costs	(201)	(102)
Other non-operating losses	(100)	(12)
Income tax expenses	(47)	(25)

Loss for the period	(348)	(170)

IMPAIRMENT OF EUROSET

During Q2 2017, due to the continued operational underperformance of Euroset, the Company has revised its previous estimates and assumptions regarding Euroset’s future cash flows. As a result, the Company has recorded an impairment of US$110 against the carrying value of the investment in Euroset, resulting in a post-impairment carrying value of nil.

The recoverable amount of Euroset has been determined using fair value less costs of disposal, based on a Level 3 fair value derived from a discounted cash flow model.

Key assumptions	June 30, 2017
Discount rate (functional currency)	13.4%
Average annual revenue growth rate during forecast period (functional currency)	1.7%
Terminal growth rate	0.0%
Average operating (EBITDA) margin during forecast period	0.0%
Average capital expenditure as a percentage of revenue	0.9%

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the period ended June 30, 2017

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

7	OTHER NON-OPERATING LOSSES

Other non-operating losses consisted of the following for the six and three month periods ended June 30:

	Six month period		Three month period
	2017	2016	2017	2016
Loss from early debt redemption	(124)	—	(124)	—
Change of fair value of embedded derivative	(1)	5	2	5
Change of fair value of other derivatives	(22)	(76)	12	(32)
Other (losses) / gains	(5)	9	(6)	3

Other non-operating losses	(152)	(62)	(116)	(24)

Loss from early debt redemption relates to the settlement of the cash tender offer for certain outstanding debt securities, see Note 10 for further details.

8	PROPERTY AND EQUIPMENT

ACQUISITIONS AND DISPOSALS

The movement in property and equipment for the six and three month periods ended June 30 included the following:

	Six month period		Three month period
	2017	2016	2017	2016
Cost of acquired assets	514	386	296	253
Net book value of assets disposed	23	12	12	11
Net loss on disposal of assets	(9)	(6)	(2)	(4)

During the six and three month periods ended June 30, 2017, assets with net book value of US$156 were reclassified as assets held for sale (“AHFS”) (refer to Note 3).

There were no other material changes to property and equipment, other than foreign currency translation differences and depreciation charges. Included in depreciation for the six and three month periods is, respectively, US$64 and US$35 of accelerated depreciation, pertaining to network modernization activities in Bangladesh and Ukraine and network integration in Pakistan.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the period ended June 30, 2017

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

9	INTANGIBLE ASSETS

ACQUISITIONS AND DISPOSALS

The intangible assets acquired in the six and three month periods ended June 30 included the following:

	Six month period		Three month period
	2017	2016	2017	2016
Telecommunications licenses, frequencies and permissions	317	108	312	66
Software	80	48	37	31
Other intangible assets	2	3	—	—

Total intangible assets acquired	399	159	349	97

On May 16, 2017, Pakistan Mobile Communications Ltd. (“PMCL”), a subsidiary of the Company, participated in an auction for the acquisition of additional 4G/LTE spectrum in Pakistan. PMCL was awarded 10 MHz paired spectrum in the 1800 MHz band for a total consideration of US$295 million, plus withholding tax of 10% representing payment of income tax in advance.

During the six and three month periods ended June 30, 2017, there were no impairment losses recognized in respect of intangible assets, and there were no other material changes to intangible assets, other than foreign currency translation differences and amortization charges. Included in amortization for both the six and three month periods is US$23 of accelerated amortization pertaining to brands and trademarks in Pakistan.

GOODWILL

The movement in goodwill for the Group, per cash generating unit (“CGU”), consisted of the following for the six months ended June 30, 2017:

CGU	June 30, 2017	Reclassification to AHFS (Note 3)	Currency translation	December 31, 2016
Russia	2,374	—	62	2,312
Algeria	1,426	—	33	1,393
Pakistan	258	(237)	(2)	497
Kazakhstan	183	—	7	176
Kyrgyzstan	145	—	—	145
Uzbekistan	93	—	(21)	114
Armenia	59	—	—	59

Total	4,538	(237)	79	4,696

Goodwill is tested for impairment annually (at October 1), or when circumstances indicate the carrying value may be impaired. The Company’s impairment test for goodwill is primarily based on fair value less cost of disposal calculations that use a discounted cash flow model. The key assumptions used to determine the recoverable amount for the different cash generating units were disclosed in the annual consolidated financial statements as at and for the year ended December 31, 2016.

The Company considers the relationship between its market capitalization and its book value, as well as weighted average cost of capital and the quarterly financial performances of each CGU when reviewing for indicators of impairment in interim periods.

There was no goodwill impairment recorded in the first half of 2017. There was also no goodwill impairment recorded in the first half of 2016.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the period ended June 30, 2017

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

10	FINANCIAL ASSETS AND LIABILITIES

There were no significant changes in financial assets and liabilities in the six month period ended June 30, 2017, except for the scheduled repayments of debt or as described below. Furthermore, there were no changes in risks and risk management policies as disclosed in the Group’s annual consolidated financial statements as at and for the year ended December 31, 2016.

SIGNIFICANT CHANGES IN FINANCIAL ASSETS AND LIABILITIES

PMCL financing

On June 29, 2017, PMCL drew down PKR 11,000 million (approximately US$105) under a syndicated facility with several banks, which was entered into on December 3, 2015 for an amount of PKR 16,000 million (approximately US$152 as of December 3, 2015). The facility bears interest at six-month KIBOR plus 0.35% per annum. Repayment will take place through periodic instalments between June 23, 2018 and December 23, 2020. The total principal amount outstanding as of June 30, 2017 is PKR 16,000 million (approximately US$153).

On June 29, 2017, PMCL drew down PKR 9,000 million (approximately US$86) under a syndicated facility with several banks, which was entered into on June 12, 2017 for an amount of PKR 26,750 million (approximately US$255 as of June 12, 2017). The facility bears interest at six-month KIBOR plus 0.35% per annum. Repayment will take place through periodic instalments between December 29, 2019 and June 29, 2022. The total principal amount outstanding as of June 30, 2017 is PKR 9,000 million (approximately US$86).

On June 29, 2017, PMCL drew down PKR 5,000 million (approximately US$48) under a Term Loan facility with Habib Bank Ltd, which was entered into on June 12, 2017 for an amount of PKR 10,000 million (approximately US$95 as of June 12, 2017). The facility bears interest at six-month KIBOR plus 0.35% per annum. Repayment will take place through periodic instalments between December 27, 2019 and June 29, 2022. The total principal amount outstanding as of June 30, 2017 is PKR 5,000 million (approximately US$48).

On June 29, 2017, PMCL drew down PKR 1,000 million (approximately US$10) under a Term Loan facility with National Bank of Pakistan, which was entered into on June 12, 2017 for an amount of PKR 2,000 million (approximately US$19 as of June 12, 2017). The facility bears interest at six-month KIBOR plus 0.35% per annum. Repayment will take place through periodic instalments between December 27, 2019 and June 29, 2022. The total principal amount outstanding as of June 30, 2017 is PKR 1,000 million (approximately US$10).

GTH Loan facility

GTH entered into an unsecured short-term loan agreement with Citi and ING Bank for a principal amount of US$200, on February 3, 2017. The loan agreement has an initial term of six months (the “Initial Term”), which is capable of being extended until December 15, 2017, and carries interest at a rate of LIBOR plus 4.00% per annum during the Initial Term (rising to LIBOR plus 5.00% per annum for the period from the expiry of the Initial Term to December 15, 2017 in the event the term of the loan agreement is extended), with two of the GTH’s fully owned subsidiaries (International Wireless Communications Pakistan Limited and Telecom Ventures Limited) acting as guarantors. Subject to the terms of the loan agreement, the loan amount was fully utilized on February 14, 2017 and was used for funding the share buyback of GTH (refer to Note 3). On July 21, 2017, the Company issued an extension request, so that the loan agreement now expires on December 15, 2017.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the period ended June 30, 2017

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

Multi-currency term and revolving facilities up to US$2,250

VimpelCom Holdings B.V. (“VIP Holdings”) entered into a new multi-currency term and revolving facilities agreement (the “TL/RCF”) of up to US$2,250 on February 16, 2017. The TL/RCF replaced the US$1,800 revolving credit facility signed in 2014. The term facility has a five-year tenor and the revolving credit facility has an initial tenor of three years, with VIP Holdings having the right to request two one-year extensions to the tenor of the revolving credit facility, subject to lender consent. Several international banks have committed to the TL/RCF in an aggregate amount of US$2,108. The TL/RCF includes an option to increase the amount of the facility up to the full amount of US$2,250, which would consist of a term facility of US$562.5 and a revolving credit facility of US$1,687.5. VIP Holdings will have the option to make each drawdown under the facilities in either U.S. dollars or euro. Under the TL/RCF, the Net Debt to Adjusted EBITDA covenant ratio will be calculated on the basis of the consolidated financial statements of VEON Ltd. and “pro-forma” adjusted for acquisitions and divestments of any business bought or sold during the relevant period.

During Q2 2017, VIP Holdings drew down EUR 530 million (approximately US$565) under the Term loan. On April 21, 2017 and May 31, 2017, VIP Holdings exercised its option to increase the amount of the facility, so that the total amount committed under the TL/RCF is now US$2,250.

Redemption of Ruble bonds

On March 2, 2017, PJSC VimpelCom announced the reset of the coupon rate on its 10% Ruble bonds with a principal amount of RUB 15,052 million (US$258) maturing on March 8, 2022. The new coupon rate of 7% per annum will be applicable for the next six coupon periods (i.e. next three years) and will reset on March 3, 2020. Following the reset of the coupon rate, a number of bondholders exercised their put options with respect to the Ruble bonds in aggregate principal amounts of RUB 14,459 million (US$248) which was repaid on March 17, 2017.

Subsequent to the settlement, the total outstanding amount of 7% Ruble bonds was RUB 597 million (US$10).

Sberbank revolving credit facility drawdown

On March 16, 2017 and on April 10, 2017 PJSC VimpelCom drew down RUB 4,000 million and RUB 11,000 million (US$68 and US$193), respectively, under its revolving credit facility with Sberbank of Russia (“Sberbank”). The facility matured on May 29, 2017 and was fully repaid.

Alfa-Bank credit facility amendment and extension

On March 29, 2017, VimpelCom Amsterdam B.V. (“VIP Amsterdam”), as original borrower, and VIP Holdings, as the new borrower, entered into an amendment agreement with respect to a US$500 facility agreement with AO “Alfa-Bank,” as the original lender and agent, dated April 2, 2014. Pursuant to the amendment agreement, the maturity date of the facility has been extended to October 17, 2017. Further, VIP Holdings has replaced VIP Amsterdam as the borrower, and the guarantee from VIP Holdings has been terminated. In addition, VIP Holdings has agreed that AO “Alfa-Bank” may assign certain of the principal amount of the facility (or transfer its obligations) to other specified lenders. On March 29, 2017, VIP Holdings received confirmation that US$350 of the extended facility had been assigned by AO “Alfa-Bank” to Sberbank.

In addition to the above, on April 5, 2017, VIP Amsterdam, as the original borrower, and VIP Holdings, as the new borrower, entered into a subsequent amendment agreement in respect of a second US$500 facility agreement, with AO “Alfa-Bank,” as the original lender and agent, dated April 18, 2014. Pursuant to the amendment agreement, the maturity date of the facility has been extended to October 17, 2017. Further, VIP Holdings has replaced VIP Amsterdam as the borrower, and the guarantee from VIP Holdings has been terminated. In addition, VIP Holdings has agreed that AO “Alfa-Bank” may assign certain of the principal amount of the facility (or transfer its obligations) to other specified lenders. On April 5, 2017, VIP Holdings received confirmation that US$300 of the extended facility had been assigned by AO “Alfa-Bank” to Sberbank (following an earlier assignment of US$47 million), resulting in a total of US$347 million assigned to Sberbank of Russia as of that date.

RUB 110,000 million Sberbank term facilities agreement

VIP Holdings has entered into a new Russian Ruble-denominated term facility agreement with Sberbank for an amount up to RUB 110,000 million (US$1,914) on May 19, 2017 (the “Facility Agreement”). Amounts borrowed

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the period ended June 30, 2017

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

under the Facility Agreement will be used for general corporate purposes and to refinance existing borrowings of PJSC VimpelCom, including borrowings with Sberbank. The loan has a five-year tenor with an interest rate of 10% per annum. The Facility Agreement provides for financial covenants measured against (i) net debt to EBITDA of VEON Ltd. and, for a designated period, PJSC VimpelCom (each on a consolidated basis) and (ii) EBITDA to finance costs of VEON Ltd. (on a consolidated basis). EBITDA will be “pro-forma” adjusted for acquisitions and disposals of any business bought or sold during the relevant period.

On May 23, 2017, and June 14, 2017, VIP Holdings drew down RUB 79,000 million (US$1,375) and RUB 16,000 million (US$281), respectively, under the Facility Agreement.

Cross currency swaps

During the month of June 2017, the Group entered into several cross currency swaps with several different banks, by exchanging a notional amount of US$600 for EUR 537 million for 4 years. The swaps mature June 16, 2021.

Issuance of New Notes and Cash Tender Offer for Certain Outstanding Debt Securities

On May 30, 2017, VIP Holdings announced a cash tender offer (the “Offer”) in respect of the outstanding (i) U.S.$1,000 9.125% Loan Participation Notes due 2018 issued by, but with limited recourse to, VIP Finance Ireland Limited (the “2018 Notes”), (ii) U.S.$1,000 7.748% Loan Participation Notes due 2021 issued by, but with limited recourse to, VIP Finance Ireland Limited (the “2021 Notes”) and (iii) U.S.$1,500 7.5043% Guaranteed Notes due 2022 issued by VIP Holdings (the “2022 Notes” and together with the 2018 Notes and the 2021 Notes, the “Existing Notes”).

The aggregate principal amount accepted for repurchase was US$1,259, which was settled on or before June 29, 2017. The unamortized debt issuance costs and unamortized fair value hedge basis adjustment were released to the income statement at the date of the closing resulting in a loss from early debt redemption of US$124, recorded within “Other non-operating gains/losses” (refer to Note 7).

On June 16, 2017, VIP Holdings issued US$600 3.95% Senior Notes due 2021 and US$900 4.95% Senior Notes due 2024 (together, the “New Notes”). The net proceeds of the New Notes were used to finance the purchase of the Existing Notes and for general corporate purposes.

Termination of Guarantees

On June 30, 2017, the guarantees issued by VIP Holdings under each of the RUB 12,000 million 9.00% notes due 2018 (the “RUB Notes”), the US$600 5.20% notes due 2019 (the “2019 Notes”) and the US$1,000 5.95% notes due 2023 (the “2023 Notes”, and together with the RUB Notes and the 2019 Notes, the “Notes”), issued by PJSC VimpelCom, were terminated. VIP Holdings exercised its option to terminate the guarantees pursuant to the terms of the trust deeds entered into in respect of the Notes, between VIP Holdings, PJSC VimpelCom and BNY Mellon Corporate Trustee Services Limited, each dated February 13, 2013 (together the “Trust Deeds”). The guarantees in respect of each of the Notes will continue to apply to VIP Holdings’ obligation to redeem the Notes on exercise of the put option under each of the Trust Deeds until that put option has expired or been satisfied.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the period ended June 30, 2017

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

FAIR VALUES

Set out below is a comparison by class of the carrying amounts and fair value of the Company’s financial instruments that are carried in the interim condensed consolidated financial statements as at June 30, 2017, other than those with carrying amounts that are reasonable approximations of fair values:

	Carrying value		Fair value
	June 30, 2017	December 31, 2016	June 30, 2017	December 31, 2016
Financial assets
Financial assets at fair value through profit or loss
Derivatives not designated as hedges
Foreign exchange contracts	10	2	10	2
Embedded derivatives in notes	10	12	10	12
Financial assets at fair value
Available for sale financial assets	127	71	127	71

Total financial assets at fair value	147	85	147	85

Loans granted, deposits and other financial assets
Bank deposits and interest accrued	347	385	347	385
Other investments	24	24	24	24
Other loans granted	4	2	4	2

Total loans granted, deposits and other financial assets	375	411	375	411

Total financial assets	522	496	522	496

Non-current	281	306
Current	241	190

	Carrying value		Fair value
	June 30, 2017	December 31, 2016	June 30, 2017	December 31, 2016
Financial Liabilities
Financial liabilities at fair value through profit or loss
Derivatives not designated as hedges
Foreign exchange contracts	10	29	10	29
Financial liabilities at fair value
Derivatives designated as net investment hedges
Cross currency interest rate exchange contracts	18	—	18	—
Derivatives designated as cash flow hedges
Foreign exchange contracts	2	4	2	4
Interest rate exchange contracts	2	3	2	3
Contingent consideration	48	47	48	47

Total financial liabilities at fair value	80	83	80	83

Total financial liabilities at amortized cost	12,073	11,033	12,464	11,487

Total financial liabilities	12,153	11,116	12,544	11,570

Non-current	9,577	8,070
Current	2,576	3,046

The fair value of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The fair values were estimated based on quoted market prices for our bonds, derived from market prices or by using discounted cash flows under the agreement at the rate applicable for the instruments with similar maturity and risk profile.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the period ended June 30, 2017

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

The carrying amount of cash and cash equivalents, trade and other receivables, and trade and other payables approximate their respective fair value.

The fair value of derivative financial instruments is determined using present value techniques such as discounted cash flow techniques, Monte Carlo simulation and/or the Black-Scholes model. These valuation techniques are commonly used for valuations of derivatives. Observable inputs (Level 2) used in the valuation techniques include LIBOR, EURIBOR, swap curves, basis swap spreads, foreign exchange rates and credit default spreads of both counterparties and our own entities.

The fair value of Available for sale financial assets are determined through comparison of various multiples and reference to market valuation of similar entities quoted in an active market. If information is not available, a discounted cash flow method is used.

Fair value measurements for financial liabilities at amortized cost are based on quoted market prices, where available. If the quoted market price is not available, the fair value measurement is based on discounted expected future cash flows using a market interest rate curve, credit spreads and maturities.

FAIR VALUE HIERARCHY

As at June 30, 2017 and December 31, 2016, the Group recognized financial instruments at fair value in the statement of financial position.

The fair value hierarchy ranks fair value measurements based on the type of inputs used in the valuation; it does not depend on the type of valuation techniques used:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs are unobservable inputs for the asset or liability

The following table provides the disclosure of fair value measurements separately for each major class of assets and liabilities.

As at June 30, 2017	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Derivatives not designated as hedges
Embedded derivatives in notes	—	10	—	10
Foreign exchange contracts	—	10	—	10
Financial assets at fair value
Available for sale financial assets	—	98	29	127

Total financial assets at fair value	—	118	29	147

Financial liabilities at fair value through profit or loss
Derivatives not designated as hedges
Foreign exchange contracts	—	10	—	10
Financial liabilities at fair value
Derivatives designated as net investment hedges
Cross currency interest rate exchange contracts	—	18	—	18
Derivatives designated as cash flow hedges
Foreign exchange contracts	—	2	—	2
Interest rate exchange contracts	—	2	—	2
Contingent consideration	—	—	48	48

Total financial liabilities at fair value	—	32	48	80

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the period ended June 30, 2017

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

As at December 31, 2016	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Derivatives not designated as hedges
Foreign exchange contracts	—	2	—	2
Embedded derivatives in notes	—	12	—	12
Financial assets at fair value
Derivatives designated as cash flow hedges
Foreign exchange contracts	—	—	—	—
Available for sale financial assets	—	42	29	71

Total financial assets at fair value	—	56	29	85

Financial liabilities at fair value through profit or loss
Derivatives not designated as hedges
Foreign exchange contracts	—	29	—	29
Financial liabilities at fair value
Derivatives designated as cash flow hedges
Foreign exchange contracts	—	4	—	4
Interest rate exchange contracts	—	3	—	3
Contingent consideration	—	—	47	47

Total financial liabilities at fair value	—	36	47	83

The reconciliation of movements relating to financial instruments classified in Level 3 of the fair value hierarchy:

	Financial assets at fair value		Financial liabilities at fair value
	Available for sale	Total	Contingent consideration	Total
As at December 31, 2016	29	29	47	47
Change in fair value recognized in the income statement	—	—	1	1

As at June 30, 2017	29	29	48	48

Transfers into and out of fair value hierarchy levels are recognized at the end of the reporting period (or the date of the event or change in circumstances that caused the transfer). On a quarterly basis, the Company reviews if there are any indicators for a possible transfer between Level 2 and Level 3. This depends on how the Company is able to obtain the underlying input parameters when assessing the fair valuations.

During the six month period ended June 30, 2017, there were no transfers between Level 1, Level 2 and Level 3 fair value measurements.

All changes in fair values of financial instruments are unrealized, and are recorded in “Other non-operating losses” in the Interim condensed consolidated income statement.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the period ended June 30, 2017

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

11	CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following items:

	June 30, 2017	December 31, 2016
Cash at banks and on hand	1,704	1,707
Short-term deposits with original maturity of less than three months	1,169	1,235

Total cash and cash equivalents	2,873	2,942

As at June 30, 2017, cash balances in Uzbekistan and Ukraine of US$408 and US$3, respectively (December 31, 2016: US$347 and US$3, respectively), are restricted due to local government or central bank regulations and therefore cannot currently be repatriated.

In addition, short and long term deposits at financial institutions in Uzbekistan of US$285 as at June 30, 2017 (December 31, 2016: US$372) are also subject to the same restrictions.

Cash balances as at June 30, 2017 include investments in money market funds of US$312 (December 31, 2016: US$578).

12	DIVIDENDS DECLARED

On February 27, 2017, VEON declared a cash dividend relating to its 2016 results from its freely distributable reserves in the amount of US 19.5 cents per common share. The dividend was paid on April 12, 2017.

DIVIDENDS DECLARED TO NON-CONTROLLING INTERESTS

On January 24, 2017, TNS Plus LLP, a subsidiary of the Company, declared dividends to its shareholders, which were paid on January 25, 2017. The portion of dividends paid to the minority shareholder amounted to US$7.

On February 13, 2017, VimpelCom Kyrgyzstan Holding AG, a subsidiary of the Company, declared dividends to its shareholders, which were paid on February 16, 2017. The portion of dividends paid to the minority shareholder amounted to US$55.

On May 12, 2017, TNS Plus LLP declared dividends to its shareholders, which were paid on May 15, 2017. The portion of dividends paid to the minority shareholder amounted to US$12.

On June 21, 2017, Omnium Telecom Algeria S.p.A, a subsidiary of the Company, declared dividends to its shareholders, which will be paid in September 2017. The portion of dividends to be paid to minority shareholders will amount to US$82.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the period ended June 30, 2017

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

13	RELATED PARTIES

As at June 30, 2017, the Company is primarily owned by two major shareholders, being LetterOne and Telenor. The Company has no ultimate controlling shareholder.

The following table provides the total amount of transactions that have been entered into with related parties for the six months ended June 30:

	Six month period		Three month period
	2017	2016	2017	2016
Revenue from Telenor and affiliates	39	28	28	15
Revenue from joint ventures and associates	16	2	7	1
Revenue from discontinued operations	—	34	—	19

	55	64	35	35

Services from LetterOne and affiliates	—	2	—	—
Services from Telenor and affiliates	36	21	26	9
Services from joint ventures and associates	17	7	11	4
Services from discontinued operations	—	3	—	2

	53	33	37	15

The following table provides the total balance of accounts with related parties at the end of the relevant period:

	June 30, 2017	December 31, 2016
Accounts receivable from Telenor	9	13
Accounts receivable from joint ventures and associates	25	24
Accounts receivable from other related parties	2	3

	36	40

Accounts payable to LetterOne	—	1
Accounts payable to Telenor	12	9
Accounts payable to joint ventures and associates	6	5

	18	15

SERVICE AGREEMENTS

All service agreements with related parties are disclosed in Note 25 in the Company’s annual consolidated financial statements as at and for the year ended December 31, 2016. There were no new agreements entered into between the Company and related parties during the six month period ended June 30, 2017.

14	COMMITMENTS, CONTINGENCIES AND UNCERTAINTIES

There were no material commitments, contingencies and uncertainties that occurred during the six month period ended June 30, 2017, and there were no material changes during the same period to the commitments, contingencies and uncertainties as disclosed in the Group’s annual consolidated financial statements as at and for the year ended December 31, 2016, other than those described below.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the period ended June 30, 2017

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

SPECTRUM REALLOCATION IN UZBEKISTAN

On March 31, 2017, the Republican Radiofrequencies Council in Uzbekistan (the “Council”) published a decision (the “Decision”) ordering the redistribution of radio frequencies in Uzbekistan which, if it comes into force as planned in September 2017, could result in a reallocation of our subsidiary Unitel LLC’s (“Unitel”) radio frequencies to other cellular communications providers in the market. On April 21, 2017, Unitel filed a claim with the Commercial Court of Tashkent City disputing the Decision. A preliminary hearing on Unitel’s claim was held on May 10, 2017. Unitel’s claim was subsequently transferred to the Administrative Court of the Uchtepa District, which dismissed the claim on June 22, 2017. A cassation appeal of the dismissal, if any, must be commenced on or before January 12, 2018.

GTH – IRAQNA LITIGATION

On June 6, 2017, the English Court of Appeal denied GTH’s application for leave to appeal. With no further venue for appeal, the matter is now concluded and final.

VAT ON REPLACEMENT SIMS

The Bangladesh Appellate Tribunal rejected the appeal of Banglalink Digital Communications Ltd. (“Banglalink”) and all other operators on June 22, 2017. On July 13, 2017, Banglalink filed an appeal of the Appellate Tribunal’s judgment with the High Court Division of the Supreme Court of Bangladesh.

CANADIAN ACTION BROUGHT BY THE CATALYST CAPITAL GROUP INC.

VEON is a defendant in an action brought in 2016 by The Catalyst Capital Group Inc. for CAD 750 million (US$579 as at June 30, 2017), alleging breach of contract in the Superior Court of Justice in Ontario, Canada.

On March 29, 2017, the claim against VEON and its co-defendants was amended to CAD 1.3 billion (US$1,003 as at June 30, 2017).

15	EVENTS AFTER THE REPORTING PERIOD

INTERIM DIVIDEND 2017 OF US$11 CENTS PER SHARE

The Supervisory Board approved the distribution of an interim gross dividend of US$11 cents per share for 2017. This payment is planned to take place on September 6, 2017, with a record date of August 14, 2017. For ordinary shareholders at Euronext Amsterdam, the interim dividend of US$11 cents will be paid in EUR.

Amsterdam, August 3, 2017

VEON Ltd.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the period ended June 30, 2017

Q2 2017 Results And Business Update

Amsterdam, 3 August 2017

Jean-Yves Charlier - Chief Executive Officer

Andrew Davies - Chief Financial Officer

This presentation contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, including with respect to its performance transformation, among others; anticipated performance and guidance for 2017, including VEON’s ability to generate sufficient cash flow; future market developments and trends; expected synergies of the Italy Joint Venture, including expectations regarding capex and opex benefits; realization of the synergies of the Warid transaction; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable, the effect of the acquisition of additional spectrum on customer experience and VEON’s ability to realize its targets and strategic initiatives in its various countries of operation. The forward-looking statements included in this presentation are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of demand for and market acceptance of VEON’s products and services; continued volatility in the economies in VEON’s markets; unforeseen developments from competition; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations or other regulatory actions and/or litigation with third parties; failure to realize the expected benefits of the Italy Joint Venture or the Warid transaction as expected or at all due to, among other things, the parties’ inability to successfully implement integration strategies or otherwise realize the anticipated synergies; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic initiatives, including, but not limited to, the performance transformation program, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON´s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended December 31, 2016 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by VEON with the SEC. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this presentation be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events. Non-IFRS measures are reconciled to comparable IFRS measures in VEON Ltd.’s earnings release published on its website on the date hereof. As of 7 November 2016, VEON Ltd. owns a 50% share of the Italy Joint Venture (with CK Hutchison owning the other 50%) and we account for this JV using the equity method as we do not have control. All information related to the Italy Joint Venture is the sole responsibility of the Italy Joint Venture’s management, and no information contained herein, including, but not limited to, the Italy Joint Venture’s financial and industry data, has been prepared by or on behalf of, or approved by, our management. VEON Ltd. is not making, and has not made, any written or oral representation or warranty, express or implied, of any nature whatsoever, with respect to any Italy Joint Venture information included in this presentation. For further information on the Italy Joint Venture and its accounting treatment, see “Item 5—Operating and Financial Review and Prospects—Key Developments and Trends—Italy Joint Venture” “Explanatory Note—Accounting Treatment of our Historical WIND Business and the new Italy Joint Venture” and Note 6 to our audited consolidated financial statements included in our Annual Report on Form 20-F for the year ended 31 December 2016. All non-IFRS measures disclosed further in this presentation (including, without limitation, EBITDA, EBITDA margin, underlying EBITDA, underlying EBITDA margin, EBIT, EBT, net debt, equity free cash flow, organic growth, capital expenditures excluding licenses and LTM (last twelve months) capex excluding licenses/revenue) are reconciled to comparable IFRS measures in  VEON Ltd.’s earnings release published on its website on the date hereof. Disclaimer Q2 2017 RESULTS

Agenda

FINANCIAL AND OPERATIONAL PROGRESS – Q2 2017 • Group results highlights • Interim dividend	Jean-Yves Charlier, CEO
BUSINESS UPDATE – HIGHLIGHTS • VEON platform launch in 5 countries • Expand monobrand distribution in Russia • Corporate Governance update	Jean-Yves Charlier, CEO
FINANCIAL AND OPERATIONAL PROGRESS – Q2 2017 • Capital structure improvements and strategy • Group results review • Outlook	Andrew Davies, CFO
Q&A	

Q2 2017 RESULTS 3

Agenda FINANCIAL AND OPERATIONAL PROGRESS – Q2 2017 Group results highlights Interim dividend Jean-Yves Charlier, CEO Andrew Davies, CFO BUSINESS UPDATE – HIGHLIGHTS VEON platform launch in 5 countries Expand monobrand distribution in Russia Corporate Governance update FINANCIAL AND OPERATIONAL PROGRESS – Q2 2017 Capital structure improvements and strategy Group results review Outlook Q&A Q2 2017 RESULTS Jean-Yves Charlier, CEO

EBITDA margin, underlying2 (%) 40.4% Total revenue (USD billion) 2.4 +3.7% organic1 YoY +12.3% reported YoY -0.9 p.p. organic1 YoY -2.0 p.p. reported YoY Capex excl. licenses (USD million) 332 +17.2% reported YoY LTM capex/revenue: 18.4% Underlying equity free cash flow excluding licenCes3 (USD Million) 293 +USD 50 million YoY 1 Revenue and EBITDA organic growth are non-IF RS financial measures that exclude the effect of foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions; in the organic calculation, Warid is pro-forma consolidated within VEON’s results with effect from 1 January 2016 2 Underlying EBITDA excludes exceptional items in Q2 2016 consisting of transformation costs of USD 118 million and in Q2 2017 transformation costs of USD 46 million 3 Underlying equity free cash flow excluding licenses is defined as free cash flow from operating activities less free cash flow used in investing activities, excluding capex for licences and withholding tax related to Pakistan spectrum of USD 29.5 million (in Q2 2017), M&A transactions, transformation costs and other one-off items Total revenue increased 12.3% YoY; 3.7% YoY organic growth Mobile data organic growth of 30.5% YoY EBITDA increased 17.1% YoY to USD 931 million, benefiting from organic revenue growth, Warid transaction and currency tailwinds Capex increased 17.2% YoY due to Warid consolidation, investments more evenly spread over the year H1 2017 underlying equity free cash flow excluding licenses increased by USD 163 million YoY to USD 491 million Results on track with FY 2017 guidance Q2 2017 Financial Highlights Q2 2017 RESULTS

2015 total dividend of US 3.5 cents 2016 interim dividend of US 3.5 cents 2016 final dividend of US 19.5 cents 2017 interim dividend of US 11 cents US 23 cents for FY 2016 Aug./Sept.1 2017 expected final dividend Interim Dividend of US 11 cents for 2017 Approved 1 Record date 14 August 2017, payment date 6 September 2017. For ordinary shareholders at Euronext Amsterdam, the interim dividend of US 11 cents will be paid in EUR Consistent with the commitment to pay a sustainable and progressive dividend, VEON announces the distribution of US 11 cents1 as an interim dividend Q2 2017 RESULTS 2015 2016 2017 2018

Agenda

VEON

FINANCIAL AND OPERATIONAL PROGRESS – Q2 2017 • Group results highlights • Interim dividend	Jean-Yves Charlier, CEO
BUSINESS UPDATE – HIGHLIGHTS • VEON platform launch in 5 countries • Expand monobrand distribution in Russia • Corporate Governance update	Jean-Yves Charlier, CEO
FINANCIAL AND OPERATIONAL PROGRESS – Q2 2017 • Capital structure improvements and strategy • Group results review • Outlook	Andrew Davies, CFO
Q&A	

Q2 2017 RESULTS

6

Agenda FINANCIAL AND OPERATIONAL PROGRESS – Q2 2017 Group results highlights Interim dividend Jean-Yves Charlier, CEO Andrew Davies, CFO BUSINESS UPDATE – HIGHLIGHTS VEON platform launch in 5 countries Expand monobrand distribution in Russia Corporate Governance update FINANCIAL AND OPERATIONAL PROGRESS – Q2 2017 Capital structure improvements and strategy Group results review Outlook Q&A Q2 2017 RESULTS Jean-Yves Charlier, CEO

VEON: The Personal Internet Platform …

VEON

News, music, video and offers – Personalized for you.

A single account – and you stay in control

4:20
Brandon
6 mins ago
Will be there in 5 minutes.
Aimee
12 mins ago
I am at the concert. It's fantastic ...
Robbie
30 mins ago
Send me another one
Today's stories
DEEZER
Lorde: from Kiwi classroom to global stardom
Yeay makes shopping pop
Family vacation
3 hours ago
Mom: I reserved a snorkeling excursion ...
Lola
8 hours ago
Tell me more about this new restaurant

Phase 1 - Engagement

Phase 2 – Monetization & Marketplace

Q2 2017 RESULTS

7

VEON: The Personal Internet Platform … A single account – and you stay in control Totally free messaging – with chat and voice calling. Even when you are out of credit News, music, video and offers – Personalized for you. Focus for next 18 months: major consumer engagement and improving the efficiency of our core business using VEON Free communication and messaging Integrated Identity and account management Personalized Content and Offers Contextual internet services based on advanced analytics Revenue & value sharing with 3rd parties Phase 1 - Engagement Phase 2 – Monetization & Marketplace Q2 2017 RESULTS

… Is Now Out There! 19 July 2017: VEON launched in Russia, Italy, Ukraine, Pakistan, Georgia with deep self-care integration Also available in 10 more countries, and expanding (including Netherlands, UK & USA) Already available to 134 million potential customers From 3 to almost 100 partners in content, offers and payment services (e.g. Deezer, Studio +, Red Bull, Burger King, Getty Images, WireCard) Major marketing & advertising push (back-to-school campaigns) in September 2017 VEON to be available in all our markets by end 2017 Q2 2017 RESULTS

Expand Monobrand Distribution in Russia Store integration to be completed by Q2 2018 Positive immediate effect on revenue and from 2019 onwards on EBITDA Expected number of Beeline monobrand and franchise stores of ~5,500 in medium term Reduce churn and increase customer lifetime through higher level of customer service Improve upsell, leading to ARPU increases VEON and MegaFon announced an agree-ment1 to end their Euroset joint venture Integrate and rebrand acquired stores to Beeline monobrand stores Increasing the share of controlled distribution channels Euroset owns ~4,000 stores VEON pays RUB 1.25 billion (~USD 20 million) and acquires rights to 50% of Euroset stores in exchange for VEON’s equity stake in Euroset Q2 2017 RESULTS 1 The agreement is subject to relevant regulatory approvals and other conditions precedent

URSULA BURNS Former Xerox Chairman & CEO GUY LAURENCE Former Rogers CEO Corporate Governance Update Ursula Burns and Guy Laurence elected to the Supervisory Board Supervisory Board increased from 9 to 11 members Majority of board now unaffiliated with major shareholders Ursula Burns appointed as new Chairman Q2 2017 RESULTS

Agenda

VEON

- Group results highlights
- Interim dividend

BUSINESS UPDATE – HIGHLIGHTS — Jean-Yves Charlier, CEO

FINANCIAL AND OPERATIONAL PROGRESS – Q2 2017 — Andrew Davies, CFO

- Capital structure improvements and strategy
- Group results review
- Outlook

Q&A

Q2 2017 RESULTS
11

Agenda FINANCIAL AND OPERATIONAL PROGRESS – Q2 2017 Group results highlights Interim dividend Jean-Yves Charlier, CEO Andrew Davies, CFO BUSINESS UPDATE – HIGHLIGHTS VEON platform launch in 5 countries Expand monobrand distribution in Russia Corporate Governance update FINANCIAL AND OPERATIONAL PROGRESS – Q2 2017 Capital structure improvements and strategy Group results review Outlook Q&A Q2 2017 RESULTS Jean-Yves Charlier, CEO

Significant Corporate Finance Transactions Successfully Executed Refinanced bank debt at improved terms and moved bank debt from PJSC VimpelCom to VimpelCom Holdings B.V. VimpelCom Holdings B.V.: USD 2.25 billion multicurrency TL/RCF to replace USD denominated facility available to VimpelCom Amsterdam B.V. RUB 110 billion term loan with Sberbank, refinancing the Sberbank loans on the Russian Balance Sheet via the in-house bank Amended existing Alfa Bank loans, achieving consistent documentation with TL/RCF & Sberbank loan Repurchased and repaid subsidiary (guaranteed) bonds and issued unguaranteed bonds from HQ Repaid USD 0.6 billion bonds issued or guaranteed by PJSC VimpelCom at maturity & interest rate reset Repurchased via a tender offer USD 1.3 billion bonds issued or guaranteed by PJSC VimpelCom Issued USD 1.5 billion of unguaranteed VimpelCom Holdings B.V. bonds Terminated PJSC VimpelCom guarantees on USD 1.8 billion of outstanding bonds Restructured or refinanced ~60% of debt structure in H1 2017 Q2 2017 RESULTS

Significant Capital Structure Improvements

VEON

- Create more flexibility in the debt structure

13%
37%
22%
28%
15%
9%
67%
9%
HQ - guaranteed
HQ - Unguaranteed
PJSC
GTH subs & other

- Improve currency mix

8%
73%
19%
9%
61%
20%
10%
USD
RUB
EUR
Other

- Lower average cost of debt and improve maturity

Q2 2017 RESULTS
13

Significant Capital Structure Improvements Create more flexibility in the debt structure Improve currency mix Lower average cost of debt and improve maturity Q2 2017 RESULTS Annualized interest cost reduction of ~USD 100 million, with greater flexibility1 As at 31 December 2016 As at 30 June 2017 7.3% (3.2y) 6.4% (3.7y) 1 Annualized interest cost reduction of ~USD 100 million assumes stable gross debt

Currency Trend Continues to Improve

VEON coin against USD, Index (1Q14=100)

110
100
90
80
70
60
50
100
98
94
82
73
76
70
66
64
66
67
67
69
69
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17

*Based on historical reported revenues, no restatement applied

Q2 2017 RESULTS

14

Currency Trend Continues to Improve VEON coin against USD, Index (1Q14=100) VEON currency weightings calculated from the sum of the individual countries’ relative contribution to total countries revenue *Based on historical reported revenues, no restatement applied Q2 2017 RESULTS

Revenue Evolution

USD MILLION

+12.3%
+8.5%
2,153
75
2,228
9
([VALUE])
7
112
27
2,310
107
2,417
Reported total revenue 2Q16
Warid 2Q16
Pro-forma total revenue 2Q16
Equipments & Accessories
Voice
Interconnect and roaming
Data and MFS
Other[1]
Organic total revenue 2Q17
FOREX
Total revenue 2Q17
+3.7%
2,153
75
2,228
30
0
PAK 25
BAN (5)
ALG (20)
15
33
5
2,310
107
2,417
Reported total revenue 2Q16
Warid 2Q16
Pro-forma total revenue 2Q16
Russia
Emerging Markets
Ukraine
Uzbekistan
Other[2]
Organic total revenue 2Q17
FOREX
Total revenue 2Q17

[1] Other also includes intercompany eliminations

Q2 2017 RESULTS

15

Revenue Evolution Organic growth, currency tailwinds and Warid acquisition driving revenue growth +3.7% 1 Other also includes intercompany eliminations 2 Other consists of operations in Kazakhstan, Kyrgyzstan, Georgia, Armenia, Tajikistan and intercompany eliminations USD MILLION +12.3% 1 +8.5% PAK 25 BAN (5) ALG (20) 2 Q2 2017 RESULTS

EBITDA Evolution

USD MILLION

+17.1%
+5.3%
795
16
811
118
928
72
84
(141)
34
977
(46)
931
Reported EBITDA 2Q16
Warid 2Q16
Pro-forma EBITDA 2Q16
Exceptional items 1
Underlying EBITDA 2Q16
Service revenue
Performance transformation savings
Re-investment in mono-brand, devices, network
FOREX
Underlying EBITDA 2Q17
Exceptional items 2
EBITDA 2Q17

+1.5%
795
16
811
118
928
([VALUE])
([VALUE])
13
17
(4)
943
34
(46)
931
PAK 27
BAN (8)
ALG (24)
Reported EBITDA 2Q16
Warid 2Q16
Pro-forma EBITDA 2Q16
Exceptional items 1
Underlying EBITDA 2Q16
Russia
Emerging markets
Ukraine
Uzbekistan
Other 3
Underlying organic EBITDA 2Q17
FOREX
Exceptional items 2
EBITDA 2Q17

Q2 2017 RESULTS

16

Q2 2017 RESULTS EBITDA Evolution Organic growth, currency tailwinds and Warid acquisition driving EBITDA growth 1 Exceptional items in Q2 2016 consists of costs primarily related to the performance transformation program 2 Exceptional items in Q2 2017 consists of costs primarily related to the performance transformation program 3 Other consists of operations in Kazakhstan, Kyrgyzstan, Georgia, Armenia, Tajikistan, HQ and Intercompany eliminations 2 1 +5.3% +17.1% +1.5% PAK 27 BAN (8) ALG (24) 2 1 3 USD MILLION

Russia: Improving Results

TOTAL REVENUE
(RUB BILLION)

+3.0% YoY
66.4
10.8
53.7
64.5
9.7
52.3
68.4
9.9
55.7
2Q16
1Q17
2Q17
Mobile
Fixed-line
Other

MOBILE CUSTOMERS
(MILLION)

+1.4% YoY
57.5
58.3
2Q16
2Q17

EBITDA AND EBITDA MARGIN
(RUB BILLION AND %)

-1.3% YoY
-1.7% YoY (underlying)[1]
27.3
41.1%
24.1
37.3%
26.9
39.4%
2Q16
1Q17
2Q17

+9.6% YoY
7.2
16.7%
7.9
16.7%
2Q16
2Q17

Q2 2017 RESULTS
17

Russia: Improving Results TOTAL REVENUE (RUB BILLION) MOBILE CUSTOMERS (MILLION) Total revenue increased, mainly as a result of mobile service revenue growth Mobile service revenue increased by 4% YoY, mainly driven by 18% mobile data revenue growth Mobile ARPU grew by 3.6% YoY Fixed-line service revenue decreased by 9% YoY, due to negative FOREX effect and impact of increased FMC penetration Underlying EBITDA margin improved QoQ by 1.8 p.p. to 39.4% Accelerated high-speed data network rollout, 4G/LTE population coverage reached 60% Signed agreement to end Euroset JV, with 50% of stores moving to Beeline, doubling the number of monobrand stores +3.0% YoY +1.4% YoY -1.3% YoY -1.7% YoY (underlying)1 +9.6% YoY 1 Q2 2016 EBITDA negatively impacted by performance transformation costs of RUB 177 million. Q2 2017 EBITDA negatively impacted by performance transformation costs of RUB 49 million Q2 2017 RESULTS EBITDA AND EBITDA MARGIN (RUB BILLION AND %) CAPEX EXCL. LICENSES AND LTM CAPEX/REVENUE (RUB BILLION AND %)

Pakistan: Synergies Target Delivered, Spectrum Investment for Future Growth

VEON

TOTAL REVENUE
(PKR BILLION)

+6.9% YoY
37.8
2.1
35.7
38.7
2.5
36.2
40.4
2.7
37.7
2Q16
1Q17
2Q17
Mobile
Other

MOBILE CUSTOMERS
(MILLION)

+6.4% YoY
49.3
52.5
2Q16
2Q17

EBITDA AND EBITDA MARGIN
(PKR BILLION AND %)

+28.3% YoY
+19.1% YoY underlying
13.6
36.0%
16.2
41.8%
17.5
43.3%
2Q16
1Q17
2Q17

+14.0% YoY
5.9
17.7%
6.8
18.0%
2Q16
2Q17

Q2 2017 RESULTS
18

Pakistan: Synergies Target Delivered, Spectrum Investment for Future Growth 1 NOTE: Q2 2016 pro-forma results assume that the results of Warid have been consolidated (including intercompany eliminations) with effect from 1 January 2016 2 Q2 2016 EBITDA negatively impacted by performance transformation costs of PKR 1.7 billion. Q2 2017 EBITDA negatively impacted by performance transformation/integration costs of PKR 0.6 billion TOTAL REVENUE (PKR BILLION) MOBILE CUSTOMERS (MILLION) Merger integration progress: Annual run rate target of synergies > USD 115 million achieved well ahead of schedule Network integration activities in progress Acceleration of data revenue (+46% YoY) Underlying EBITDA increase supported by strong revenue growth and synergies Underlying EBITDA margin expansion to 44.7%, +4.6 p.p. YoY and +1.5 p.p. QoQ Jazz won the auction for 10 MHz of 1800 MHz spectrum; payment of USD 295 million (+10% withholding tax) made in Q2 2017 +6.9% YoY +6.4% YoY +28.3% YoY +19.1% YoY underlying +14.0% YoY 37.8 38.7 40.4 Q2 2017 RESULTS EBITDA AND EBITDA MARGIN (PKR BILLION AND %) CAPEX EXCL. LICENSES AND LTM CAPEX/REVENUE (PKR BILLION AND %)

Algeria: Turnaround in Progress

VEON

TOTAL REVENUE
(DZD BILLION)

-8.0% YoY
27.4
0.2
27.2
25.5
0.5
25.0
25.3
0.4
24.9
2Q16
1Q17
2Q17
Mobile
Other

MOBILE CUSTOMERS
(MILLION)

-4.9% YoY
16.3
15.5
2Q16
2Q17

EBITDA AND EBITDA MARGIN
(DZD BILLION AND %)

-18.7% YoY
-18.8% YoY underlying1
14.0
51.1%
12.5
49.2%
11.4
45.1%
2Q16
1Q17
2Q17

-33.7% YoY
4.7
14.9%
3.1
15.5%
2Q16
2Q17

Q2 2017 RESULTS
19

Q2 2017 RESULTS Algeria: Turnaround in Progress 1 Q2 2016 EBITDA negatively impacted performance transformation costs of DZD 21 million TOTAL REVENUE (DZD BILLION) MOBILE CUSTOMERS (MILLION) Revenue trend gradually improving: Accelerating data revenue in Q2 (+89% YoY) Strong focus on customer base retention with launch of new tariff portfolio Leadership in 4G/LTE population coverage Challenging environment and intense competition: Continued high inflation New finance law in force since 1 January 2017: increase in VAT and tax on recharges Intense competition on data pricing Underlying EBITDA margin of 45.2%: Excluding finance law impact, underlying EBITDA margin would have been at 48% Gross dividends of ~USD 150 million (60% of 2016’s net income) to be distributed in Q3 2017 -8.0% YoY -4.9% YoY -18.7% YoY -18.8% YoY underlying1 -33.7% YoY 0.5 0.2 EBITDA AND EBITDA MARGIN (DZD BILLION AND %) CAPEX EXCL. LICENSES AND LTM CAPEX/REVENUE (DZD BILLION AND %)

Bangladesh: Sustained Data Growth, Spectrum Disadvantage

TOTAL REVENUE
(BDT BILLION)

-3.0% YoY
12.3
0.4
11.9
12.0
0.3
11.7
12.0
0.4
11.6
2Q16
1Q17
2Q17
Mobile
Other

MOBILE CUSTOMERS
(MILLION)

-1.5% YoY
31.1
30.7
2Q16
2Q17

EBITDA AND EBITDA MARGIN
(BDT BILLION AND %)

-8.9% YoY
-16.1% YoY Underlying[1]
5.4
43.7%
5.5
46.0%
4.9
41.1%
2Q16
1Q17
2Q17

-44.6% YoY
2.6
22.6%
1.4
18.7%
2Q16
2Q17

Q2 2017 RESULTS
20

Bangladesh: Sustained Data Growth, Spectrum Disadvantage 1 Q2 2016 EBITDA negatively impacted by performance transformation and SIM re-verification costs of BDT 0.5 billion TOTAL REVENUE (BDT BILLION) MOBILE CUSTOMERS (MILLION) Continued aggressive competition on customer acquisition 0.2 million QoQ customer growth Strong growth in data revenue of 32% YoY, benefitting from smartphone penetration increase, resulting in 9% YoY data customer growth Underlying EBITDA declined as a result of revenue trend and higher costs for acquiring new customers Margin still above 40%, notwithstanding the revenue trend 3G population coverage ~68%, gradually closing the gap vs competition Focusing on the regulatory agenda: 4G/LTE, spectrum, towers -3.0% YoY -1.5% YoY -8.9% YoY -16.1% YoY Underlying1 -44.6% YoY 12.0 12.3 12.0 Q2 2017 RESULTS EBITDA AND EBITDA MARGIN (BDT BILLION AND %) CAPEX EXCL. LICENSES AND LTM CAPEX/REVENUE (BDT BILLION AND %)

Ukraine: Market Leader, Continued Strong Performance

VEON

TOTAL REVENUE
(UAH BILLION)

+10.0% YoY
3.7
0.3
3.4
3.9
0.3
3.6
4.1
3.8
2Q16
1Q17
2Q17
Mobile
Fixed-line
Other

MOBILE CUSTOMERS
(MILLION)

+2.8% YoY
25.4
26.1
2Q16
2Q17

EBITDA AND EBITDA MARGIN
(UAH BILLION AND %)

+13.7% YoY
+15.1% YoY (underlying)[1]
2.0
54.9%
2.1
53.6%
2.3
56.8%
2Q16
1Q17
2Q17

-3.0% YoY
0.7
18.4%
0.7
19.9%
2Q16
2Q17

Q2 2017 RESULTS

21

Ukraine: Market Leader, Continued Strong Performance 1 Q2 2017 EBITDA negatively impacted by UAH 28 million related to performance transformation costs and other TOTAL REVENUE (UAH BILLION) EBITDA AND EBITDA MARGIN (UAH BILLION AND %) MOBILE CUSTOMERS (MILLION) CAPEX EXCL. LICENSES AND LTM CAPEX/REVENUE (UAH BILLION AND %) Strengthening #1 NPS position and clear market leader with customer market share above 45% Mobile service revenue growth of 11% YoY, supported by a strong data revenue growth of 72% Underlying EBITDA increased 15% YoY driven by revenue growth with robust margin of 57.5%, +2.5 p.p YoY 3G population coverage reached 69% from 43% a year ago +10.0% YoY +2.8% YoY +13.7% YoY +15.1% YoY (underlying)1 -3.0% YoY Q2 2017 RESULTS

Uzbekistan: Solid Results

TOTAL REVENUE
(UZS BILLION)

+20.3% YoY
478.6
3.4
475.2
513.3
3.5
509.8
576.0
4.1
571.9
2Q16
1Q17
2Q17
Mobile
Fix

MOBILE CUSTOMERS
(MILLION)

+2.9% YoY
9.3
9.6
2Q16
2Q17

EBITDA AND EBITDA MARGIN
(UZS BILLION AND %)

+14.4% YoY
273.1
57.1%
264.6
51.6%
312.5
54.3%
2Q16
1Q17
2Q17

+26.0% YoY
47.5
14.2%
59.8
25.4%
2Q16
2Q17

Q2 2017 RESULTS
22

Uzbekistan: Solid Results TOTAL REVENUE (UZS BILLION) MOBILE CUSTOMERS (MILLION) Revenue grew by 20% YoY driven by USD-denominated tariffs Customer base grew 3% YoY, second consecutive quarter of YoY growth Mobile data revenue increased 28% YoY, as a result of promotions and introduction of new data bundles Underlying EBITDA increased by 14% YoY, driven by revenue growth with robust EBITDA margin >50% LTM capex/revenue increased due to high investments in Q4 2016 Spectrum reallocation to other MNOs may come into force in September +20.3% YoY +2.9% YoY +14.4% YoY +26.0% YoY 513.3 478.6 576.0 Q2 2017 RESULTS EBITDA AND EBITDA MARGIN (UZS BILLION AND %) CAPEX EXCL. LICENSES AND LTM CAPEX/REVENUE (UZS BILLION AND %) 1 Q2 2017 EBITDA negatively impacted by UAH 28 million related to performance transformation costs and other

TOTAL REVENUE
(EUR MILLION)

-1.7% YoY
1,563
231
267
1,065
1,548
234
270
1,043
1,535
225
268
1,042
2Q16
1Q17
2Q17
Mobile
Fix
Other 2

MOBILE CUSTOMERS
(MILLION)

-3.4% YoY
31.3
30.3
2Q16
2Q17

EBITDA AND EBITDA MARGIN
(EUR BILLION AND %)

-10.3% YoY
+6.1% YoY Underlying1
493
31.5%
458
29.6%
442
28.8%
2Q16
1Q17
2Q17

+0.9% YoY
264
17.7%
266
17.6%
2Q16
2Q17

Q2 2017 RESULTS
23

Italy: Wind Tre Synergy Realization Drives Underlying EBITDA Margin Expansion Tougher competitive environment, ahead of Iliad entry Service revenue declined by 1.6% YoY with: Mobile service revenue declining at 2.2% YoY mainly due to increased competition impacting the customer base. Mobile ARPU stable at EUR 11.2 Fixed service revenue grew by 0.5% YoY, driven by growing broadband customers coupled with higher broadband ARPU up 4.2% YoY at EUR 21.8 Underlying1 EBITDA grew 6.1% YoY with margin expansion, driven by both increases in other (non-CPE) revenue and synergies Contribution to VEON P&L of a loss of USD 85 million, primarily driven by integration costs and accelerated depreciation & amortization Jeffrey Hedberg appointed as new CEO of Wind Tre in June 2017 TOTAL REVENUE (EUR MILLION) -1.7% YoY MOBILE CUSTOMERS (MILLION) 1 2Q 2017 EBITDA negatively impacted by integration costs of ~EUR 81 million 2 Including CPE Note: starting from Q2 2017 results, minor changes in accounting policies were adopted and for a proper comparison previous period results were adjusted accordingly +0.9% YoY -3.4% YoY 1,563 1,535 -10.3% YoY +6.1% YoY Underlying1 1,548 Q2 2017 RESULTS EBITDA AND EBITDA MARGIN (EUR BILLION AND %) CAPEX EXCL. LICENSES AND LTM CAPEX/REVENUE (EUR BILLION AND %) 2

Q2 2017 Income Statement 2Q17 reported 2Q16 pro forma Warid1 2Q16 reported Reported YoY Organic2 YoY Revenue 2,417 2,228 2,153 12.3% 3.7% Service revenue 2,331 2,158 2,086 11.8% 3.4% EBITDA 931 811 795 17.1% 10.6% Depreciation & amortization and other (542) (542) (512) 5.7% EBIT 389 269 283 37.6% Net financial expenses (208) (194) (186) 11.3% Net FOREX gain/(loss) and other (169) 19 9 n.m. Share of profit/(loss) from join ventures and associates (95) (12) (11) n.m. Impairment of JV and associates (110) - - n.m. Profit/(loss) before tax (193) 82 95 (302%) Tax (65) (137) (135) (52.5%) Profit from discontinued operations - 187 187 n.m. Non-controlling interest (20) (9) (9) n.m. Net profit (loss) attrib. to VEON shareholders (278) 122 137 n.m. 1 The income statement for Q2 2016 is also presented on a pro-forma basis assuming that the results of Warid were consolidated within VEON’s results with effect from 1 January 2016, in order to assist with the year-on-year comparisons 2 Organic variation excludes the effect of foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions; in the organic calculation, Warid is pro-forma consolidated within VEON’s results with effect from 1 January 2016 USD MILLION Increased as a result of higher amortization related to the revision of useful life of Mobilink and Warid brands, following the introduction of Jazz in Pakistan Q2 2017 RESULTS Early redemption premiums paid on repurchased bonds of USD 124 million Primarily driven by USD 85 million share of loss from Wind Tre JV caused by integration costs and accelerated D&A USD 110 million impairment of Euroset Higher taxes from higher profits in Pakistan and Ukraine more than offset especially by lower taxes in Russia from deductibility of bonds’ tender fees

Q2 2017 Net Debt Evolution

USD MILLION

7,661
([VALUE])
44
189
117
709
344
8,087
46
270
8,403
Net debt 31 March 2017
EBITDA underlying
Change in working capital
Net interest
Taxes
Cash capex incl. licenses
Dividend
Net debt before exceptionals and FOREX
Exceptionals in 2Q17 1
FOREX and other
Net debt 30 June 2017

NET DEBT / EBITDA[2]	Net debt 31 March 2017	Net debt before exceptionals and FOREX	Net debt 30 June 2017
	2.1x	2.2x	2.2x

Q2 2017 RESULTS 25

Q2 2017 Net Debt Evolution 1 Exceptional items in Q2 2017 cash flow consists of performance transformation cash out of USD 46 million 2 EBITDA LTM (last twelve months); in Q2 2017 LTM underlying EBITDA excludes exceptional items of USD 267 million NET DEBT EBITDA2 2.1x 2.2x 2.2x 1 Q2 2017 RESULTS USD MILLION

Robust Underlying Equity Free Cash Flow Excluding Licenses[1]

USD MILLION

336
(172)
491
328
H1 2016
Increase in net cash from operating activities[2]
Increase in net cash used in investing activities[2]
H1 2017

[2] See appendix for reconciliation table

Q2 2017 RESULTS

26

Robust Underlying Equity Free Cash Flow Excluding Licenses1 1 Underlying equity free cash flow excluding licenses is defined as free cash flow from operating activities less free cash flow used in investing activities, excluding capex for licences and withholding tax for spectrum in Pakistan of USD 29.5 million in Q2 2017, M&A transactions, transformation costs and other one-off items 2 See appendix for reconciliation table USD MILLION H1 2016 328 (172) 491 H1 2017 Increase in net cash used in investing activities2 336 Increase in net cash from operating activities2 Q2 2017 RESULTS

Q2 2017 RESULTS 2017 Guidance Confirmed 1 FY 2017 targets based on pro-forma results for 2016, including 12 months of Warid contribution; organic targets for revenue and underlying EBITDA margin are at constant currency, excluding exceptional items, e.g. transformation costs and M&A. Underlying equity free cash flow excluding licenses is calculated at the target rates for 2017 (see Appendix) 2 Underlying equity free cash flow excluding licenses is defined as net cash flow from operating activities less net cash flow used in investing activities excluding capex for licenses and withholding tax for spectrum in Pakistan of USD 29.5 million in Q2 2017, M&A transactions, transformation costs and other one-off items. Underlying equity free cash flow excluding licenses is calculated on the basis of the target rates disclosed in the appendix +1.5% -0.2 p.p. 491 Low single digit growth Low single digit accretion 900 - 1,000 H1 2017 actuals FY 2017 targets1 Total revenue Underlying EBITDA margin Underlying equity free cash flow excluding licenses2 The previous guidance assumed USD 200 million of annual investments in spectrum whereas the guidance now excludes any spectrum investments

Agenda

VEON

FINANCIAL AND OPERATIONAL PROGRESS – Q2 2017 • Group results highlights • Interim dividend	Jean-Yves Charlier, CEO
BUSINESS UPDATE – HIGHLIGHTS • VEON platform launch in 5 countries • Expand monobrand distribution in Russia • Corporate Governance update	Jean-Yves Charlier, CEO
FINANCIAL AND OPERATIONAL PROGRESS – Q2 2017 • Capital structure improvements and strategy • Group results review • Outlook	Andrew Davies, CFO
Q&A	

Q2 2017 RESULTS

28

Agenda FINANCIAL AND OPERATIONAL PROGRESS – Q2 2017 Group results highlights Interim dividend Jean-Yves Charlier, CEO Andrew Davies, CFO BUSINESS UPDATE – HIGHLIGHTS VEON platform launch in 5 countries Expand monobrand distribution in Russia Corporate Governance update FINANCIAL AND OPERATIONAL PROGRESS – Q2 2017 Capital structure improvements and strategy Group results review Outlook Q&A Q2 2017 RESULTS Jean-Yves Charlier, CEO

APPENDIX

Debt Maturity Schedule

AS AT 30 JUNE 2017,
USD BILLION

Group debt maturity schedule

Russia
GTH
HQ
1.9
0.8
1.4
1.5
2.2
1.2
2.6
2017
2018
2019
2020
2021
2022
>2022

Group debt maturity schedule by currency[1]

1 After effect of cross currency swaps

Q2 2017 RESULTS
30

Debt Maturity Schedule Group debt maturity schedule by currency1 AS AT 30 JUNE 2017, USD BILLION Group debt maturity schedule 2017 2018 2019 2020 2021 2022 >2022 USD 1.3 0.3 1.1 0.7 0.4 0.7 2.6 61% EUR 0.0 0.0 0.0 0.3 0.9 0.0 0.0 10% RUB 0.4 0.2 0.0 0.4 0.8 0.5 0.0 20% PKR 0.1 0.1 0.1 0.1 0.1 0.0 0.0 5% OTHER 0.1 0.1 0.1 0.0 0.0 0.0 0.0 4% Q2 2017 RESULTS 1 After effect of cross currency swaps

Liquidity Analysis

Group cash breakdown by currency
30 JUNE, 2017

30%
70%
USD
Other

Group cash: USD 3.22 billion

VimpelCom – syndicate	USD 1.68 billion

Q2 2017 RESULTS
31

Liquidity Analysis Group cash breakdown by currency 30 JUNE, 2017 Unused RCF headroom at the end of Q2 2017: Unused VF/CF headroom at the end of Q2 2017: Group cash: USD 3.22 billion Q2 2017 RESULTS VimpelCom – syndicate USD 1.68 billion VimpelCom - CDB RMB 0.27 billion (USD 0.04 billion) Algeria - syndicate DZD 32 billion (USD 0.3 billion) VimpelCom - Sberbank RUB 15 billion (USD 0.25 billion) Pakistan - facility PKR 0.24 billion (USD 0.23 billion)

Debt by Entity Entity Bonds Loans RCF Vendor Financing Other Total VimpelCom Holdings B.V. 3,885 3,210 - 63 - 7,158 VimpelCom Amsterdam B.V. - - - 538 - 538 PJSC VimpelCom 976 - - - 61 1,037 GTH Finance B.V. 1,200 - - - - 1,200 Pakistan Mobile Communications Limited 55 776 - - - 831 Banglalink Digital Communications Ltd. 300 - - - - 300 Omnium Telecom Algeria S.p.A. - 348 - - - 348 EG-GTH - 200 - - - 200 Others - - - 9 3 12 Total 6,416 4,534 - 610 64 11,624 Outstanding debt (millions) Type of debt/lender Q2 2017 RESULTS AS AT 30 JUNE 2017, USD MILLION

Underlying Equity Free Cash Flow (Excluding Licenses) Reconciliation Table 2Q17 2Q16 1H17 1H16 Net cash from operating activities 578 428 1,162 67 Exceptional items: PT costs 46 74 67 119 WHT on license in Pakistan 30 - 30 IRAQNA Provision - - 69 - Settlement with DOJ/SEC/OM investigation - - - 795 Other 12 23 12 27 Underlying Net Cash Flow from operating activities 664 525 1,341 1,006 Net cash used in investing activities (725) (405) (1,314) (766) Adjustments:     Purchase of license (326) (67) (333) (111) Deposits & Financial assets (27) (56) (131) 23 Underlying net cash flow used in investing activities (371) (282) (850) (678) Underlying Equity Free Cash Flow (excluding licenses) 293 243 491 328 Q2 2017 RESULTS

Q2 2017 RESULTS 2Q17 2Q16 Pro-forma Warid 1H17 1H16 Pro-forma Warid EBITDA 931 811 1,792 1,589 Performance Transformation costs of which: HQ and Other 37 56 58 89 Russia 1 3 4 4 Emerging Markets 6 16 12 24 Other exceptional 2 43 2 42 EBITDA Underlying 977 928 1,868 1,747 EBITDA Underlying Reconciliation Table

Forex

	Forex assumptions	Average rates			Closing rates		
	FY 2017	2Q17	2Q16	YoY	2Q17	2Q16	YoY
Russian Ruble	67.00	57.15	65.89	(13.3%)	59.09	64.26	(8.0%)
Algerian Dinar	118.00	109.04	109.54	(0.5%)	107.8	110.31	(2.3%)
Pakistan Rupee	107.00	104.81	104.67	0.1%	104.83	104.71	0.1%
Bangladeshi Taka	79.00	80.86	78.35	3.2%	80.64	78.33	3.0%
Ukrainian Hryvnia	28.00	26.46	25.26	4.8%	26.10	24.85	5.0%
Kazakh Tenge	350.00	315.01	355.58	(6.1%)	321.46	338.87	(5.1%)
Uzbekistan Som	3,231.34	3,778.07	2,911.0	29.8%	3,958.56	2,943.5	34.5%
Armenian Dram	480	483.37	479.06	0.9%	480.47	476.68	0.8%
Kyrgyz Som	70.00	68.12	68.38	(0.4%)	69.14	67.49	2.4%
Georgian Lari	2.25	2.42	2.21	9.3%	2.14	2.34	2.8%

Q2 2017 RESULTS

35

Russian Ruble Algerian Dinar Pakistan Rupee Bangladeshi Taka Ukrainian Hryvnia Kazakh Tenge Uzbekistan Som Armenian Dram Kyrgyz Som Georgian Lari Forex assumptions FY 2017 67.00 118.00 107.00 79.00 28.00 350.00 3,231.34 480 70.00 2.25 Average rates 2Q17 2Q16 YoY 57.15 65.89 (13.3%) 109.04 109.54 (0.5%) 104.81 104.67 0.1% 80.86 78.35 3.2% 26.46 25.26 4.8% 315.01 355.58 (6.1%) 3,778.07 2,911.0 29.8% 483.37 479.06 0.9% 68.12 68.38 (0.4%) 2.42 2.21 9.3% Closing rates 2Q17 2Q16 YoY 59.09 64.26 (8.0%) 107.8 110.31 (2.3%) 104.83 104.71 0.1% 80.64 78.33 3.0% 26.10 24.85 5.0% 321.46 338.87 (5.1%) 3,958.56 2,943.5 34.5% 480.47 476.68 0.8% 69.14 67.49 2.4% 2.14 2.34 2.8% Forex Q2 2017 RESULTS

VEON Ltd.

Index sheet

Consolidated VEON Ltd.

Consolidated

Customers

EBITDA reconciliation

Russia

Pakistan

Algeria

Bangladesh

Ukraine

Italy JV

Laos

Average and closing rates of functional currencies to USD

		Average rates			Average rates			Closing rates
		2Q17	2Q16	YoY	1H17	1H16	YoY	2Q17	1Q17	Delta
Russian Ruble	RUB	57.15	65.89	-13.3%	57.99	70.26	-17.5%	59.09	56.38	4.8%
Euro	EUR	0.91	0.89	2.6%	0.92	0.90	3.1%	0.88	0.94	-6.7%
Algerian Dinar	DZD	109.04	109.54	-0.5%	109.48	108.68	0.7%	107.80	110.07	-2.1%
Pakistan Rupee	PKR	104.81	104.67	0.1%	104.81	104.71	0.1%	104.83	104.83	0.0%
Bangladeshi Taka	BDT	80.86	78.35	3.2%	80.22	78.41	2.3%	80.64	80.25	0.5%
Ukrainian Hryvnia	UAH	26.46	25.26	4.8%	26.76	25.46	5.1%	26.10	26.98	-3.3%
Kazakh Tenge	KZT	315.01	335.58	-6.1%	318.75	345.35	-7.7%	321.46	314.79	2.1%
Uzbekistan Som	UZS	3,778	2,911	29.8%	3,567	2,877	24.0%	3,958.56	3,595.02	10.1%
Armenian Dram	AMD	483.37	479.06	0.9%	484.49	483.83	0.1%	480.47	483.45	-0.6%
Kyrgyz Som	KGS	68.12	68.38	-0.4%	68.68	71.29	-3.7%	69.14	68.61	0.8%
Georgian Lari	GEL	2.42	2.21	9.3%	2.51	2.32	8.0%	2.41	2.45	-1.6%

VEON

index page

(in USD millions, unless stated otherwise, unaudited)

Consolidated*	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16 (pro-forma Warid)	2Q16 (pro-forma Warid)	3Q16	4Q16	1Q17	2Q17	FY14	FY15	FY16
Total operating revenue	3,465	3,507	3,544	3,000	2,312	2,570	2,442	2,296	2,096	2,228	2,362	2,354	2,281	2,417	13,517	9,606	8,885
Service revenue	3,399	3,447	3,462	2,922	2,260	2,515	2,364	2,188	2,022	2,158	2,276	2,244	2,202	2,331	13,231	9,313	8,553
EBITDA	1,496	1,470	1,520	1,074	938	1,069	58	811	778	811	896	783	861	931	5,560	2,875	3,232
EBITDA margin (%)	43.2%	41.9%	42.9%	35.8%	40.6%	41.6%	41.7%	35.3%	37.1%	36.4%	37.9%	33.3%	37.8%	38.5%	41.1%	29.9%	36.4%
EBIT	770	766	873	(536)	308	530	(480)	166	297	269	406	91	345	389	1,873	524	1,084
Profit/(Loss) before tax	378	503	427	(933)	(8)	329	(834)	(82)	137	82	186	(89)	131	(193)	375	(595)	347
Net income/(loss) attributable to VEON shareholders	38	102	105	(890)	184	108	(1,005)	58	169	122	445	1,557	(4)	(278)	(647)	(655)	2,328
Capital expenditures (CAPEX)	650	1,141	801	840	263	590	459	709	203	371	425	770	269	644	3,434	2,033	1,195
CAPEX excluding licenses	531	764	739	799	210	462	448	671	158	307	382	754	265	332	2,833	1,801	1,136
CAPEX excluding licenses / revenue	15.3%	21.8%	20.8%	26.6%	9.1%	18.0%	18.3%	29.2%	7.5%	13.8%	16.2%	32.0%	11.6%	13.7%	21.0%	18.7%	12.8%

*Notes:

The financial results for Q1 2016 and Q2 2016 are also presented on a pro-forma basis assuming that the results of Warid have been consolidated (including intercompany eliminations) within VEON’s results with effect from 1 January 2016, in order to assist with the year on year comparisons.

VEON

Consolidated*	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16 Reported	2Q16 Reported	3Q16	4Q16	1Q17	2Q17	FY14	FY15	FY16
Total operating revenue	3,465	3,507	3,544	3,000	2,312	2,570	2,442	2,296	2,017	2,153	2,362	2,354	2,281	2,417	13,517	9,606	8,885
Service revenue	3,399	3,447	3,462	2,922	2,260	2,515	2,364	2,188	1,948	2,086	2,276	2,244	2,202	2,331	13,231	9,313	8,553
EBITDA	1,496	1,470	1,520	1,074	938	1,069	58	811	758	795	896	783	861	931	5,560	2,875	3,232
EBITDA margin (%)	43.2%	41.9%	42.9%	35.8%	40.6%	41.6%	41.7%	35.3%	37.6%	37.0%	37.9%	33.3%	37.8%	38.5%	41.1%	29.9%	36.4%
EBIT	770	766	873	(536)	308	530	(480)	166	304	283	406	91	345	389	1,873	524	1,084
Profit/(Loss) before tax	378	503	427	(933)	(8)	329	(834)	(82)	154	95	186	(89)	131	(193)	375	(595)	347
Net income/(loss) attributable to VEON shareholders	38	102	105	(890)	184	108	(1,005)	58	187	137	445	1,557	(4)	(278)	(647)	(655)	2,328
Capital expenditures (CAPEX)	650	1,141	801	840	263	590	459	709	195	350	425	770	269	644	3,434	2,033	1,738
CAPEX excluding licenses	531	764	739	799	210	462	448	671	150	284	382	754	265	332	2,833	1,801	1,571
CAPEX excluding licenses / revenue	15%	22%	21%	27%	9%	18%	18%	29%	7.5%	13.2%	16%	32%	12%	13.7%	21%	19%	18%

VEON Ltd.

index page

(in millions)

Mobile Customers*	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	FY14	FY15	FY16
Russia	55.0	56.3	57.3	57.2	55.7	57.2	59.0	59.8	57.7	57.5	58.4	58.3	57.0	58.3	57.2	59.8	58.3
Algeria	17.4	17.1	17.6	17.7	17.1	17.1	17.0	17.0	16.7	16.3	15.9	16.3	16.1	15.5	17.7	17.0	16.3
Pakistan	38.2	38.8	38.7	38.5	38.2	33.4	35.2	36.2	48.3	49.3	51.0	51.6	52.5	52.5	38.5	36.2	51.6
Bangladesh	29.4	29.8	30.2	30.8	31.8	32.0	32.3	32.3	31.6	31.1	29.0	30.4	30.5	30.7	30.8	32.3	30.4
Ukraine	25.6	25.4	26.3	26.2	26.1	26.1	25.7	25.4	25.3	25.4	26.3	26.1	26.0	26.1	26.2	25.4	26.1
Uzbekistan	10.4	10.4	10.5	10.6	10.4	10.3	10.2	9.9	9.5	9.3	9.6	9.5	9.5	9.6	10.6	9.9	9.5
Other	14.9	15.3	15.8	15.9	15.6	15.8	15.9	15.5	15.0	15.1	15.5	15.1	14.9	15.4	15.9	6.0	15.1
Laos	0.3	0.3	0.3	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.3	0.3	0.3	0.2	0.2	0.3
Total without Italy**	191.1	193.3	196.8	197.1	195.1	192.0	195.5	196.3	204.3	204.5	205.9	207.5	206.8	208.4	197.1	186.8	207.5
Italy	22.0	21.9	21.8	21.6	21.4	21.4	21.3	21.1	20.9	20.9	20.7	31.3	30.9	30.3	21.6	21.1	31.3
Total on combined basis	213.1	215.2	218.5	218.7	216.5	213.4	216.8	217.4	225.2	225.3	226.6	238.9	237.7	238.7	218.7	207.9	238.9

Fixed line Customers*	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	FY14	FY15	FY16
Russia					2.3	2.2	2.2	2.2	2.2	2.2	2.1	2.2	2.2	2.2		—	2.2
Algeria					—	—	—	—	—	—	—	—	—	—		—	—
Pakistan					—	—	—	—	—	—	—	—	—	—		—	—
Bangladesh					—	—	—	—	—	—	—	—	—	—		0.8	—
Ukraine					0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8		0.2	0.8
Uzbekistan					0.0	0.0	0.0	0.0	—	—	—	—	—	—		0.2	—
Other					0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4		2.2	0.1
Laos					—	—	—	—	0.0	—	0.0	0.0	0.0	0.0		—	0.0
Total without Italy**					3.5	3.4	3.4	3.4	3.4	3.4	3.3	3.4	3.4	3.4		3.4	3.1
Italy					2.2	2.2	2.2	2.3	2.3	2.3	2.3	2.3	2.4	2.4		2.3	2.3
Total on combined basis					5.7	5.6	5.6	5.7	5.7	5.7	5.7	5.7	5.8	5.8		5.7	5.4

VEON Ltd.

Index page

EBITDA Underlying Reconciliation

	(USD mln)												( LCCY mln)
	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	FY15	FY16	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	FY15	FY16
Russia
EBITDA Reported	421	524	455	424	328	414	413	419	409	471	1,823	1,574	26,130	27,536	28,466	28,012	24,410	27,269	26,710	26,401	24,070	26,925	110,145	104,790
Site capitalization				(30)							(30)	—				(2,152)							(2,152)	—
A/R inventory and provision				2							2	—				132							132	—
PT Costs					1	3	6	1	3	1	—	11					53	177	379	86	154	49	—	695
EBITDA Underlying	421	524	455	396	328	417	419	420	412	472	1,795	1,585	26,130	27,536	28,466	25,992	24,463	27,446	27,090	26,487	24,224	26,975	108,125	105,486
Algeria												—
EBITDA reported	169	175	178	162	158	128	135	125	114	104	684	547	15,723	17,199	18,330	17,302	17,060	14,019	14,868	13,851	12,545	11,400	68,554	59,798
PT Costs				6		0	13	2	—	—	6	15				677		10	1,432	195	6	6	677	1,637
A/R and inventory provision				6							6	—				593							593	—
EBITDA Underlying	169	175	178	174	158	128	148	127	114	104	696	562	15,723	17,199	18,330	18,572	17,060	14,029	16,300	14,045	12,551	11,406	69,824	61,435
Pakistan												—
EBITDA reported	96	106	103	104	136	130	147	129	154	167	409	542	9,725	10,828	10,620	10,872	14,240	13,635	15,387	13,509	16,188	17,495	42,044	56,772
SIM re-verification costs	8	6									14	—	766	611									1,377	—
PT Costs				2	3	15	7	20	6	5	2	45				188	339	1,532	770	2,069	608	569	188	4,709
Other		(9)	(7)								(16)	—		(916)	(666)								(1,582)	—
EBITDA Underlying	103	103	97	106	139	145	154				409	438	10,491	10,522	9,954	11,060	14,579	15,167	16,156	15,578	16,796	18,064	42,027	61,481
Bangladesh												—
EBITDA Reported	60	63	69	51	70	69	73	55	69	61	242	267	4,635	4,930	5,339	3,967	5,500	5,386	5,721	4,357	5,517	4,908	18,871	20,964
PT Costs				4	4	2		10	—	—	4	16				333	351	131		771			333	1,252
Sim verification						4					—	4						333					—	333
SIM tax provision			2	12							14	—			156	923							1,079	—
A/R and inventory provision				7							7	—				526							526	—
EBITDA Underlying	60	63	71	74	75	75	73	65	69	61	267	288	4,635	4,930	5,495	5,749	5,850	5,849	5,721	5,128	5,517	4,908	20,809	22,549
Ukraine												—
EBITDA Reported	63	70	84	75	71	80	86	69	77	87	292	306	1,278	1,512	1,835	1,706	1,822	2,027	2,170	1,793	2,073	2,305	6,332	7,811
PT Costs					0	0					—	0					1	1					—	2
Reversal of tax provisions					(1)						—	(1)					(22)						—	(22)
Other										1		—								240			—
EBITDA Underlying	63	70	84	75	70	80	86	69	77	87	292	306	1,278	1,512	1,835	1,706	1,801	2,027	2,170	1,793	2,073	2,305	6,332	7,791
Uzbekistan												—
EBITDA reported	105	113	99	121	100	94	96	105	79	83	437	395	256,637	284,201	255,021	327,858	284,934	273,119	286,793	328,420	264,633	312,518	1,123,718	1,173,267
Legal provision			16								16	—			43,066								43,066	—
Return of litigation losses					(2)			(12)	—	—	—	(14)					(5,159)			(39,881)	—	—	—	(45,040)
Return of bad debt losses					(1)						—	(1)					(3,948)						—	(3,948)
EBITDA Underlying	105	113	115	121	97	94	96	92	79	83	453	379	256,637	284,201	298,087	327,858	275,827	273,119	286,793	288,539	264,633	312,518	1,166,784	1,124,279
HQ and other												—
Uzbekistan Provision			900	11							911	—
PT Costs			44	65	35	54	45	23	21	38	109	157
Other					1	40	(5)	11		1		47
Other HQ								73			—	7
VEON Group Reported	938	1,069	58	811	778	811	896	783	861	931	2,875	3,268
One-offs	8	(3)	960	86	40	118	66	127	30	46	1,051	285
VEON Group Underlying	945	1,066	1,018	897	818	929	962	910	891	977	3,926	3,553

Russia

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	FY14	FY15	FY16
Total operating revenue	1,893	1,964	2,021	1,580	1,061	1,288	1,150	1,084	885	1,008	1,091	1,112	1,097	1,197	7,459	4,583	4,097
EBITDA	760	813	827	580	421	524	455	424	328	414	413	419	409	471	2,980	1,823	1,574
EBITDA margin (%)	40.1%	41.4%	40.9%	36.6%	39.6%	40.7%	39.6%	39.1%	37.0%	41.1%	37.9%	37.7%	37.3%	39.4%	40.0%	39.8%	38.4%
Capital expenditures (CAPEX)	325	392	419	423	84	216	202	403	48	115	149	350	117	141	1,559	906	662
CAPEX excluding licenses	315	378	405	416	80	212	198	343	43	109	146	345	114	138	1,514	833	643

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	FY14	FY15	FY16
Total operating revenues	1,540	1,604	1,651	1,275	859	1,066	961	902	733	843	914	940	932	1,023	6,070	3,789	3,430
Service Revenue (Mobile)	1,500	1,569	1,600	1,208	829	1,031	918	846	696	816	879	886	890	974	5,877	3,624	3,276
Data Revenue (Mobile)	251	256	272	224	164	198	177	180	160	187	208	223	236	254	1,003	719	778
Customers (mln)	55.0	56.3	57.3	57.2	55.7	57.2	59.0	59.8	57.7	57.5	58.4	58.3	57.0	58.3	57.2	59.8	58.3
Mobile data customers (mln)	n.a.	n.a.	n.a.	n.a.	29.7	30.8	33.3	34.3	32.6	33.7	36.2	36.6	36.4	38.1	n.a.	34.3	36.6
ARPU (USD)**	8.9	9.3	9.3	7.0	4.8	6.0	5.2	4.7	3.9	4.7	5.0	5.0	5.1	5.6	n.a.	n.a.	n.a.
MOU, min	287	310	311	316	303	320	319	319	315	337	336	335	324	338	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly), %	17.1%	13.4%	14.5%	15.7%	15.8%	12.8%	13.4%	12.6%	16%	14%	14%	15%	16%	13%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	1,483	1,490	1,607	1,790	1,931	1,906	2,037	2,308	2,565	2,716	n.a.	n.a.	n.a.

FIXED-LINE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	FY14	FY15	FY16
Total operating revenue	353	360	370	305	202	222	189	182	152	165	178	172	165	173	1,388	794	667
Service revenue	348	355	366	303	201	221	188	179	151	165	177	172	164	173	1,372	789	665
Broadband revenue	91	93	86	69	53	56	43	41	43	45	43	45	46	45	0	193	177
Broadband customers (mln)	2.3	2.2	2.2	2.3	2.3	2.2	2.2	2.2	2.2	2.2	2.1	2.2	2.2	2.2	2.3	2.2	2.2
Broadband ARPU (USD)	13.1	13.5	12.5	10.2	7.6	8.3	6.4	6.2	6.6	6.9	6.8	7.0	7.0	6.8	n.a.	n.a.	n.a.
FTTB revenue	88	90	83	69	51	55	42	41	43	44	43	45	45	44	330	189	175
FTTB customers (mln)	2.2	2.2	2.2	2.3	2.2	2.2	2.2	2.2	2.2	2.1	2.1	2.2	2.2	2.2	2.3	2.2	2.2
FTTB ARPU (USD)	13.1	13.5	12.5	10.3	7.6	8.3	6.4	6.2	6.5	6.9	6.7	6.9	6.9	6.7	n.a.	n.a.	n.a.

(in RUB millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	FY14	FY15	FY16
Total operating revenue	66,148	68,722	73,082	73,947	65,916	67,805	72,091	71,429	65,921	66,423	70,529	70,130	64,507	68,407	281,898	277,241	273,003
EBITDA	26,548	28,468	29,878	27,042	26,130	27,536	28,466	28,012	24,410	27,269	26,710	26,401	24,070	26,925	111,935	110,145	104,790
EBITDA margin (%)	40.1%	41.4%	40.9%	36.6%	39.6%	40.6%	39.5%	39.2%	37.0%	41.1%	37.9%	37.6%	37.3%	39.4%	39.7%	39.7%	38.4%
Capital expenditures (CAPEX)	11,486	13,706	15,147	20,970	5,425	11,396	12,645	27,308	3,551	7,556	9,652	21,938	6,834	8,087	61,309	56,775	42,697
CAPEX excluding licenses	11,145	13,218	14,664	20,648	5,179	11,164	12,358	23,368	3,181	7,191	9,444	21,615	6,695	7,882	59,675	52,069	41,432

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	FY14	FY15	FY16
Total operating revenues	53,805	56,133	59,691	59,637	53,364	56,135	60,246	59,450	54,586	55,537	59,044	59,276	54,822	58,491	229,266	229,195	228,443
Service revenue	52,385	54,883	57,810	56,360	51,488	54,304	57,549	55,690	51,835	53,730	56,784	55,844	52,348	55,674	221,438	219,031	218,192
Data Revenue	8,755	8,957	9,829	10,523	10,204	10,420	11,113	11,844	11,942	12,316	13,426	14,088	13,903	14,510	38,065	43,581	51,773
Customers (mln)	55.0	56.3	57.3	57.2	55.7	57.2	59.0	59.8	57.7	57.5	58.4	58.3	57.0	58.3	57.2	59.8	58
Mobile data customers (mln)	n.a.	n.a.	n.a.	n.a.	29.7	30.8	33.3	34.3	32.6	33.7	36.2	36.6	36.4	38.1	n.a.	34	37
ARPU (RUB)**	310	326	336	325	300	316	325	309	293	309	324	317	302	320	n.a.	n.a.	n.a.
MOU (min)	287	310	311	316	303	320	319	319	315	337	336	335	324	338	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	17%	13%	15%	16%	16%	13%	13%	13%	16%	14%	14%	15%	16%	13%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	1,483	1,490	1,607	1,790	1,931	1,906	2,037	2,308	2,565	2,716	n.a.	n.a.	n.a.

FIXED-LINE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	FY14	FY15	FY16
Total operating revenue	12,343	12,589	13,391	14,309	12,553	11,670	11,845	11,978	11,335	10,886	11,485	10,854	9,685	9,916	52,632	48,046	44,560
Service revenue	12,175	12,444	13,228	14,217	12,501	11,627	11,806	11,814	11,271	10,848	11,459	10,840	9,660	9,889	52,064	47,748	44,418
Broadband revenue	3,187	3,251	3,103	3,230	3,168	3,060	2,869	2,886	3,061	2,941	2,806	2,807	2,650	2,579	12,771	11,983	11,615
Broadband customers (mln)	2.3	2.2	2.2	2.3	2.3	2.2	2.2	2.2	2.2	2.2	2.1	2.2	2.2	2.2	2.3	2.2	2.2
Broadband ARPU (RUB)	457	474	454	477	459	451	428	432	463	452	436	435	405	391	n.a.	n.a.	n.a.
FTTB revenue	3,078	3,156	3,004	3,196	3,095	3,005	2,820	2,841	3,013	2,897	2,775	2,776	2,623	2,548	12,434	11,761	11,460
FTTB customers (mln)	2.2	2.2	2.2	2.3	2.2	2.2	2.2	2.2	2.2	2.1	2.1	2.2	2.2	2.2	2.3	2.2	2.2
FTTB ARPU (RUB)	457	473	454	477	459	451	428	432	461	450	436	433	403	390	n.a.	n.a.	n.a.

**	ARPU calculations include MFS revenues starting from Q1 2017

Pakistan

index page

(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16 pro-forma	2Q16 pro-forma	3Q16	4Q16	1Q17	2Q17	FY14	FY15	FY16
Total operating revenue	251	268	241	251	249	257	252	256	351	361	368	369	370	386	1,010	1,014	1,450
Service revenue	241	256	230	239	236	244	238	241	332	341	345	346	345	359	966	960	1,364
EBITDA	99	104	84	99	96	106	103	104	136	130	147	129	154	167	386	409	542
EBITDA margin (%)	39.5%	38.9%	34.9%	39.5%	38.5%	41.3%	41.0%	40.5%	38.7%	36.0%	40.0%	34.9%	41.8%	43.3%	38.2%	40.4%	37.4%
Capital expenditures (CAPEX)	55	410	97	89	26	79	65	68	20	57	73	96	35	360	651	238	246
CAPEX excluding licenses	55	110	97	89	26	79	65	68	20	57	73	96	35	65	351	238	246
Data Revenue	9.8	12.2	12.5	14.2	18.7	20.6	21.6	24.8	38.8	37.6	43.8	47.7	49.9	54.9	48.7	85.6	168
Customers (mln)	38.2	38.8	38.7	38.5	38.2	33.4	35.2	36.2	48.3	49.3	51.0	51.6	52.5	52.5	38.5	36.2	51.6
ARPU (USD)	2.0	2.2	1.9	2.0	2.0	2.2	2.2	2.2	2.4	2.3	2.3	2.3	2.2	2.3	n.a.	n.a.	n.a.
MOU (min)*	213	230	236	273	559	658	684	689	580	566	522	540	515	520	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	5.7%	6.4%	6.8%	7.0%	3.8%	21.6%	3.7%	5.5%	5.5%	3.7%	6.0%	6.0%	4.1%	6.1%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	297	298	350	341	304	292	421	464	465	509	n.a.	n.a.	n.a.
(in PKR billions, unless stated otherwise, unaudited)

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16 pro-forma	2Q16 pro-forma	3Q16	4Q16	1Q17	2Q17	FY14	FY15	FY16
Total operating revenue	26.0	26.3	24.2	25.5	25.3	26.2	25.9	26.8	36.8	37.8	38.5	38.7	38.7	40.4	102.1	104.2	152
Service revenue	24.9	25.2	23.1	24.3	24.0	24.9	24.5	25.3	34.7	35.7	36.1	36.7	36.2	37.7	97.6	98.6	143
EBITDA	10.0	10.2	8.5	10.1	9.7	10.8	10.6	10.9	14.2	13.6	15.4	13.5	16.2	17.5	39.0	42.0	57
EBITDA margin (%)	39.5%	38.9%	34.9%	39.5%	38.5%	41.3%	41.0%	40.5%	38.7%	36.0%	40.0%	34.9%	41.8%	43.3%	38.2%	40.4%	37.4%
Capital expenditures (CAPEX)	n.a.	n.a.	n.a.	n.a.	2.6	8.1	6.7	7.2	2.1	5.9	7.6	10.1	3.6	37.7	n.a.	24.5	26
CAPEX excluding licenses	n.a.	n.a.	n.a.	n.a.	2.6	8.1	6.7	7.2	2.1	5.9	7.6	10.1	3.6	6.8	n.a.	24.5	26
Data Revenue	1.0	1.2	1.3	1.4	1.9	2.1	2.2	2.6	4.1	3.9	4.6	5.0	5.2	5.8	4.9	8.8	18
Customers (mln)	38.2	38.8	38.7	38.5	38.2	33.4	35.2	36.2	48.3	49.3	51.0	51.6	52.5	52.5	38.5	36.2	51.6
ARPU (PKR)	216	214	195	204	203	225	230	228	247	245	237	236	231	238	125	n.a.	n.a.
MOU (min)*	213	230	236	273	559	658	684	689	580	566	522	540	515	520	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	5.7%	6.4%	6.8%	7.0%	3.8%	21.6%	3.7%	5.5%	5.5%	3.7%	6.0%	6.0%	4.1%	6.1%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	297	298	350	341	304	292	421	464	465	509	n.a.	n.a.	n.a.

*	MOU calculation is aligned with group accounting policy

Mobilink standalone

(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16 Reported	2Q16 Reported	FY14	FY15
Total operating revenue	251	268	241	251	249	257	252	256	273	285	1,010	1,014
Service revenue	241	256	230	239	236	244	238	241	257	269	966	960
EBITDA	99	104	84	99	96	106	103	104	116	115	386	409
EBITDA margin (%)	39.5%	38.9%	34.9%	39.5%	38.5%	41.3%	41.0%	40.5%	42.6%	40.2%	38.2%	40.4%
Capital expenditures (CAPEX)	55	410	97	89	26	79	65	68	12	34	651	238
CAPEX excluding licenses	55	110	97	89	26	79	65	68	12	34	351	238
Data Revenue	9.8	12.2	12.5	14.2	18.7	20.6	21.6	24.8	32.7	31.0	48.7	85.6
Customers (mln)	38.2	38.8	38.7	38.5	38.2	33.4	35.2	36.2	38.1	39.1	38.5	36.2
ARPU (USD)	2.0	2.2	1.9	2.0	2.0	2.2	2.2	2.2	2.2	2.2	n.a.	n.a.
MOU (min)*	213	230	236	273	559	658	684	689	692	677	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	5.7%	6.4%	6.8%	7.0%	3.8%	21.6%	3.7%	5.5%	4.0%	5.0%	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	297	298	350	341	297	292	n.a.	n.a.

(in PKR billions, unless stated otherwise, unaudited)

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16 Reported	2Q16 Reported	FY14	FY15
Total operating revenue	26.0	26.3	24.2	25.5	25.3	26.2	25.9	26.8	28.6	29.8	102.1	104.2
Service revenue	24.9	25.2	23.1	24.3	24.0	24.9	24.5	25.3	27.0	28.1	97.6	98.6
EBITDA	10.0	10.2	8.5	10.1	9.7	10.8	10.6	10.9	12.2	12.0	39.0	42.0
EBITDA margin (%)	39.5%	38.9%	34.9%	39.5%	38.5%	41.3%	41.0%	40.5%	42.6%	40.2%	38.2%	40.4%
Capital expenditures (CAPEX)	n.a.	n.a.	n.a.	n.a.	2.6	8.1	6.7	7.2	1.3	3.6	n.a.	24.5
CAPEX excluding licenses	n.a.	n.a.	n.a.	n.a.	2.6	8.1	6.7	7.2	1.3	3.6	n.a.	24.5
Data Revenue	1.0	1.2	1.3	1.4	1.9	2.1	2.2	2.6	3.4	3.2	4.9	8.8
Customers (mln)	38.2	38.8	38.7	38.5	38.2	33.4	35.2	36.2	38.1	39.1	38.5	36.2
ARPU (PKR)	216	214	195	204	203	225	230	228	234	233	125	n.a.
MOU (min)*	213	230	236	273	559	658	684	689	692	677	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	5.7%	6.4%	6.8%	7.0%	3.8%	21.6%	3.7%	5.5%	4.0%	5.0%	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	297	298	350	341	297	292	n.a.	n.a.

*	MOU calculation is aligned with group accounting policy

Algeria

index page

(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	FY14	FY15	FY16
Total operating revenue	429	437	429	396	323	328	325	299	279	251	264	246	232	232	1,690	1,273	1,040
Service revenue	428	434	422	393	320	326	321	292	276	248	263	244	228	228	1,678	1,259	1,031
EBITDA	247	238	225	198	169	175	178	162	158	128	135	125	114	104	907	684	547
EBITDA margin (%)	57.6%	54.5%	52.5%	49.8%	52.3%	53.4%	54.8%	54.3%	56.8%	51.1%	51.3%	50.9%	49.2%	45.1%	53.5%	53.7%	52.6%
Capital expenditures (CAPEX)	60	162	84	109	45	46	33	69	27	43	76	56	26	29	415	192	202
CAPEX excluding licenses	60	162	84	109	45	46	33	69	27	43	39	56	26	29	415	192	165
Data Revenue	2.6	2.4	9.1	7.8	8.0	11.5	13.1	13.3	16.2	15.7	19.3	21.9	25.1	29.8	21.8	45.9	73
Customers (mln)	17.4	17.1	17.6	17.7	17.1	17.1	17.0	17.0	16.7	16.3	15.9	16.3	16.1	15.5	17.7	17.0	16.3
ARPU (USD)*	8.1	8.3	7.9	7.4	6.1	6.3	6.1	5.7	5.4	5.0	5.4	5.0	4.7	4.8	n.a.	n.a.	n.a.
MOU (min)	215	218	213	204	344	387	390	375	351	339	335	323	365	379	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.8%	7.6%	7.5%	6.4%	11.6%	8.7%	9.6%	9.1%	9.0%	9.8%	9.4%	9.9%	9.9%	10.6%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	208	273	255	288	295	304	345	447	573	478	n.a.	n.a.	n.a.
(in DZD billions, unless stated otherwise, unaudited)

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	FY14	FY15	FY16
Total operating revenue	33.5	34.5	34.4	33.7	30.0	32.2	33.4	31.9	30.0	27.4	29.0	27.2	25.5	25.3	136.2	127.6	114
Service revenue	33.4	34.3	33.9	33.5	29.8	32.0	33.1	31.2	29.7	27.2	28.9	26.9	25.0	24.9	135.0	126.1	113
EBITDA	19.2	18.8	18.1	16.8	15.7	17.2	18.3	17.3	17.1	14.0	14.9	13.9	12.5	11.4	72.6	68.6	60
EBITDA margin (%)	57.4%	54.3%	52.5%	49.8%	52.3%	53.4%	54.8%	54.3%	56.8%	51.1%	51.3%	50.9%	49.2%	45.1%	53.5%	53.7%	52.6%
Capital expenditures (CAPEX)	n.a.	n.a.	n.a.	n.a.	4.2	4.5	3.4	7.3	2.9	4.7	8.3	6.2	2.9	3.1	n.a.	20	22
CAPEX excluding licenses	n.a.	n.a.	n.a.	n.a.	4.2	4.5	3.4	7.3	2.9	4.7	4.3	6.2	2.9	3.1	n.a.	20	18
Data Revenue	0.2	0.2	0.5	0.7	0.7	1.1	1.4	1.4	1.7	1.7	2.1	2.4	2.8	3.2	1.6	4.6	8
Customers (mln)	17.4	17.1	17.6	17.7	17.1	17.1	17.0	17.0	16.7	16.3	15.9	16.3	16.1	15.5	17.7	17.0	16.3
ARPU (DZD)*	631	657	648	622	569	617	620	612	586	546	593	555	513	522	247	n.a.	n.a.
MOU (min)	215	205	213	204	344	387	390	375	351	339	335	323	365	379	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.8%	7.6%	7.5%	6.4%	11.6%	8.7%	9.6%	9.1%	9%	10%	9%	10%	10%	11%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	208	273	255	288	295	304	345	447	573	478	n.a.	n.a.	n.a.

**	ARPU calculations include MFS revenues starting from Q1 2017

Bangladesh

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(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	FY14	FY15	FY16
Total operating revenue	134	141	142	146	147	151	154	153	155	157	157	152	151	148	563	604	621
Service revenue	132	139	140	144	145	149	151	151	153	152	153	147	147	144	556	596	606
EBITDA	49	54	56	60	60	63	69	51	70	69	73	55	69	61	219	242	267
EBITDA margin (%)	37.4%	38.2%	39.7%	40.8%	40.6%	41.9%	44.7%	33.2%	45.3%	43.7%	46.7%	36.4%	45.9%	41.1%	38.9%	40.1%	43.1%
Capital expenditures (CAPEX)	27	43	50	59	12	32	49	42	17	33	22	65	10	18	178	134	137
CAPEX excluding licenses	27	43	50	59	12	32	49	42	17	33	22	65	10	18	178	134	137
Data Revenue	4.4	5.0	6.3	7.5	8.6	9.3	11.5	12.2	13.6	14.9	16.6	17.5	19.2	19.0	23.2	42	63
Customers (mln)	29.4	29.8	30.2	30.8	31.8	32.0	32.3	32.3	31.6	31.1	29.0	30.4	30.5	30.7	30.8	32.3	30.4
ARPU (USD)	1.5	1.6	1.5	1.6	1.5	1.5	1.6	1.5	1.6	1.6	1.7	1.6	1.6	1.6	n.a.	n.a.	n.a.
MOU (min)*	188	201	200	186	295.2	300.5	308.7	305.2	311.4	315.7	321.9	321.7	305.4	285.4	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.3%	5.2%	5.3%	5.1%	4.5%	5.7%	5.7%	6.4%	4.5%	4.7%	13.9%	4.6%	5.5%	5.4%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	66	60	104	134	157	167	254	391	304	364	n.a.	n.a.	n.a.
(in BDT billions, unless stated otherwise, unaudited)

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	FY14	FY15	FY16
Total operating revenue	10.2	10.9	11.0	11.3	11.4	11.8	11.9	12.0	12.2	12.3	12.3	12.0	12.0	12.0	43.7	47.1	48.7
Service revenue	10.2	10.8	10.9	11.2	11.3	11.6	11.8	11.8	12.0	11.9	12.0	11.6	11.7	11.6	43.1	46.4	47.5
EBITDA	4.0	4.2	4.4	4.6	4.6	4.9	5.3	4.0	5.5	5.4	5.7	4.4	5.5	4.9	17.0	18.9	21.0
EBITDA margin (%)	37.4%	38.2%	39.7%	40.8%	40.6%	41.9%	44.7%	33.1%	45.3%	43.7%	46.7%	36.4%	46.0%	41.1%	38.9%	40.1%	43.1%
Capital expenditures (CAPEX)	n.a.	n.a.	n.a.	n.a.	0.9	2.5	3.8	3.3	1.3	2.6	1.7	5.1	0.8	1.4	n.a.	10.5	10.7
CAPEX excluding licenses	n.a.	n.a.	n.a.	n.a.	0.9	2.5	3.8	3.3	1.3	2.6	1.7	5.1	0.8	1.4	n.a.	10.5	10.7
Data Revenue	0.30	0.39	0.49	0.58	0.67	0.7	0.9	1.0	1.1	1.2	1.3	1.4	1.5	1.5	1.76	3.3	4.9
Customers (mln)	29.4	29.8	30.2	30.8	31.8	32.0	32.3	32.3	31.6	31.1	29.0	30.4	30.5	30.7	30.8	32.3	30.4
ARPU (BDT)	117	121	120	122	119	120	121	121	125	126	133	130	128	127	n.a.	n.a.	n.a.
MOU (min)*	188	201	200	186	295	300	309	305	311	316	322	322	305	285	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.3%	5.2%	5.3%	5.1%	4.5%	5.7%	5.7%	6.4%	4.5%	4.7%	13.9%	4.6%	5.5%	5.4%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	66	60	104	134	157	167	254	391	304	364	n.a.	n.a.	n.a.

*	Starting from 1Q15 MOU is reported (not MOU billed) due to alingment with the Group policies.

Ukraine

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	FY14	FY15	FY16
Total operating revenue	335	259	252	216	151	154	166	152	135	146	155	150	143	153	1,062	622	586
EBITDA	162	115	114	92	63	70	84	75	71	80	86	69	77	87	483	292	306
EBITDA margin (%)	48.6%	44.5%	45.4%	42.7%	41.3%	45.6%	51.0%	49.2%	52.5%	55.0%	55.4%	46.3%	53.6%	56.8%	45.2%	47.0%	52.3%
Capital expenditures (CAPEX)	35	30	35	37	45	178	38	38	10	30	34	33	29	38	137	298	106
CAPEX excluding licenses	35	30	35	37	32	54	36	38	9	29	33	32	27	27	137	160	104

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	1Q16	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	FY14	FY15	FY16
Total operating revenue	305	236	232	200	140	143	155	141	125	136	144	139	132	143	973	578	545
Service revenue	305	235	231	199	139	142	154	140	125	135	144	139	132	142	970	576	542
Data Revenue	27.6	20.5	19.5	17.8	14.0	14.0	19.0	19.7	19.3	21.5	25.9	28.2	31.2	35.3	85	66	95
Customers (mln)	25.6	25.4	26.3	26.2	26.1	26.1	25.7	25.4	25.3	25.4	26.3	26.1	26.0	26.1	26.2	25.4	26.1
ARPU (USD)	3.9	3.1	3.0	2.5	1.8	1.8	1.9	1.8	1.6	1.7	1.8	1.7	1.7	1.8	n.a.	n.a.	n.a.
MOU (min)	498	506	517	524	536	530	537	562	572	559	544	565	574	573	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	7.3%	6.4%	4.8%	6.7%	5.4%	5.0%	6.6%	6.4%	5.0%	4.5%	2.6%	6.2%	5.2%	4.3%	n.a.	n.a.	n.a.

FIXED-LINE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	1Q16	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	FY14	FY15	FY16
Total operating revenue	30	24	20	16	11	11	11	11	10	10	10	10	11	10	90	45	41
Service revenue	29	24	20	16	11	11	11	11	10	10	10	10	11	10	89	45	41
Broadband revenue	13	10	9	8	6	6	6	6	6	6	6	6	6	6	40	24	24
Broadband customers (mln)	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8
Broadband ARPU (USD)	5.6	4.0	3.6	3.2	2.3	2.5	2.5	2.5	2.3	2.5	2.4	2.5	2.6	2.6	n.a.	n.a.	n.a

(in UAH millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	FY14	FY15	FY16
Total operating revenue	2,942	3,034	3,160	3,095	3,092	3,315	3,595	3,472	3,468	3,689	3,922	3,881	3,871	4,058	12,231	13,475	14,960
EBITDA	1,430	1,349	1,436	1,311	1,278	1,512	1,835	1,706	1,822	2,027	2,170	1,793	2,073	2,305	5,526	6,332	7,811
EBITDA margin (%)	48.6%	44.5%	45.5%	42.3%	41.3%	45.6%	51.0%	49.1%	52.5%	54.9%	55.3%	46.2%	53.6%	56.8%	45.2%	47.0%	52.2%
Capital expenditures (CAPEX)	305	354	445	554	1,033	3,999	833	875	264	745	868	847	782	1,009	1,658	6,740	2,723
CAPEX excluding licenses	305	350	444	554	742	1,176	778	869	249	727	860	836	737	705	1,652	3,566	2,672

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	FY14	FY15	FY16
Total operating revenue	2,682	2,754	2,906	2,870	2,859	3,077	3,357	3,215	3,209	3,427	3,661	3,611	3,576	3,781	11,212	12,508	13,908
Service revenue	2,677	2,750	2,899	2,863	2,851	3,069	3,348	3,206	3,199	3,399	3,652	3,601	3,560	3,768	11,190	12,475	13,851
Data Revenue	242.3	240.4	244.6	256.4	281.4	303.7	408.2	449	496	544	659	731	845	933	984	1,442	2,429
Customers (mln)*	25.6	25.4	26.3	26.2	26.1	26.1	25.7	25.4	25.3	25.4	26.3	26.1	26.0	26.1	26.2	25.4	26.1
ARPU (UAH)	34.6	35.7	37.0	36.1	36.0	38.7	42.2	40.7	41.6	43.8	46.2	45.2	44.9	47.5	n.a.	n.a.	n.a.
MOU (min)	498	506	517	524	536	530	537	562	572	559	544	565	574	573	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	7.3%	6.4%	4.8%	6.7%	5.4%	5.0%	6.6%	6.4%	5.0%	4.5%	2.6%	6.2%	5.2%	4.3%	n.a.	n.a.	n.a.

FIXED-LINE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	FY14	FY15	FY16
Total operating revenue	260	280	255	225	233	238	238	257	259	262	261	270	295	277	1,020	967	1,052
Service revenue	259	279	254	225	233	238	238	257	259	262	261	270	295	277	1,017	967	1,052
Broadband revenue	114	111	107	111	117	132	132	143	148	151	150	156	170	169	443	524	604
Broadband customers (mln)	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8
Broadband ARPU (UAH)	49	47	45	46	48	53	54	59	61	62	62	64	69	70	n.a.	n.a.	n.a

*	ARPU calculations include MFS revenues starting from Q1 2017

Uzbekistan

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	FY14	FY15	FY16	FY17
Total operating revenue	163	179	190	186	167	175	186	183	165	164	169	165	153	152	718	711	663	153
EBITDA	105	115	127	115	105	113	99	121	100	94	96	105	79	83	461	437	395	79
EBITDA margin (%)	64.4%	64.2%	66.5%	61.6%	62.7%	64.3%	53.2%	66.0%	60.8%	57.1%	57.1%	63.3%	51.5%	54.2%	64.2%	61.5%	59.6%	51.5%
Capital expenditures (CAPEX)	21	10	20	28	0	1	34	20	30	16	38	91	22	16	79	54	174	22
CAPEX excluding licenses	21	10	20	28	0	1	34	20	30	16	38	91	22	16	79	54	174	22

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	FY14	FY15	FY16	FY16
Total operating revenue	161	177	189	184	166	174	184	182	164	163	168	164	152	151	711	706	659	152
Service revenue	161	176	189	184	165	174	183	182	164	163	168	164	152	151	710	704	659	152
Data Revenue	30.4	31.3	34.9	35.7	34.3	33.8	34.2	33.6	36.4	37.3	38.3	40.2	40.0	36.9	132.3	136	152	40
Customers (mln)	10.4	10.4	10.5	10.6	10.4	10.3	10.2	9.9	9.5	9.3	9.6	9.5	9.5	9.6	10.6	9.9	9.5	9.5
Mobile data customers (mln)*	5.4	5.3	5.4	5.5	5.2	5.0	4.8	4.7	4.4	4.3	4.5	4.6	4.6	4.5	5.5	4.7	4.6	4.6
ARPU (USD)	5.1	5.6	6.0	5.8	5.2	5.6	6.0	6.0	5.6	5.7	5.9	5.7	5.3	5.3	n.a.	n.a.	n.a.	n.a.
MOU (min)*	465	531	568	528	498	553	550	501	482	535	580	568	545	578	n.a.	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	12%	12%	12%	12%	12%	11%	12%	12%	12%	12%	10%	12%	12%	13%	n.a.	n.a.	n.a.	n.a.

FIXED-LINE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	FY14	FY15	FY16	FY16
Total operating revenue	2.0	2.0	2.0	2.0	1.4	1.4	1.3	1.3	1.2	1.1	1.1	1.0	1.0	1.0	8.0	5.4	4.5	1
Service revenue	1.8	2.0	2.0	2.0	1.4	1.3	1.3	1.2	1.2	1.1	1.1	1.0	1.0	1.0	7.8	5.3	4.5	1
Broadband revenue	0.7	0.7	0.7	0.6	0.6	0.5	0.5	0.5	0.0	0.0	0.0	0.0	0.0	0.0	2.7	2.1	0.0	0
Broadband customers (mln)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Broadband ARPU (USD)	21.0	19.0	14.0	16.9	16.7	16.8	15.4	14.0	0.0	0.0	0.0	0.0	0.0	0.0	n.a.	n.a	n.a	n.a

(in UZS billions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	FY14	FY15	FY16	FY17
Total operating revenue	363	409	446	445	409	442	480	497	469	479	502	518	513	576	1,662	1,829	1,967	513
EBITDA	234	262	296	274	257	284	255	328	285	273	287	328	265	313	1,066	1,124	1,173	265
EBITDA margin (%)	64.4%	64.2%	66.5%	61.6%	62.7%	64.3%	53.1%	65.9%	60.8%	57.1%	57.1%	63.5%	51.6%	54.3%	64.2%	61.5%	59.6%	51.6%
Capital expenditures (CAPEX)	46	23	47	67	0	3	87	53	85	47	112	289	75	60	184	143	533	75
CAPEX excluding licenses	46	23	47	67	0	3	87	53	85	47	112	289	75	60	184	143	533	75

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	FY14	FY15	FY16	FY16
Total operating revenue	359	405	442	441	406	439	476	494	465	475	499	514	510	572	1,646	1,815	1,954	510
Service revenue	358	404	441	441	405	439	475	493	465	475	499	514	510	572	1,643	1,811	1,953	510
Data Revenue	67.7	71.7	81.7	85.4	84.1	85.3	88.5	91.0	103.4	108.7	114.0	126.1	134.2	139	306.4	349	452	134
Customers (mln)	10.4	10.4	10.5	10.6	10.4	10.3	10.2	9.9	9.5	9.3	9.6	9.5	9.5	9.6	10.6	9.9	9.5	9.5
Mobile data customers (mln)*	5.4	5.3	5.4	5.5	5.2	5.0	4.8	4.7	4.4	4.3	4.5	4.6	4.6	4.5	5.5	4.7	4.6	4.6
ARPU (UZS)	11,293	12,805	13,955	13,804	12,819	14,092	15,393	16,237	15,877	16,720	17,527	17,925	17,767	19,847	n.a.	n.a.	n.a.	n.a.
MOU (min)*	465	531	568	528	498	553	550	501	482	535	580	568	545	578	n.a.	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)*	12%	12%	12%	12%	12%	11%	12%	12%	12%	12%	10%	12%	12%	13%	n.a.	n.a.	n.a.	n.a.

FIXED-LINE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	FY14	FY15	FY16	FY16
Total operating revenue	4.0	3.9	4.0	3.9	3.5	3.5	3.4	3.4	3.5	3.3	3.3	3.2	3.4	3.7	15.8	13.8	13.3	3
Service revenue	4.0	3.9	3.9	3.8	3.4	3.4	3.4	3.4	3.5	3.3	3.3	3.2	3.4	3.7	15.6	13.4	13.2	3

*	Previous periods satring from 1Q16 were restated due to alignment with the Group definition.

Italy

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(in EUR millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16*	1Q17*	2Q17*	FY14	FY15	FY16*
Total operating revenue[2]	1,144	1,147	1,220	1,123	1,078	1,082	1,090	1,178	1,064	1,092	1,160	1,749	1,548	1,535	4,633	4,428	6,475
EBITDA	430	435	521	418	406	397	427	441	381	399	473	551	458	442	1,804	1,671	2,124
EBITDA margin (%)	37.6%	38.0%	42.7%	37.2%	37.7%	36.7%	39.1%	37.4%	35.8%	36.6%	40.8%	31.5%	29.6%	28.8%	38.9%	37.7%	32.8%
Capital expenditures (CAPEX)	137	173	187	261	172	186	170	251	172	192	151	404	240	266	757	779	1,172
CAPEX excluding licenses	137	173	187	261	172	186	170	251	172	192	151	404	240	266	757	779	1,172

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17*	FY14	FY15	FY16
Total operating revenue[2]	827	832	848	820	781	800	818	880	796	824	875	1,440	1,253	1,239	3,328	3,279	5,338
Service revenue[2]	729	737	763	746	705	720	752	736	703	714	765	1,103	1,043	1,042	2,975	2,913	4,367
Data Revenue	132	137	152	152	154	159	172	168	174	179	204	341	352	367	573	652	1,329
Customers (mln)	22.0	21.9	21.8	21.6	21.4	21.4	21.3	21.1	20.9	20.9	20.7	31.3	30.9	30.3	21.6	21.4	31.3
Data customers (mln)[2]	9.3	9.7	10.2	10.2	10.9	11.0	11.3	11.6	11.6	12	12	19	20	19	10.2	11.6	19
ARPU (€)[2]	10.9	11.1	11.6	11.4	10.9	11.2	11.6	11.4	11.0	11.3	12.1	11.4	11.0	11.2	n.a.	n.a.	n.a
of which :
ARPU voice (€)[2]	6.7	6.8	7.0	6.9	6.3	6.6	6.7	6.6	6.2	6.4	6.6	5.7	5.4	5.3	n.a.	n.a.	n.a
ARPU data (€)	4.2	4.3	4.6	4.5	4.5	4.6	4.9	4.8	4.8	4.9	5.5	5.7	5.6	5.9	n.a.	n.a.	n.a
MOU (min.)	254	261	262	274	267	275	263	274	270	280	267	288	264	274	n.a.	n.a.	n.a
Total traffic (mln. min.)	16,895	17,486	17,150	17,819	17,188	17,538	16,853	17,448	17,026	17,538	16,673	27,058	24,693	25,134	n.a.	n.a.	n.a
Churn, annualised rate (%)	32.2%	29.9%	32.0%	31.6%	35.1%	25.2%	27.9%	28.8%	30.3%	29.7%	31.5%	34.9%	33.2%	40.0%	n.a.	n.a.	n.a
MBOU	n.a.	n.a.	n.a.	n.a.	1,392	1,436	1,635	1,628	1,742	1,905	2,252	2,768	2,896	3,179	n.a.	n.a.	n.a

FIXED-LINE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17*	FY14	FY15	FY16
Total operating revenue[2]	316	314	372	302	297	283	272	298	269	268	285	309	295	296	1,305	1,150	1,137
Service revenue[2]	306	303	291	292	278	277	272	268	263	264	269	279	270	268	1,192	1,095	1,082
Total voice customers (mln)	3.0	2.9	2.9	2.8	2.8	2.8	2.8	2.8	2.8	2.8	2.8	2.7	2.7	2.7	2.8	2.8	2.7
of which :
Total DIRECT voice customers (mln)	2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.5	2.5	2.5	2.5	2.5	2.5	2.4	n.a.	n.a
Total INDIRECT voice customers (mln)	0.5	0.5	0.5	0.4	0.4	0.4	0.4	0.4	0.3	0.3	0.3	0.2	0.2	0.2	0.4	n.a.	n.a
Total fixed-line ARPU (€)	29.8	29.9	29.0	28.7	27.9	27.9	27.8	28.0	27.3	26.9	27.3	28.8	28.1	27.6	n.a.	n.a.	n.a
Total Traffic (mln. min.)	3,627	3,410	2,616	3,292	3,137	2,819	2,357	2,763	2,633	2,503	2,040	2,422	2,286	2,092	n.a.	n.a.	n.a

Total Internet customers (mln)	2.2	2.2	2.2	2.2	2.2	2.2	2.3	2.3	2.3	2.3	2.3	2.3	2.4	2.4	2.2	2.3	2.3
of which :
Broadband (mln)	2.2	2.2	2.1	2.2	2.2	2.2	2.2	2.3	2.3	2.3	2.3	2.3	2.4	2.4	2.2	2.3	2.3
Broadband ARPU (€)	20.8	21.3	21.4	21.6	21.1	21.2	21.1	20.9	20.5	20.9	21.2	22.3	21.8	21.8	n.a.	n.a.	n.a
Dual-play customers (mln)	1.9	1.9	1.9	1.9	2.0	2.0	2.0	2.0	2.1	2.1	2.1	n.a.	n.a.	n.a.	1.9	2.0	n.a.

	Combined entity				Actual JV
CONSOLIDATED	4Q15*	1Q16*	2Q16*	4Q16*	1Q17	2Q17
Total operating revenue	1,741	1,515	1,562	1,749	1,548	1,535
Underlying EBITDA[1]	568	471	493	611	517	523
Underlying EBITDA margin (%)	32.6%	31.1%	31.5%	34.9%	33.4%	34.0%
Capital expenditures (CAPEX)	360	276	264	404	240	266
CAPEX excluding licenses	360	276	264	404	240	266

MOBILE	4Q15	1Q16	2Q16	4Q16	1Q17	2Q17
Total operating revenue	1,443	1,244	1,292	1,440	1,253	1,239
Service revenue	1,091	1,049	1,065	1,103	1,043	1,042
Data Revenue	313	315	319	341	352	367
Customers (mln)	31.2	31.1	31.3	31.3	30.9	30.3
Data customers (mln)	18.5	18.6	18.9	19.5	19.5	19.3
ARPU (€)	11.4	11.0	11.2	11.4	11.0	11.2
of which :
ARPU voice (€)	5.9	5.7	5.8	5.7	5.4	5.3
ARPU data (€)	5.4	5.3	5.4	5.7	5.6	5.9
MOU (min.)	277	276	286	288	264	274
Total traffic (mln. min.)	25,951	25,782	26,800	27,058	24,693	25,134
Churn, annualised rate (%)	34.7%	32.9%	32.8%	34.9%	33.2%	40.0%
MBOU	n.a.	2,058	2,278	2,768	2,896	3,179

FIXED-LINE	4Q15	1Q16	2Q16	4Q16	1Q17	2Q17
Total operating revenue	298	272	271	309	295	296
Service revenue	268	266	267	279	270	268
Total voice customers (mln)	2.8	2.8	2.8	2.7	2.7	2.7
of which :
Total DIRECT voice customers (mln)	2.4	2.5	2.5	2.5	2.5	2.5
Total INDIRECT voice customers (mln)	0.4	0.3	0.3	0.2	0.2	0.2
Total fixed-line ARPU (€)	28.0	27.3	26.9	28.8	28.1	27.6
Total Traffic (mln. min.)	2,763	2,633	2,503	2,422	2,286	2,092

Total Internet customers (mln)	2.3	2.3	2.3	2.3	2.4	2.4
of which :
Broadband (mln)	2.3	2.3	2.3	2.3	2.4	2.4
Broadband ARPU (€)	20.9	20.5	20.9	22.3	21.8	21.8

1	In Q4 2015 underlying EBITDA excludes restructuring costs of app. EUR 19 million and and in 4Q 2016 integration costs of app. EUR 60 million Q1 2017 underlying EBITDA excludes approximately 59 EUR million restructuring costs In Q2 2017 underlying EBITDA excludes approxiamtely EUR 81 million
2	Starting from Q2 2017 results, minor changes in accounting policies were adopted and for a proper comparison previous period results were adjusted accordingly.
*	The “combined data” for Q4 2015 and Q1 2016, consists of the sum of the WIND and 3 Italia businesses results, respectively. The Q4 2015 and Q1 2016 data related to 3 Italia was obtained through due diligence performed as part of the merger process. The company has included this “combined data” because it believes that financial information on the Italy joint venture is relevant to its business and results for the financial quarter. Going forward, the company expects to include financial information related to the Italy joint venture in the publication of its financial results. It should be noted that the company owns 50% of the Italy joint venture, while the results above reflect the entire business.

Laos

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	FY14	FY15	FY16
Total operating revenue*	8.3	8.0	7.0	5.5	5.1	4.7	4.3	4.1	3.8	3.5	3.1	3.7	3.5	3.5	28.5	18.2	14.1
EBITDA	2.4	3.0	2.0	2.3	2.0	1.5	0.9	1.0	0.6	0.3	-0.1	0.8	0.5	0.5	9.6	5.4	1.6
EBITDA margin (%)	28.4%	37.7%	28.0%	42.7%	38.5%	31.2%	21.2%	25.1%	15.6%	9.1%	-4.6%	22.0%	15.3%	15%	33.6%	29.6%	11%

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	FY14	FY15	FY16
Customers (mln)	0.3	0.3	0.3	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.3	0.3	0.3	0.244665	0.17	0.28034